     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 15, 1998

                                                      REGISTRATION NO. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                              ACCURIDE CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    3714                                   61-1109077
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL          (I.R.S. EMPLOYER IDENTIFICATION NO.)
     INCORPORATION OR ORGANIZATION)                    CLASSIFICATION
                                                        CODE NUMBER)

                            ------------------------

                                2315 ADAMS LANE
                              HENDERSON, KY 42420
                                 (502) 826-5000

         (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING
             AREA CODE, OF REGISTRANTS PRINCIPAL EXECUTIVE OFFICES)

                         ------------------------------

                               WILLIAM P. GREUBEL
                     PRESIDENT AND CHIEF EXECUTIVE OFFICER
                                2315 ADAMS LANE
                              HENDERSON, KY 42420
                                 (502) 826-5000
           (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER,
                   INCLUDING AREA CODE, OF AGENT FOR SERVICE)

                         ------------------------------

                                   COPIES TO:

                               RANDALL C. BASSETT
                                LATHAM & WATKINS
                       633 WEST FIFTH STREET, SUITE 4000
                         LOS ANGELES, CALIFORNIA 90071
                                 (213) 485-1234

    APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

    If any of the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. / /
                            ------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                                                PROPOSED
                                                                            PROPOSED           AGGREGATE           AMOUNT OF
             TITLE OF EACH CLASS OF                   AMOUNT TO BE       OFFERING PRICE         OFFERING          REGISTRATION
           SECURITIES TO BE REGISTERED                 REGISTERED         PER NOTE(1)           PRICE(1)              FEE
9 1/4% Senior Subordinated Notes due 2008             $200,000,000            100%            $200,000,000          $59,000

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457.
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                              ACCURIDE CORPORATION
                             CROSS REFERENCE SHEET
           PURSUANT TO RULE 404(A) AND ITEM 501(B) OF REGULATION S-K
               SHOWING LOCATION IN PROSPECTUS OF THE INFORMATION
                         REQUIRED BY PART I OF FORM S-4

       1.  Forepart of Registration Statement and
             Outside Front Cover Page of Prospectus...  Outside Front Cover Page; Cross Reference
                                                          Sheet; Inside Front Cover Page
       2.  Inside Front and Outside Back Cover Pages
             of Prospectus............................  Inside Front Cover Page; Outside Back Cover
                                                          Page
       3.  Risk Factors, Ratio of Earnings to Fixed
             Charges and Other Information............  Prospectus Summary; Risk Factors; Selected
                                                          Consolidated Financial Data
       4.  Terms of the Transaction...................  The Exchange Offer; Certain Federal Income
                                                          Tax Considerations, Description of Notes
       5.  Pro Forma Financial Information............  Prospectus Summary; Selected Consolidated
                                                          Financial Data
       6.  Material Contacts with the Company Being
             Acquired.................................  Not Applicable
       7.  Additional Information Required for
             Reoffering by Persons and Parties Deemed
             to be Underwriters.......................  Not Applicable
       8.  Interests of Named Experts and Counsel.....  Legal Matters
       9.  Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities..............................  Not Applicable
      10.  Information with Respect to S-3
             Registrants..............................  Not Applicable
      11.  Incorporation of Certain Information by
             Reference................................  Not Applicable
      12.  Information with Respect to S-2 or S-3
             Registrant...............................  Not Applicable
      13.  Information with Respect to Registrants
             Other Than S-3 or S-2 Registrants........  Prospectus Summary; Capitalization;
                                                        Selected Consolidated Financial Data;
                                                          Management's Discussion and Analysis of
                                                          Financial Condition and Results of
                                                          Operations; Business; Management; Certain
                                                          Relationships And Related Transactions;
                                                          Principal Stockholders; Description of
                                                          Credit Facility; Description of Notes;
                                                          Book Entry; Delivery and Form; Plan of
                                                          Distribution; Legal Matters; Experts;
                                                          Available Information; Consolidated
                                                          Financial Statements
      14.  Information with Respect to S-3
             Companies................................  Not Applicable
      15.  Information with Respect to S-2 or S-3
             Companies................................  Not Applicable
      16.  Information with Respect to Companies Other
             Than S-2 or S-3 Companies................  Not Applicable
      17.  Information if Proxies, Consents or
             Authorizations are to be Solicited.......  Not Applicable
      18.  Information if Proxies, Consents or
             Authorizations are not to be Solicited or
             in an Exchange Offer.....................  Management; The Exchange Offer; Certain
                                                          Relationships And Related Transactions

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                SUBJECT TO COMPLETION, DATED            , 1998.

PROSPECTUS

                                 OFFER TO EXCHANGE

              9 1/4% SENIOR SUBORDINATED NOTES DUE 2008, SERIES B
    FOR ALL OUTSTANDING 9 1/4% SENIOR SUBORDINATED NOTES DUE 2008, SERIES A
                                       OF
                              ACCURIDE CORPORATION

THE EXCHANGE OFFER WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME ON       , 1998
                                UNLESS EXTENDED.

    Accuride Corporation, a Delaware corporation ("Accuride" or the "Company"), hereby offers (the "Exchange Offer"), upon the terms and subject to the conditions set forth in this Prospectus and the accompanying Letter of Transmittal (the "Letter of Transmittal"), to exchange $1,000 principal amount of its 9 1/4% Senior Subordinated Notes due 2008 (the "Exchange Notes"), which exchange has been registered under the Securities Act of 1933, as amended (the "Securities Act"), pursuant to a registration statement of which this Prospectus is a part (the "Registration Statement"), for each $1,000 principal amount of its outstanding 9 1/4% Senior Subordinated Notes due 2008 (the "Private Notes"), of which $200,000,000 in aggregate principal amount are outstanding as of the date hereof. The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will have been registered under the Securities Act, and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) Holders of the Exchange Notes will not be entitled to certain rights of Holders of the Private Notes under the Registration Rights Agreement (as defined), which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Private Notes (which they replace) and will be entitled to the benefits of an indenture dated as of January 21, 1998 governing the Private Notes and the Exchange Notes (the "Indenture"). The Private Notes and the Exchange Notes are sometimes referred to herein collectively as the "Notes." See "The Exchange Offer" and "Description of Notes."

    The Notes will be unsecured, will be subordinated in right of payment to all existing and future Senior Indebtedness (as defined) of the Company and will be effectively subordinated to all obligations of the subsidiaries of the Company. The Notes will rank PARI PASSU with any future senior subordinated indebtedness of the Company and will rank senior to all other Subordinated Indebtedness of the Company. See "Description of the Notes." As of December 31, 1997, after giving pro forma effect to the Recapitalization (including the Private Notes), the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $196.0 million ($60.0 million of which represents a guarantee of amounts borrowed directly by the Company's Canadian subsidiary under the Credit Facility (as defined)), the Company would have had no senior subordinated indebtedness outstanding other than the Private Notes, and the Company's subsidiaries would have had total liabilities of $53.2 million, excluding obligations under the Credit Facility. In addition, on a pro forma basis after giving effect to the Recapitalization, the Company would have had $95.0 million of additional Senior Indebtedness available to be borrowed under the Revolver (as defined). See "Pro Forma Consolidated Condensed Financial Statements," "Risk Factors--Adverse Consequences of Holding Company Structure," "-- Subordination" and "Description of the Notes."

    The Exchange Notes will bear interest at the same rate and on the same terms as the Private Notes. Consequently, the Exchange Notes will bear interest at the rate of 9 1/4% per annum and the interest thereon will be payable semi-annually on February 1 and August 1 of each year, commencing August 1, 1998. The Exchange Notes will bear interest from and including the date of issuance of the Private Notes (January 21, 1998). Holders whose Private Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Private Notes.

    SEE "RISK FACTORS," BEGINNING ON PAGE 15, FOR A DISCUSSION OF CERTAIN FACTORS THAT INVESTORS SHOULD CONSIDER IN CONNECTION WITH THE EXCHANGE OFFER AND AN INVESTMENT IN THE EXCHANGE NOTES.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
     EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
        SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES
             COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF
                THIS PROSPECTUS. ANY REPRESENTATION TO THE
                      CONTRARY IS A CRIMINAL OFFENSE.

                The date of this Prospectus is            , 1998

    The Exchange Notes will be redeemable at the option of the Company, in whole or in part, on or after February 1, 2003, at the redemption prices set forth herein, plus accrued and unpaid interest thereon, if any, to the date of redemption. In addition, at any time on or prior to February 1, 2002, the Company may, at its option, redeem up to 40% of the original aggregate principal amount of the Exchange Notes with the net proceeds of one or more Equity Offerings (as defined), at a price equal to 109.25% of the aggregate principal amount to be redeemed, together with accrued and unpaid interest, if any, to the date of redemption; provided that at least 60% of the original aggregate principal amount of the Exchange Notes remains outstanding immediately after each such redemption. Upon the occurrence of a Change of Control (as defined), the Company will have the option, at any time on or prior to February 1, 2003, to redeem the Exchange Notes, in whole but not in part, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium (as defined), together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control, if the Company does not so redeem such Exchange Notes or if a Change of Control occurs after February 1, 2003, the Company will be required to make an offer to purchase the Exchange Notes at a price equal to 101% of the original aggregate principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase. The Company's ability to pay cash to the Holders of Exchange Notes upon a repurchase may be limited by the Company's then existing financial resources. See "Description of Notes -- Repurchase at the Option of Holders -- Change of Control."

    The Company will accept for exchange any and all validly tendered Private
Notes not withdrawn prior to 5:00 p.m., New York City time, on       , 1998,
unless the Exchange Offer is extended by the Company in its sole discretion (the "Expiration Date"). Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. Private Notes may be tendered only in integral multiples of $1,000. The Exchange Offer is subject to certain customary conditions. See "The Exchange Offer -- Conditions."

    Based on an interpretation by the staff of the Securities and Exchange Commission (the "Commission") set forth in no-action letters issued to third parties, the Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be offered for resale, resold and otherwise transferred by a Holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the Securities Act), without compliance with the registration and prospectus delivery provisions of the Securities Act; provided that the Holder is acquiring the Exchange Notes in the ordinary course of its business and is not participating, and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Holders of Private Notes wishing to accept the Exchange Offer must represent to the Company, as required by the Registration Rights Agreement, that such conditions have been met. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. A broker-dealer may not participate in the Exchange Offer with respect to the Private Notes acquired other than as a result of market-making activities or other trading activities. The Company has indicated its intention to make this Prospectus (as it may be amended or supplemented) available to any broker-dealer for use in connection with any such resale for a period of 90 days after the Expiration Date. See "The Exchange Offer -- Resale of the Exchange Notes" and "Plan of Distribution." The Company believes that none of the registered Holders of the Private Notes is an affiliate (as such term is defined in Rule 405 under the Securities Act) of the Company.

    Prior to the Exchange Offer, there has been no public market for the Notes. The Exchange Notes will not be listed on any securities exchange, but the Private Notes are eligible for trading in the National Association of Securities Dealers, Inc.'s Private Offerings, Resales and Trading through Automatic Linkages (PORTAL) market. There can be no assurance that an active market for the Notes will develop. To the extent that a market for the Notes does develop, the market value of the Notes will depend on market conditions (such as yields on alternative investments), general economic conditions, the Company's financial condition and certain other factors. Such conditions might cause the Notes, to the extent that they are traded, to trade at a significant discount from face value. See "Risk Factors -- Absence of Public Market; Restrictions on Transfer."

    The Company will not receive any proceeds from, and has agreed to bear the expenses of, the Exchange Offer. No underwriter is being used in connection with this Exchange Offer. See "The Exchange Offer -- Resale of the Exchange Notes."

    THE EXCHANGE OFFER IS NOT BEING MADE TO, NOR WILL THE COMPANY ACCEPT SURRENDERS FOR EXCHANGE FROM, HOLDERS OF PRIVATE NOTES IN ANY JURISDICTION IN WHICH THE EXCHANGE OFFER OR THE ACCEPTANCE THEREOF WOULD NOT BE IN COMPLIANCE WITH THE SECURITIES OR BLUE SKY LAWS OF SUCH JURISDICTION.

    NO PERSON IS AUTHORIZED IN CONNECTION WITH THE EXCHANGE OFFER TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. NEITHER THE DELIVERY OF THIS PROSPECTUS OR THE ACCOMPANYING LETTER OF TRANSMITTAL, NOR ANY EXCHANGE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF.

    UNTIL            , 1998 (90 DAYS AFTER THE DATE OF THIS PROSPECTUS), ALL
DEALERS OFFERING TRANSACTIONS IN THE EXCHANGE NOTES, WHETHER OR NOT PARTICIPATING IN THE EXCHANGE OFFER, MAY BE REQUIRED TO DELIVER A PROSPECTUS IN CONNECTION THEREWITH. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

    The Exchange Notes will be available initially only in book-entry form. The Company expects that the Exchange Notes issued pursuant to the Exchange Offer will be issued in the form of one or more fully registered global notes that will be deposited with, or on behalf of, the Depository Trust Company ("DTC" or the "Depositary") and registered in its name or in the name of Cede & Co., as its nominee. Beneficial interests in the global note representing the Exchange Notes will be shown on, and transfers thereof will be effected only through, records maintained by the Depositary and its participants. After the initial issuance of such global note, Exchange Notes in certificated form will be issued in exchange for the global note only in accordance with the terms and conditions set forth in the Indenture. See "The Exchange Offer -- Book-Entry Transfer" and "Book Entry; Delivery and Form."

             CAUTIONARY STATEMENT FOR PURPOSES OF THE "SAFE HARBOR" PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

    The Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for certain forward-looking statements. The factors discussed under "Risk Factors," among others, could cause actual results to differ materially from those contained in forward-looking statements made in this Prospectus, including, without limitation, in "Prospectus Summary--Summary Pro Forma Consolidated Financial Data," "Business" and "Management's Discussion and Analysis of Financial Condition and Results of Operations," and in oral statements made by authorized officers of the Company. When used in this Prospectus, the words "estimate," "project," "anticipate," "expect," "intend," "believe" and similar expressions are intended to identify forward-looking statements. All of these forward-looking statements are based on estimates and assumptions made by management of the Company, which, although believed to be reasonable, are inherently uncertain. Therefore, undue reliance should not be placed upon such estimates and statements. No assurance can be given that any of such statements or estimates will be realized and actual results will differ from those contemplated by such forward-looking statements.

                 (This page has been left blank intentionally.)

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND OTHER FINANCIAL DATA, INCLUDING THE FINANCIAL STATEMENTS AND THE NOTES THERETO, CONTAINED ELSEWHERE IN THIS PROSPECTUS. UNLESS THE CONTEXT OTHERWISE REQUIRES, ALL REFERENCES TO THE "COMPANY" OR "ACCURIDE" SHALL MEAN ACCURIDE CORPORATION AND ITS CONSOLIDATED SUBSIDIARIES. THE COMPANY'S FISCAL YEAR IS THE CALENDAR YEAR. ALL MARKET SHARE INFORMATION AND OTHER INDUSTRY DATA IN THIS PROSPECTUS ARE BASED ON COMPANY ESTIMATES DERIVED FROM INTERNALLY GENERATED STUDIES AND INDUSTRY PUBLICATIONS. UNLESS OTHERWISE INDICATED, ALL MARKET SHARE DATA IS FOR 1996. FOR CERTAIN DEFINED TERMS USED IN THIS PROSPECTUS, SEE "GLOSSARY."

                                  THE COMPANY

OVERVIEW

    Accuride is North America's largest manufacturer and supplier of wheels and rims ("Wheels") for heavy and medium commercial vehicles. The Company estimates that it has a 68% share in the North American Wheel market segment for heavy and medium trucks, buses, vans ("Heavy/Medium Trucks") and trailers ("Trailers"). The Company offers the broadest product line in the North American Heavy/ Medium Truck and Trailer Wheel industry and is the only North American manufacturer and supplier of both steel and aluminum Wheels for Heavy/Medium Trucks and Trailers ("Heavy/Medium Wheels"). For the year ended December 31, 1997, on an unaudited pro forma basis after giving effect to the Recapitalization and the acquisition of the interest in AKW, L.P. ("AKW"), Accuride's net sales and EBITDA (as defined) would have been $313.9 million and $76.4 million, respectively. See "--Summary Pro Forma Consolidated Financial Data."

    The Company sells its Wheels primarily to Heavy/Medium Truck, Trailer and Light Truck (as defined) original equipment manufacturers ("OEMs"). Major customers include Ford Motor Company ("Ford"), Freightliner Corporation ("Freightliner"), General Motors Corporation ("General Motors"), Mack Trucks, Inc. ("Mack"), Navistar International Transportation Corporation ("Navistar") and Paccar, Inc. ("Paccar"). For over 10 years, the Company's steel Wheels have been standard equipment at all North American Heavy/Medium Truck OEMs and at a majority of North American Trailer OEMs. In addition, the Company's steel Wheels are standard equipment at 82 of North America's 100 largest trucking fleets, such as J.B. Hunt Transport Services ("J.B. Hunt"), Ryder Truck Rental, Inc. ("Ryder") and Schneider Specialized Carriers, Inc. ("Schneider"). The Company believes that its leadership position results from its ability to consistently deliver a broad range of high-quality Wheels cost-effectively.

    By leveraging its customer relationships and leading position in the North American Heavy/Medium Wheel segment, the Company has implemented a number of growth initiatives to strengthen its position in the worldwide Wheel industry. In May 1997, the Company and Kaiser Aluminum and Chemical Corporation ("Kaiser") established AKW, a joint venture that manufactures and supplies aluminum Heavy/ Medium Wheels. The 50%-owned AKW joint venture replaced a twenty-five-year buy-and-resell relationship with Kaiser and has significantly improved the Company's ability to meet the growing aluminum Heavy/Medium Wheel needs of its customers. In addition, in order to serve more effectively its customers in Mexico and other Latin American countries, the Company recently established Accuride de Mexico S.A. de C.V. ("ADM"), a 51%-owned venture with Industria Automotriz S.A. de C.V. ("IaSa"), Mexico's only commercial vehicle Wheel manufacturer. Furthermore, in order to expand its presence in the growing segment for Light Truck Wheels, the Company is developing a new manufacturing facility in Columbia, Tennessee (the "Tennessee Facility"), which is scheduled to begin production in mid-1998.

    The North American commercial vehicle industry may be divided into three segments: (i) Heavy/ Medium Trucks, (ii) Trailers and (iii) commercial and other vehicles such as light commercial trucks, pick-up trucks, sport utility vehicles and vans ("Light Trucks"). According to industry sources, new builds in the North American Heavy/Medium Truck and Trailer segments have grown to 640,000 units in 1997 from 455,000 units in 1992. Over that same period, new builds in the North American Light Truck segment have grown to 6.9 million units from 4.2 million units. Management believes that the growth in the North American Heavy/Medium Truck and Trailer segments has been driven by the sustained economic growth in North America and shorter fleet trade-in cycles, while the growth in the North American Light Truck segment has been driven by the increase in the popularity of sport utility vehicles and pick-up trucks, coupled with sustained economic growth.

COMPETITIVE STRENGTHS

    LEADING MARKET POSITION. The Company is the leading North American manufacturer and supplier of steel and aluminum Wheels to the Heavy/Medium Truck and Trailer segments with a 77% share in the steel Heavy/Medium Wheel segment and a combined 68% share in the steel and aluminum Heavy/ Medium Wheel segment. The Company believes that its market position is due, in large part, to its long-standing customer relationships; broad, high-quality product line; and low-cost manufacturing capabilities.

    LONG-STANDING CUSTOMER RELATIONSHIPS. The Company believes that its long-standing customer relationships provide it with a distinct competitive advantage. The Company has a proven track record of customer service marked by a consistent product supply through multiple manufacturing/distributing locations, short production lead times, 99% on-time delivery and low defect rates. For over 10 years, the Company has been the only Wheel manufacturer whose steel Wheels are standard equipment at all North American Heavy/Medium Truck OEMs. In addition, the Company's steel Wheels are standard equipment at a majority of North American Trailer OEMs and at 82 of North America's 100 largest trucking fleets.

    BROAD, HIGH-QUALITY PRODUCT LINE. The Company believes that it has the broadest product line in the North American Heavy/Medium Wheel industry. Its products are recognized by the industry and customers for their quality. Accuride is the only North American manufacturer and supplier of both steel and aluminum Heavy/Medium Wheels. In addition, the Company manufactures and supplies single and dual steel Light Truck Wheels. The Company intends to enhance its Light Truck Wheel product line and meet more fully its customers' Wheel needs by establishing the Tennessee Facility, which is scheduled to begin production in mid-1998.

    LOW-COST MANUFACTURING. The Company believes that it is the low-cost North American supplier of steel Heavy/Medium Wheels and that it operates the most modern steel Heavy/Medium Wheel plants in North America. The Company continuously strives to improve productivity, increase quality and lower costs. Since 1991, the Company has invested over $50 million to modernize, upgrade and automate its manufacturing plants. Operating costs have been reduced by approximately $18 million in 1997 compared to 1994. Management has budgeted approximately $13 million in 1998 for productivity initiatives and believes that its emphasis on low-cost manufacturing will continue to yield significant operational improvements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Liquidity and Capital Resources."

GROWTH STRATEGIES

    The Company plans to capitalize on its leading position in the North American Wheel industry to broaden its product line further and to expand its business globally by focusing on the following growth strategies:

    EXPAND ALUMINUM SHARE. The Company believes that it can leverage its AKW joint venture to increase its 24% share of the growing aluminum Heavy/Medium Wheel segment and to expand its customer base. Historically, the Company often could not satisfy customer demand for aluminum Heavy/Medium Wheels because of Kaiser's capacity constraints. Since its inception, however, AKW has increased its capacity by over one-third. Despite this recent expansion, AKW continues to operate at or near capacity and is in the process of increasing capacity further to satisfy customer demand.

    INCREASE LIGHT TRUCK WHEEL SHARE. The Company plans to aggressively pursue opportunities in the North American Light Truck Wheel segment by leveraging its existing OEM relationships through the application of technology to create value-added products. The Company, in conjunction with a leading automotive trim supplier, recently introduced a chrome-plated plastic, cladded single steel Wheel marketed under the name Chrome Tech-Registered Trademark- (the "Chrome Tech Wheel"), which management believes has the potential to penetrate the Wheel segments for Light Trucks and passenger cars. The Chrome Tech Wheel combines the aesthetics of aluminum with the cost advantages of steel. The Tennessee Facility will begin producing Chrome Tech Wheels for Ford's Expedition, Navigator and F-series trucks in mid-1998.

    EXPAND LATIN AMERICAN POSITION. As OEMs expand their manufacturing operations into Mexico and other Latin American countries, they are looking to their suppliers to support them at a local level. The ADM venture will serve as a platform to supply the growing Latin American assembly operations of many of the Company's top customers, including Ford, Freightliner, General Motors, Navistar, Paccar and Volvo Trucks North America ("Volvo").

    ESTABLISH GLOBAL PRESENCE. Accuride believes that it will be able to build on its long-standing customer relationships and extensive product offering to become a global, single source Wheel manufacturer and supplier. Currently, the Company has the ability to supply its customers from manufacturing locations in the U.S., Canada and Latin America. Management believes that opportunities exist to develop global manufacturing capabilities through joint ventures, alliances and business combinations with leading Wheel manufacturers in Europe, South America and Asia.

CORPORATE HISTORY.

    Originally called Firestone Steel Products, Accuride was formed in 1905 as a division of the Firestone Tire and Rubber Company. In 1986, the Company separated from its parent and became Accuride Corporation, a Delaware corporation. In 1988, the Company was purchased by Phelps Dodge Corporation ("Phelps Dodge"), the sole owner prior to the Recapitalization. See "The Recapitalization."

                              THE RECAPITALIZATION

    On November 17, 1997 the Company entered into the Subscription and Redemption Agreement (the "Subscription Agreement") with Phelps Dodge and Hubcap Acquisition L.L.C. ("Hubcap Acquisition"). Pursuant to the Subscription Agreement, Hubcap Acquisition made a common equity investment of $108.0 million in the Company (the "Equity Investment") in consideration for the Company's issuance to Hubcap Acquisition of shares of common stock of the Company, par value $.01 per share ("the Common Stock"). The Company used the proceeds from the Equity Investment, together with approximately $380.0 million of aggregate proceeds from certain financings described below (collectively, the "Financings") to (i) redeem shares of Common Stock and obtain a noncompetition agreement from Phelps Dodge for aggregate consideration of $468.0 million (collectively, the "Redemption"), and (ii) pay an estimated $20.0 million in transaction fees and expenses. The Redemption price of $468.0 million was adjusted for changes in working capital and the difference between actual and projected capital expenditures, in each case through December 31, 1997. The adjustment resulted in a reduction in the Redemption price and that the reduction was used to reduce borrowings under the Revolver (as defined in the next paragraph). The Equity Investment, Redemption and Financings are collectively referred to as the "Recapitalization." Immediately after the closing of the Recapitalization (the "Closing"), Hubcap Acquisition owned 90% of the Common Stock and Phelps Dodge owned 10% of the Common Stock. Shortly after the Recapitalization, the Company sold additional shares of Common Stock and granted options to purchase Common Stock to senior management of the Company representing, in the aggregate, 10% of the fully diluted equity of the Company.

    The Financings included (i) an aggregate of approximately $180.0 million of bank borrowings by the Company, including $135.0 million of borrowings under senior secured term loans (the "Term Loans") and $45.0 million of borrowings under a $140.0 million senior secured revolving credit facility (the "Revolver" and, together with the Term Loans, the "Credit Facility"), and (ii) $200.0 million aggregate principal amount of Notes. The Revolver will be available for the Company's working capital requirements and the implementation of the Company's growth strategy. See "Description of the Credit Facility."

                               THE EXCHANGE OFFER

The Exchange Offer...........  The Company is offering to exchange $1,000 principal amount of Exchange Notes for each $1,000 principal amount of
                               Private Notes that are properly tendered and accepted. The
                               Company will issue Exchange Notes on or promptly after the
                               Expiration Date. There is $200,000,000 aggregate principal amount of Private Notes outstanding. See "The Exchange Offer
                               -- Purpose of the Exchange Offer."

                               Based on an interpretation by the staff of the Commission
                               set forth in no-action letters issued to third parties, the
                               Company believes that the Exchange Notes issued pursuant to the Exchange Offer in exchange for Private Notes may be
                               offered for resale, resold and otherwise transferred by a
                               Holder thereof (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell
                               pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) a person that is an affiliate of the Company within the meaning of Rule 405 under the
                               Securities Act), without compliance with the registration
                               and prospectus delivery provisions of the Securities Act;
                               provided that the Holder is acquiring Exchange Notes in the ordinary course of its business and is not participating,
                               and had no arrangement or understanding with any person to participate, in the distribution of the Exchange Notes. Each broker-dealer that receives Exchange Notes for its own
                               account in exchange for Private Notes, where such Private
                               Notes were acquired by such broker-dealer as a result of
                               market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. A broker-dealer may not participate in the Exchange Offer with respect to the
                               Private Notes acquired other than as a result of
                               market-making activities or other trading activities. See
                               "The Exchange Offer -- Resale of the Exchange Notes."

Registration Rights
  Agreement..................  The Private Notes were sold by the Company on January 21,
                               1998 to BT Alex. Brown Incorporated, Citicorp Securities and
                               J.P. Morgan Securities Inc. (collectively, the "Initial
                               Purchasers") pursuant to a Purchase Agreement, dated January
                               15, 1998, by and among the Company and the Initial
                               Purchasers (the "Purchase Agreement"). Pursuant to the
                               Purchase Agreement, the Company and the Initial Purchasers
                               entered into a Registration Rights Agreement, dated as of
                               January 21, 1998 (the "Registration Rights Agreement"),
                               which grants the Holders of the Private Notes certain
                               exchange and registration rights. The Exchange Offer is
                               intended to satisfy such rights, which will terminate upon the consummation of the Exchange Offer. See "The Exchange
                               Offer -- Termination of Certain Rights."

Expiration Date..............  The Exchange Offer will expire at 5:00 p.m., New York City
                               time, on       , 1998, unless the Exchange Offer is extended
                               by the Company in its sole discretion, in which case the
                               term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is

                               extended. See "The Exchange Offer -- Expiration Date;
                               Extensions; Amendments."

Accrued Interest on the
  Exchange Notes and the
  Private Notes..............  The Exchange Notes will bear interest from and including the date of issuance of the Private Notes (January 21, 1998).
                               Holders whose Private Notes are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Private Notes. See "The Exchange Offer --
                               Interest on the Exchange Notes."

Conditions to the Exchange
  Offer......................  The Exchange Offer is subject to certain customary conditions that may be waived by the Company. The Exchange
                               Offer is not conditioned upon any minimum aggregate
                               principal amount of Private Notes being tendered for
                               exchange. See "The Exchange Offer -- Conditions."

Procedures for Tendering
  Private Notes..............  Each Holder of Private Notes wishing to accept the Exchange
                               Offer must complete, sign and date the Letter of
                               Transmittal, or a facsimile thereof, in accordance with the instructions contained herein and therein, and mail or
                               otherwise deliver such Letter of Transmittal, or such
                               facsimile, together with such Private Notes and any other
                               required documentation to U.S. Trust Company of California,
                               N.A., as exchange agent (the "Exchange Agent"), at the
                               address set forth herein. By executing the Letter of
                               Transmittal, the Holder will represent to and agree with the
                               Company that, among other things, (i) the Exchange Notes to be acquired by such Holder of Private Notes in connection
                               with the Exchange Offer are being acquired by such Holder in the ordinary course of its business, (ii) if such Holder is not a broker-dealer, such Holder is not currently
                               participating in, does not intend to participate in, and has no arrangement or understanding with any person to
                               participate in a distribution of the Exchange Notes, (iii)
                               if such Holder is a broker-dealer registered under the
                               Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes, such Holder will comply with the registration and prospectus delivery
                               requirements of the Securities Act in connection with a
                               secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in no-action letters (see "The
                               Exchange Offer -- Resale of Exchange Notes"), (iv) such
                               Holder understands that a secondary resale transaction
                               described in clause (iii) above and any resales of Exchange
                               Notes obtained by such Holder in exchange for Private Notes acquired by such Holder directly from the Company should be covered by an effective registration statement containing
                               the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the
                               Commission and (v) such Holder is not an "affiliate," as
                               defined in Rule 405 under the Securities Act, of the
                               Company. If the Holder is a broker-dealer that will receive
                               Exchange Notes for its own account in exchange for Private
                               Notes that were acquired as a result of market-making
                               activities or other trading activities, such Holder will be required to acknowledge in the Letter of Transmittal that
                               such Holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such Holder will not be
                               deemed to admit that it is an "underwriter" within the
                               meaning of the Securities Act. See "The Exchange Offer --
                               Procedures for Tendering."

Special Procedures for
  Beneficial Owners..........  Any beneficial owner whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender such Private Notes in the Exchange Offer should contact such registered Holder promptly and instruct such registered Holder to tender on
                               such beneficial owner's behalf. If such beneficial owner
                               wishes to tender on such owner's own behalf, such owner
                               must, prior to completing and executing the Letter of
                               Transmittal and delivering such owner's Private Notes,
                               either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a
                               properly completed bond power from the registered Holder.
                               The transfer of registered ownership may take considerable time and may not be able to be completed prior to the
                               Expiration Date. See "The Exchange Offer -- Procedures for
                               Tendering."

Guaranteed Delivery
  Procedures.................  Holders of Private Notes who wish to tender their Private
                               Notes and whose Private Notes are not immediately available or who cannot deliver their Private Notes, the Letter of
                               Transmittal or any other documentation required by the
                               Letter of Transmittal to the Exchange Agent prior to the
                               Expiration Date must tender their Private Notes according to the guaranteed delivery procedures set forth under "The
                               Exchange Offer -- Guaranteed Delivery Procedures."

Acceptance of the Private
  Notes and Delivery of the
  Exchange Notes.............  Subject to the satisfaction or waiver of the conditions to the Exchange Offer, the Company will accept for exchange any and all Private Notes that are properly tendered in the
                               Exchange Offer prior to the Expiration Date. The Exchange
                               Notes issued pursuant to the Exchange Offer will be
                               delivered on the earliest practicable date following the
                               Expiration Date. See "The Exchange Offer --Terms of the
                               Exchange Offer."

Withdrawal Rights............  Tenders of Private Notes may be withdrawn at any time prior to the Expiration Date. See "The Exchange Offer --
                               Withdrawal of Tenders."

Certain Federal Income Tax
  Considerations.............  For a discussion of certain material federal income tax considerations relating to the exchange of the Exchange
                               Notes for the Private Notes, see "Certain Federal Income Tax
                               Considerations."

Exchange Agent...............  U.S. Trust Company of California, N.A. is serving as the
                               Exchange Agent in connection with the Exchange Offer.

                               THE EXCHANGE NOTES

    The Exchange Offer applies to $200,000,000 aggregate principal amount of the Private Notes. The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will have been registered under the Securities Act and therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) Holders of the Exchange Notes will not be entitled to certain rights of Holders of the Private Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Exchange Notes will evidence the same debt as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture. For further information and for definitions of certain capitalized terms used below, see "Description of Notes."

Securities Offered............  $200,000,000 principal amount of 9 1/4% Senior Subordinated
                                Notes due 2008.

Issuer........................  Accuride Corporation

Maturity Date.................  February 1, 2008.

Interest Payment Dates........  Interest on the Notes will accrue from the Issuance Date (as defined) and be payable in cash semi-annually in arrears on
                                February 1 and August 1, of each year, commencing August 1,
                                1998.

Optional Redemption...........  On or after February 1, 2003, the Notes will be redeemable, in whole or in part, at the redemption prices set forth
                                herein, together with accrued and unpaid interest, if any, to the date of redemption. In addition, at any time on or
                                prior to February 1, 2002, the Company may redeem up to 40%
                                of the original aggregate principal amount of the Notes with the net proceeds of one or more Equity Offerings, at a
                                redemption price equal to 109.25% of the aggregate principal amount to be redeemed, together with accrued and unpaid
                                interest, if any, to the date of redemption; provided that at least 60% of the original aggregate principal amount of the Notes remains outstanding immediately after each such
                                redemption. See "Description of the Notes--Optional
                                Redemption."

Change of Control.............  Upon the occurrence of a Change of Control, the Company will have the option, at any time prior to February 1, 2003, to redeem the Notes, in whole but not in part, at a redemption price equal to 100% of the aggregate principal amount
                                thereof plus the Applicable Premium, together with accrued and unpaid interest, if any, to the date of redemption. Upon the occurrence of a Change of Control, if the Company does not so redeem the Notes or if a Change of Control occurs
                                after February 1, 2003, the Company will be required to make an offer to purchase the Notes at a price equal to 101% of the principal amount thereof, together with accrued and
                                unpaid

                                interest, if any, to the date of repurchase. See
                                "Description of the Notes--Repurchase at the Option of
                                Holders--Change of Control."

Ranking.......................  The Notes will be unsecured, will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company and will be effectively subordinated to all
                                obligations of the subsidiaries of the Company. The Notes
                                will rank PARI PASSU with any future senior subordinated
                                indebtedness of the Company and will rank senior to all
                                other Subordinated Indebtedness of the Company. As of
                                December 31, 1997, on a pro forma basis after giving effect to the Recapitalization (including the offering of the
                                Private Notes), the aggregate amount of the Company's
                                outstanding Senior Indebtedness would have been
                                approximately $196.0 million ($60.0 million of which
                                represents a guarantee of amounts borrowed directly by the
                                Company's Canadian subsidiary under the Credit Facility),
                                the Company would have had no senior subordinated
                                indebtedness outstanding other than the Notes and the
                                Company's subsidiaries would have had total liabilities of
                                $53.2 million, excluding obligations under the Credit
                                Facility. On a pro forma basis after giving effect to the
                                Recapitalization, the Company would have had $95.0 million of additional Senior Indebtedness available to be borrowed under the Revolver. See "Pro Forma Consolidated Condensed
                                Financial Statements," "Risk Factors--Adverse Consequences
                                of Holding Company Structure" and "--Subordination."

Certain Covenants.............  The indenture under which the Notes will be issued (the
                                "Indenture") contains covenants that, subject to certain
                                exceptions, limit, among other things, the ability of the
                                Company and/or its Restricted Subsidiaries to (i) pay
                                dividends or make certain other restricted payments or
                                investments; (ii) incur additional Indebtedness and issue
                                disqualified stock; (iii) create liens on assets; (iv)
                                merge, consolidate, or sell all or substantially all of
                                their assets; (v) enter into certain transactions with
                                affiliates; (vi) create restrictions on dividends or other payments by Restricted Subsidiaries of the Company; (vii)
                                create guarantees of indebtedness by Restricted
                                Subsidiaries; and (viii) incur other senior subordinated
                                indebtedness. In addition, the covenant relating to
                                transactions with affiliates permits transactions by the
                                Company with customers, clients, suppliers, or purchasers or sellers of goods or services which are entered into in the ordinary course of business and are deemed fair by the Board of Directors or senior management. The effect of this
                                exception is to permit transactions on reasonable terms
                                entered into in the ordinary course of business with
                                affiliates of the Company. See "Description of the Notes."

No Personal Liability of
Directors, Officers, Employees
and Stockholders..............  No director, officer, employee, incorporator or stockholder of the Company or any Guarantor shall have any liability for any obligations of the Company or the Guarantors under the
                                Exchange Notes, the Guarantees or the Indenture or any claim based on, in respect of, or by reason of such obligation, or their creation. Such waiver may not be effective to waive
                                liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

                                  RISK FACTORS

    See "Risk Factors" beginning on page 15 for a discussion of certain factors that should be considered in connection with the Exchange Offer.

            SUMMARY HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table sets forth certain summary historical consolidated financial and other data of the Company. The historical consolidated financial data of the Company for the fiscal years ended December 31, 1995, December 31, 1996, and December 31, 1997 have been derived from, and should be read in conjunction with, the audited historical consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus. The unaudited historical consolidated financial data for the fiscal year ended December 31, 1994 have been derived from the Company's unaudited consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements of the Company. See "--Summary Pro Forma Consolidated Financial Data," "Pro Forma Consolidated Condensed Financial Statements," "Selected Historical Consolidated Financial and Other Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements of the Company and the related notes thereto included elsewhere in this Prospectus.

                                                                      FISCAL YEAR ENDED DECEMBER 31,
                                                            --------------------------------------------------
                                                               1994         1995         1996        1997(A)
                                                            -----------  -----------  -----------  -----------
                                                            (UNAUDITED)

(DOLLARS IN THOUSANDS)
OPERATING DATA:
  Net sales...............................................   $ 333,556   $   357,802  $   307,830  $   332,966
  Gross profit............................................      59,020        64,549       61,723       65,994(b)
  Selling, general and administrative.....................      16,938        16,869       17,941       21,316
  Income from operations..................................      42,082        47,680       43,782       44,678(b)
  Interest income (expense), net..........................         701           717          400          385
  Equity in earnings of affiliates........................         308           300          115        4,384
  Other income (expense), net (c).........................      (1,684)       (1,375)        (381)         548
  Net income..............................................      24,301        26,592       26,466       27,837

OTHER DATA:
  EBITDA (as defined) (d).................................   $  62,928   $    70,101  $    64,023  $    76,888
  EBITDA margin (as defined) (e)..........................        18.8%         19.5%        20.8%        21.8%
  Net cash provided by (used in):
    Operating activities..................................      44,600        50,012       43,678       38,219
    Investing activities..................................      (6,342)       (6,766)      (9,370)     (47,065)
    Financing activities..................................     (14,900)      (57,718)     (37,463)       9,953
  Cash interest expense (f)...............................          90            35           33          145
  Depreciation and amortization...........................      20,538        21,121       20,126       20,726
  Capital expenditures....................................       6,535         6,960        9,584       24,032

BALANCE SHEET DATA (END OF PERIOD):
  Cash and cash equivalents...............................   $  23,938   $     9,466  $     6,311  $     7,418
  Working capital.........................................      33,385        34,785       38,608       27,416
  Total assets............................................     341,014       298,900      288,703      347,447
  Total debt..............................................      --           --           --            16,040
  Stockholder's equity....................................     271,262       239,081      228,451      256,055

------------------------

(a) Results of operations for the year ended December 31, 1997 do not reflect net sales and gross profit for aluminum Wheels subsequent to May 1997 due to the formation of the AKW joint venture. Net sales and gross profit for aluminum Wheels were $32.1 million and $2.5 million, respectively, for the period beginning on May 1, 1996 and ending on December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Pro Forma Consolidated Condensed Financial Statements."

(b) Gross profit and income from operations for the year ended December 31, 1997 reflects $7.1 million of costs incurred in connection with the strike in early 1997 at the Company's facility in Ontario, Canada (the "Ontario Facility").

(c) Other income (expense), net consists of currency hedging and foreign exchange gains and losses related to the Company's Canadian operations.

(d) EBITDA (as defined) represents income from operations plus depreciation and amortization plus equity in earnings of affiliates, plus (i) $7.1 million representing the impact of the strike at the Ontario Facility incurred during the first quarter of 1997 and (ii) $1.0 million of restructuring charges incurred in 1995. EBITDA (as defined) is not intended to represent cash flows from operations as defined by generally accepted accounting principles ("GAAP") and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA (as defined) is included in this Prospectus as it is a basis upon which the Company assesses its financial performance and certain covenants in the Company's borrowing arrangements are tied to similar measures.

(e) EBITDA margin (as defined) represents EBITDA (as defined) before equity in earnings of affiliates as a percentage of net sales.

(f) Cash interest expense represents accrued interest expense exclusive of amortization of deferred financing costs. For all periods presented, there was no amortization of deferred financing costs.

                 SUMMARY PRO FORMA CONSOLIDATED FINANCIAL DATA

    The following table sets forth (i) summary pro forma consolidated statement of operations and other data of the Company for the year ended December 31, 1997 and (ii) summary historical and pro forma consolidated balance sheet data at December 31, 1997. The summary pro forma consolidated statement of operations and other data give effect to the (a) Recapitalization and (b) the acquisition of the interest in AKW as if such transactions had occurred on January 1, 1997. The summary pro forma consolidated balance sheet data at December 31, 1997 gives effect to the Recapitalization as if it had occurred on December 31, 1997. The summary pro forma consolidated financial data should not be considered indicative of actual results that could have been achieved if the Recapitalization and the acquisition of the interest in AKW had been consummated on the dates indicated and the summary pro forma consolidated financial data do not purport to indicate financial condition or results of operations as of any future date or for any future period. The data presented below should be read in conjunction with the historical consolidated financial statements of the Company, including the related notes thereto, included elsewhere in this Prospectus, "Pro Forma Consolidated Condensed Financial Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

                                                                                                    PRO FORMA
                                                                                                   ------------
                                                                                                    YEAR ENDED
                                                                                                   DECEMBER 31,
                                                                                                       1997
                                                                                                   ------------
(DOLLARS IN THOUSANDS)                                                                             (UNAUDITED)
OPERATING DATA:
  Net sales......................................................................................   $  313,911
  Gross profit...................................................................................       64,859(a)
  Selling, general and administrative............................................................       21,816
  Income from operations.........................................................................       43,043(a)
  Interest income (expense), net (b).............................................................      (34,305)(c)
  Equity in earnings of affiliates...............................................................        5,519
  Other income (expense), net (d)................................................................          548
  Net income.....................................................................................        7,906

OTHER DATA:
  EBITDA (as defined) (e)........................................................................   $   76,388
  EBITDA Margin (as defined) (f).................................................................         22.6%
  Cash interest expense (g)......................................................................       33,635(c)
  Depreciation and amortization..................................................................       20,727
  Capital expenditures...........................................................................       24,036
  Ratio of earnings to fixed charges (h).........................................................         1.37x

                                                                                     AT DECEMBER 31, 1997
                                                                                    -----------------------
                                                                                    HISTORICAL   PRO FORMA
                                                                                    ----------  -----------
                                                                                                (UNAUDITED)
BALANCE SHEET DATA (AT PERIOD END):
  Cash and cash equivalents.......................................................  $    7,418   $   7,418
  Working capital.................................................................      27,416      27,547
  Total assets....................................................................     347,447     359,843
  Total debt......................................................................      16,040     396,040(c)
  Stockholders' equity (deficit)..................................................     256,055     (93,945)

------------------------

(a) Gross profit and income from operations for the year ended December 31, 1997 reflect $7.1 million of costs incurred in connection with the strike in early 1997 at the Ontario Facility.

(b) A 0.125% increase or decrease in the weighted average interest rate would change the pro forma interest expense by $0.5 million for the fiscal year ended December 31, 1997. Each $5.0 million increase or decrease in borrowings under the Revolver would change pro forma interest expense by $0.4 million for the fiscal year ended December 31, 1997.

(c) In addition to the effect of the Recapitalization, pro forma interest expense reflects (from the date incurred) ADM's $14.7 million of indebtedness outstanding as of December 31, 1997. See "Management's Discussion and Analysis of Financial Condition and Results of
    Operations--Liquidity and Capital Resources."

(d) Other income (expense), net consists of currency hedging and foreign exchange gains and losses related to the Company's Canadian operations.

(e) EBITDA (as defined) represents income from operations plus depreciation and amortization plus equity in earnings of affiliates, plus $7.1 million representing the impact of the strike at the Ontario Facility incurred during the first quarter of 1997. EBITDA (as defined) is not intended to represent cash flows from operations as defined by GAAP and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA (as defined) is included in this Prospectus as it is a basis upon which the Company assesses its financial performance and certain covenants in the Company's borrowing arrangements are tied to similar measures.

(f) EBITDA Margin (as defined) represents EBITDA (as defined) before equity in earnings of affiliates as a percentage of net sales.

(g) Pro forma cash interest expense represents pro forma accrued interest expense exclusive of pro forma amortization of deferred financing costs. For the fiscal year ended December 31, 1997 pro forma amortization of deferred financing costs was $1.2 million.

(h) For purposes of these computations, earnings consist of income before income taxes plus fixed charges (exclusive of capitalized interest) less undistributed earnings in unconsolidated joint ventures. Fixed charges consist of interest expense (including capitalized interest), amortization of deferred financing costs and one-third of rental expense (the portion deemed representative of the interest factor).

                                  RISK FACTORS

    HOLDERS OF THE PRIVATE NOTES SHOULD CONSIDER CAREFULLY, IN ADDITION TO THE OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, THE FOLLOWING FACTORS BEFORE DECIDING TO TENDER THE PRIVATE NOTES IN THE EXCHANGE OFFER. THE RISK FACTORS SET FORTH BELOW ARE GENERALLY APPLICABLE TO THE PRIVATE NOTES AS WELL AS THE EXCHANGE NOTES.

FAILURE TO EXCHANGE PRIVATE NOTES

    The Exchange Notes will be issued in exchange for Private Notes only after timely receipt by the Exchange Agent of such Private Notes, a properly completed and duly executed Letter of Transmittal and all other required documentation. Therefore, Holders of Private Notes desiring to tender such Private Notes in exchange for Exchange Notes should allow sufficient time to ensure timely delivery. Neither the Exchange Agent nor the Company is under any duty to give notification of defects or irregularities with respect to tenders of Private Notes for exchange. Private Notes that are not tendered or are tendered but not accepted will, following consummation of the Exchange Offer, continue to be subject to the existing restrictions upon transfer thereof. In addition, any Holder of Private Notes who tenders in the Exchange Offer for the purpose of participating in a distribution of the Exchange Notes will be required to comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction. Each broker-dealer that receives Exchange Notes for its own accounts in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or any other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. To the extent that Private Notes are tendered and accepted in the Exchange Offer, the trading market for untendered and tendered but unaccepted Private Notes could be adversely affected due to the limited amount, or "float," of the Private Notes that are expected to remain outstanding following the Exchange Offer. Generally, a lower "float" of a security could result in less demand to purchase such security and could, therefore, result in lower prices for such security. For the same reason, to the extent that a large amount of Private Notes are not tendered or are tendered and not accepted in the Exchange Offer, the trading market for the Exchange Notes could be adversely affected. See "Plan of Distribution" and "The Exchange Offer."

SIGNIFICANT INDEBTEDNESS

    The Company continues to be highly leveraged after the Recapitalization. At December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company's total indebtedness would have been $396.0 million and its total stockholders' deficit would have been $93.9 million. The Company may incur additional indebtedness in the future, subject to limitations imposed by the Indenture and the Revolver. At December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company would have had $95.0 million of additional indebtedness available to be borrowed under the Revolver. See "The Recapitalization," "Capitalization," "Pro Forma Consolidated Condensed Financial Statements," "Description of the Notes" and "Description of the Credit Facility."

    The Company's ability to make scheduled payments of, or pay interest on, or to refinance its indebtedness (including the Notes) depends on its future performance, which, to a certain extent, is subject to general economic, financial, competitive and other factors beyond its control. Based upon the current level of operations and anticipated growth, the Company believes that available cash flow, together with available borrowings under the Credit Facility and other sources of liquidity will be adequate to meet the Company's anticipated future requirements for working capital, capital expenditures, scheduled payments of principal of and interest on its indebtedness, and interest on the Notes and the implementation of its growth initiatives. However, all or a portion of the principal payments at maturity on the Notes may require refinancing. There can be no assurance that the Company's business will generate sufficient cash flow from operations or that future borrowings will be available in an amount sufficient to enable the Company to service its indebtedness, including the Notes, or to make necessary capital expenditures, or that any refinancing would be available on commercially reasonably terms or at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

    The Company's high degree of leverage may have important consequences for the Company and the holders of the Notes (the "Holders") including, but not limited to, the following: (i) the ability of the Company to obtain additional financing for acquisitions, working capital, capital expenditures or other purposes, if necessary, may be impaired or such financing may not be available on terms favorable to the Company; (ii) a substantial portion of the Company's cash flow will be used to pay the Company's interest expense and debt amortization, which will reduce the funds that would otherwise be available to the Company for its operations and future business opportunities; (iii) a substantial decrease in net operating cash flows or an increase in expenses of the Company could make it difficult for the Company to meet its debt service requirements and force it to modify its operations; (iv) the Company may be more highly leveraged than its competitors, which may place it at a competitive disadvantage; (v) the Company's high degree of leverage may make it more vulnerable to a downturn in its business or the economy generally; (vi) all of the indebtedness incurred in connection with the Credit Facility and all of ADM's existing indebtedness will become due prior to the time principal payments in respect of the Notes will be made; and (vii) the Indenture, the Credit Facility will contain financial and restrictive covenants that limit the ability of the Company and its subsidiaries to, among other things, borrow additional funds, dispose of assets or pay cash dividends. See "Description of the Notes--Repurchase at the Option of Holders-- Change of Control," "Description of the Credit Facility" and "The Recapitalization."

    A significant portion of the outstanding indebtedness of the Company will bear interest at variable rates. While the Company has entered into one or more interest rate protection agreements to limit its exposure to increases in such interest rates, such agreements will not eliminate the exposure to variable rates. Any increase in the interest rates on the Company's indebtedness will reduce funds available to the Company for its operations and future business opportunities and will exacerbate the consequences of the Company's leveraged capital structure.

ADVERSE CONSEQUENCES OF HOLDING COMPANY STRUCTURE

    A substantial portion of the Company's operations is conducted through its subsidiaries and through ventures with third parties. See "Business--Strategic Alliances." Consequently, the Notes will be effectively subordinated to the obligations of the Company's subsidiaries and such ventures, including the guarantee by its subsidiaries of obligations under the Credit Facility (and the obligations of the Company's Canadian subsidiary, which will be the primary obligor under a portion of the Term Loans). In the event of an insolvency, liquidation or other reorganization of any of the subsidiaries of the Company, the creditors of the Company (including the Holders), as well as stockholders of the Company, will have no right to proceed against the assets of such subsidiaries or ventures or to cause the liquidation or bankruptcy of such subsidiaries or ventures under Federal bankruptcy laws. Creditors of such subsidiaries and ventures, including lenders under the Credit Facility, would be entitled to payment in full from such assets before the Company would be entitled to receive any distribution therefrom. Except to the extent that the Company may itself be a creditor with recognized claims against such subsidiaries and such ventures, claims of creditors of such subsidiaries or such ventures will have priority with respect to the assets and earnings of such subsidiaries over the claims of creditors of the Company, including claims under the Notes. In addition, as a result of a substantial portion of the Company's operations being conducted through subsidiaries and ventures, the Company's operating cash flow and its ability to service its indebtedness, including the Notes, is dependent upon the operating cash flow of its subsidiaries and ventures and the payment of funds by such subsidiaries and ventures to the Company in the form of loans, dividends or otherwise. As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the subsidiaries of the Company would have had total liabilities of $53.2 million, excluding guarantees and direct borrowings of indebtedness under the Credit Facility. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

SUBORDINATION

    The Company's obligations under the Notes will be subordinated and junior in right of payment to all existing and future Senior Indebtedness of the Company. As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $196.0 million ($60.0 million of which represents a guarantee of amounts borrowed directly by the Company's Canadian subsidiary under the Credit Facility). Additional Senior Indebtedness may be incurred by the Company from time to time, subject to certain restrictions imposed by the Indenture and the Credit Facility. By reason of such subordination, in the event of an insolvency, liquidation or other reorganization of the Company, the lenders under the Credit Facility and other creditors who are holders of Senior Indebtedness must be paid in full before the Holders may be paid; accordingly, there may be insufficient assets remaining after payment of prior claims to pay amounts due on the Notes. In addition, under certain circumstances, no payments may be made with respect to the Notes if a default exists with respect to certain Senior Indebtedness. See "--Restrictive Debt Covenants," "Description of the Credit Facility" and "Description of the Notes--Subordination."

ENCUMBRANCES ON ASSETS

    In addition to being subordinated to all existing and future Senior Indebtedness of the Company, the Notes are not secured by any of the assets of the Company and its subsidiaries. The Company's obligations under the Credit Facility are secured by (i) all the common stock of existing and subsequently acquired direct domestic subsidiaries and direct foreign subsidiaries that are not corporations and (ii) 66% of the common stock of each existing and subsequently acquired first tier foreign subsidiary of the Company that is a corporation (except that, as security for the payment of the Tranche A (as defined) loan the Company has pledged and granted a security interest in the remaining 34% of the common stock of the Company's Canadian subsidiary). If the obligors under such facility becomes insolvent or is liquidated, or if payment under such facility is accelerated, the lenders under such facility are entitled to exercise the remedies available to a secured lender under applicable law. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources," "Description of the Credit Facility" and "Description of the Notes."

DEPENDENCE ON MAJOR CUSTOMERS

    The Company derived approximately 19%, 17% and 15% of its 1997 net sales from Ford, Navistar and Freightliner, respectively. The Company has been a supplier to these companies for many years, and continually engages in efforts to improve and expand on its relations with each of these customers. The Company has also supported its position with these customers through direct and active contact with end users, trucking fleets and dealers, and has located certain of its sales personnel in offices near these customers and most of its other major customers. There can be no assurance, however, that the Company will maintain or improve these relationships or that the Company will continue to supply these customers or any of its other customers at current levels. The loss of a significant portion of sales to Ford, Freightliner or Navistar could have a material adverse effect on the Company's business. In addition, the delay or cancellation of material orders from, or design, development, delivery or product problems at, Ford, Freightliner or Navistar or any of the Company's major customers could have a material adverse effect on the Company. See "Business--Customers."

THE OEM SUPPLIER INDUSTRY

    The Company is a supplier to the Heavy/Medium Truck, Trailer and Light Truck industries, which are characterized by a small number of OEMs that are able to exert considerable pressure on component and system suppliers to reduce costs, improve quality and provide additional design and engineering capabilities. OEMs continue to demand and receive price reductions and measurable increases in quality through their use of competitive selection processes, rating programs and various other arrangements. Although the Company has been able to offset a portion of such price reductions through production cost savings, there can be no assurance that it will be able to continue to generate such cost savings in the future. If the Company were unable to generate sufficient production cost savings in the future to offset such price reductions, its profitability would be adversely affected. Additionally, OEMs have generally required component and system suppliers to provide more design engineering input at earlier stages of the product development process, the costs of which have, in some cases, been absorbed by the suppliers. There can be no assurance that future price reductions, increased quality standards or additional engineering capabilities required by OEMs will not have a material adverse effect on the Company.

CYCLICAL NATURE OF INDUSTRY

    The Heavy/Medium Wheel and Light Truck Wheel industries are highly cyclical and, in large part, dependent upon the overall strength of the demand for Heavy/Medium Trucks, Trailers and Light Trucks. The Heavy/Medium Truck, Trailer and Light Truck industries for which the Company supplies Wheels have historically experienced significant fluctuations in demand based on such factors as general economic conditions, interest rates, government regulations and consumer confidence. There can be no assurance that the Heavy/Medium Truck, Trailer and Light Truck industries supplied by the Company will not experience downturns in the future. A significant decrease in overall consumer demand for Heavy/Medium Trucks, Trailers and/or Light Trucks could have a material adverse effect on the Company. In addition, the Company's operations are seasonal as a result of regular customer maintenance and model changeover shutdowns, which typically occur in the third quarter of each calendar year, resulting in decreased net sales and profitability during the Company's third fiscal quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

LABOR RELATIONS

    At December 31, 1997, approximately 68% of the Company's employees in the United States at its Henderson, Kentucky facility (the "Henderson Facility") were represented by the United Auto Workers Union (the "UAW") and approximately 80% of the Company's employees in Canada at the Ontario Facility were represented by the Canadian Auto Workers Union (the "CAW"). Collective bargaining agreements with the UAW and the CAW affecting these employees expire in February 1998 and March 2000, respectively. The Company's current contract with the UAW covering employees at the Henderson Facility expired in February 1998. The Company was not able to negotiate a mutually acceptable agreement with the UAW. Therefore, a strike occurred at the Henderson Facility on February 20, 1998. The Company is continuing to operate with its salaried employees and contractors. On March 31, 1998, the members of the UAW rejected the Company's final offer for a new contract. Effective as of March 31, 1998, the Company began an indefinite lockout, which was prompted by continuing reports to management that some individuals planned to re-enter the plant and harass employees and damage equipment and machinery. Currently, there is, and the Company believes that there will be, no supply disruption to the Company's customer base; however, there can be no assurance to that effect. A supply disruption to the Company's customer base could have a material adverse effect on the Company.

    The Company's existing contract with CAW-represented workers was implemented in March 1997, following a 53-day strike in which there was no supply disruption to the Company's customer base. Management estimates that the strike affected pretax earnings by $7.1 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview." The strike occurred as a result of the CAW's demand for a contract that had similar terms and conditions to the contracts that had been negotiated three months earlier among the CAW and Ford, General Motors and Chrysler. The Company was not willing to agree to many of these terms, which included limitations on existing management rights and significant increases in benefits and wages. Ultimately, the Company achieved a reduction in the CAW's original demands. See "Business--Employees."

DEPENDENCE ON RAW MATERIALS

    The raw materials on which the Company depends are steel and aluminum. Although steel is generally available from a number of sources, the Company has obtained favorable sourcing by negotiating high-volume contracts with terms ranging from 1 to 3 years. AKW sources aluminum for its Wheels from various third-party suppliers. While the Company believes that its supply contracts can be renewed on acceptable terms, there can be no assurance that such agreements can be renewed on such terms or at all. A substantial interruption in the Company's supply of steel or aluminum could have a material adverse effect on the Company. In addition, although the prices of steel and aluminum have not been volatile in recent periods and the Company has had success in passing through steel price increases to its customers, there can be no assurance that there will not be rapid and significant changes in the price of these materials or that the Company will be able to pass on any such cost increases to its customers. See "Business--Supplier Relationships."

COMPETITION

    Due to the breadth of the Company's product line, the Company competes with different companies in different market segments. Several of these competitors have substantially greater financial resources than the Company. The Company's principal competitor in the dual steel Heavy/Medium Wheel and single steel Light Truck Wheel segments is Hayes Lemmerz International, Inc. ("Hayes Wheels"). Recently, Hayes Wheels has been consolidating the operations of smaller participants in the dual steel Heavy/ Medium Wheel segment. In addition, Hayes Wheels has established a significant global presence through its acquisition of European wheel producer Lemmerz Holding GmbH ("Lemmerz"). Hayes Wheels is the market leader in the single Light Truck Wheel segment and in the passenger car wheel segment, which are more diversified segments than the other segments in which the Company competes. The Company has only recently begun to compete in the single Light Truck Wheel segment. In the dual steel Light Truck Wheel segment, the Company's principal competitor is Meritor Automotive, Inc. ("Meritor"), which has a 12% share. Meritor and the Company are the only suppliers of steel dual Light Truck Wheels in North America. In the dual aluminum Heavy/Medium Wheel segment, the Company's principal competitor is Alcoa Aluminum Corporation of America ("Alcoa"), which has the leading share in that segment. Alcoa does not produce steel Wheels. Ford, Freightliner and Navistar, which are major customers of the Company, produce some Wheels internally to meet their respective Wheel needs. These OEMs may expand their internal production of Wheels, shift sourcing to other suppliers or take other actions that could reduce the market for the Company's products and have a material adverse effect on the Company. There can be no assurance that the Company will not encounter increased competition in the future in its several industry segments or that the Company's expansion in its segments and planned entry into additional segments will not expose the Company to an increasing number of well-capitalized competitors. See "Business--Competition."

POTENTIAL EXPOSURE TO ENVIRONMENTAL LIABILITIES

    The Company's operations are subject to various foreign, federal, state and local environmental laws, ordinances and regulations, including, without limitation, those governing discharges into the air and water, the storage, handling and disposal of solid and hazardous wastes, the remediation of soil and groundwater contaminated by petroleum products or hazardous substances or wastes, and the health and safety of employees (collectively, "Environmental Laws"). Under certain Environmental Laws, a current or previous owner or operator of property may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly such substances, may adversely affect the ability to sell or rent such property or to borrow using such property as collateral. Persons who generate, arrange for the disposal or treatment of, or dispose of hazardous substances may be liable for the costs of investigation, remediation or removal of such hazardous substances at or from the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Additionally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Compliance with Environmental Laws, stricter interpretations of or amendments to any such laws, or more vigorous enforcement policies by regulatory agencies with respect to any of them may require material expenditures by the Company. The nature of the Company's current and former operations and the history of industrial uses at its facilities expose the Company to the risk of liabilities or claims with respect to environmental and worker health and safety matters that could have a material adverse effect on the Company. Phelps Dodge has indemnified the Company with respect to environmental liabilities at the Henderson Facility and the Ontario Facility, subject to certain limitations, and Kaiser has indemnified the Company with respect to environmental liabilities at the AKW facilities, subject to certain limitations. See "Business--Environmental Matters."

DIFFICULTY IN ACHIEVING GROWTH STRATEGIES

    The growth strategies that have been developed by the Company are based on the Company's review of its operations and its competitive position. The Company plans to make significant expenditures to (i) expand in Mexico and into other Latin American countries through its ADM venture, (ii) expand its aluminum Wheel production facilities in the United States and (iii) expand its presence in the Light Truck Wheel market segment. In addition, the Company's strategies include seeking to form or acquire a global presence through joint ventures, alliances and other business combinations. The Company may decide to alter or discontinue certain aspects of the growth strategies described herein and may adopt alternative or additional strategies. In addition, there can be no assurance that any such strategies, if implemented, will be successful or will improve operating results. Certain of the Company's growth strategies entail the risks of foreign operations, including the impact of foreign tax and other regulations, currency fluctuations and political and economic instability. As the Company enters new geographic markets and industry segments or attempts to increase its shares of existing markets and segments, it may encounter significant competition from the primary participants in such markets or segments, some of whom have substantially greater resources than the Company. Other conditions may exist, such as unforeseen costs and expenses or an economic downturn, that may offset any improved operating results that are attributable to such growth strategies. See "--Competition" and "Business--Growth Strategies."

FORWARD-LOOKING STATEMENTS

    This Prospectus contains certain forward-looking statements concerning the Company's operations, economic performance and financial condition, including, in particular, the likelihood of the Company's success in developing and expanding its business. These statements are based upon a number of assumptions and estimates that are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of the Company, and reflect future business decisions that are subject to change. Some of these assumptions inevitably will not materialize, and unanticipated events will occur that will affect the Company's results. The Company's actual results may differ materially from the results discussed in such forward-looking statements because of a number of factors, including those identified in this "Risk Factors" section and elsewhere in this Prospectus. See "Prospectus Summary," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." The forward-looking statements are made as of the date of this Offering Memorandum, and the Company assumes no obligation to update the forward-looking statements or to update the reasons why actual results could differ from those in the forward-looking statements.

DEPENDENCE ON KEY MANAGEMENT

    The Company's success depends largely upon the abilities and experience of certain key management personnel. The loss of the services of one or more of such key personnel, and in particular William P. Greubel, the Company's President and Chief Executive Officer, could have a material adverse effect on the Company. The Company does not maintain key-man life insurance policies on any of its executives. See "Management."

CONTROL BY KKR AFFILIATES

    Approximately 87% of the issued and outstanding shares of Common Stock are held by Hubcap Acquisition. Hubcap Acquisition is a Delaware limited liability company whose members are KKR 1996 Fund L.P. and KKR Partners II, L.P. KKR 1996 Fund L.P., which owns more than a 95% equity interest in Hubcap Acquisition, is a Delaware limited partnership whose sole general partner is KKR Associates 1996 L.P. KKR Associates 1996 L.P. is a Delaware limited partnership whose sole general partner is KKR 1996 GP L.L.C. KKR 1996 GP L.L.C. is a Delaware limited liability company whose members are also the members of the limited liability company that is the general partner of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). Accordingly, affiliates of KKR will control the Company and have the power to elect all of its directors, appoint new management and approve any action requiring the approval of the Company's shareholders, including adopting amendments to the Company's Certificate of Incorporation and approving mergers or sales of substantially all of the Company's assets. There can be no assurance that the interests of KKR and its affiliates will not conflict with the interests of the Holders. See "Management," "Principal Stockholders" and "Certain Relationships and Related Transactions."

RESTRICTIVE DEBT COVENANTS

    The Credit Facility and the Indenture contain numerous financial and operating covenants that limit the discretion of the Company's management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments and investments and to sell or otherwise dispose of assets and merge or consolidate with other entities. The Credit Facility also requires the Company to meet certain financial ratios and tests. A failure to comply with the obligations contained in the Credit Facility or the Indenture could result in an event of default under either the Credit

Facility or the Indenture, which could result in the acceleration of the related debt and the acceleration of debt under other instruments evidencing indebtedness that may contain cross-acceleration or cross-default provisions. If, as a result thereof, a default occurs with respect to Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders. See "Description of the Credit Facility," "Description of the Notes--Subordination" and "--Certain Covenants."

CHANGE OF CONTROL

    The Indenture provides that, unless the Company elects to redeem the Notes prior to 2003, upon the occurrence of a Change of Control, the Company will make an offer to purchase all or any part of the Notes at a price in cash equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The Credit Facility prohibits the Company from repurchasing any Notes, except with certain proceeds of one or more Equity Offerings. The Credit Facility also provides that certain change of control events with respect to the Company would constitute a default thereunder. Any future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may contain similar restrictions and provisions. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, or if the Company is required to make an Asset Sale Offer (as defined) pursuant to the terms of the Notes, the Company could seek the consent of its lenders to purchase the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or refinance such borrowings, the Company would remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default (as defined) under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders. The provisions relating to a Change of Control included in the Indenture may increase the difficulty of a potential acquirer obtaining control of the Company. See "Description of the Notes--Repurchase at the Option of Holders--Change of Control," "--Subordination" and "Description of the Credit Facility."

FRAUDULENT CONVEYANCE RISKS

    Management of the Company believes that the indebtedness represented by the Notes is being incurred for proper purposes and in good faith, and that based on present forecasts, asset valuations and other financial information, the Company will be solvent, will have sufficient capital for carrying on its business and will be able to pay its debts as they mature. See "--Significant Indebtedness." Notwithstanding management's belief, however, if a court of competent jurisdiction in a suit by an unpaid creditor or a representative of creditors (such as a trustee in a bankruptcy or a debtor-in-possession) were to find that, at the time of incurrence of such indebtedness, the Company was rendered insolvent, was rendered insolvent by reason of such incurrence, was engaged in a business or transaction for which its remaining assets constituted unreasonably small capital, intended to incur, or believed that it would incur, debts beyond its ability to pay such debts as they matured, or intended to hinder, delay or defraud its creditors, and that the indebtedness was incurred for less than reasonably equivalent value, then such court could, among other things, (i) void all or a portion of the Company's obligations to the Holders, the result of which would be that the Holders might not be repaid in full and/or (ii) subordinate the Company's obligations to the Holders to other existing or future indebtedness of the Company to a greater extent than would otherwise be the case, the effect of which would be to entitle such other creditors to be paid in full before any payment could be made on the Notes.

YEAR 2000 COMPLIANCE

    The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in sales, shipping, financial business systems and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000" and beyond, some level of modification or replacement of such applications will be necessary. The Company is working to identify its applications that are not "Year 2000" compliant and plans to modify or replace such applications, as necessary. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. Given information known at this time about the Company's systems that are non-compliant, coupled with the Company's ongoing, normal course-of-business efforts to upgrade or replace critical systems, as necessary, management does not expect Year 2000 compliance costs to have any material adverse impact on the Company. No assurance can be given, however, that all of the Company's systems, and those of significant customers and suppliers, will be Year 2000 compliant or the failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company.

LACK OF PRIOR MARKET FOR THE EXCHANGE NOTES

    The Exchange Notes are being offered to the Holders of the Private Notes. The Private Notes were offered and sold in January 21, 1998 to a small number of institutional investors and are eligible for trading in the PORTAL Market. The Company does not intend to apply for a listing of the Exchange Notes on a securities exchange. There is currently no established market for the Exchange Notes and there can be no assurance as to the liquidity of markets that may develop for the Exchange Notes, the ability of the Holders of the Exchange Notes to sell their Exchange Notes or the price at which such Holders would be able to sell their Exchange Notes. If such markets were to exist, the Exchange Notes could trade at prices that may be lower than the initial market values thereof depending on many factors, including prevailing interest rates and the markets for similar securities. Although there is currently no market for the Exchange Notes, the Initial Purchasers have advised the Company that they currently intend to make a market in the Exchange Notes. However, the Initial Purchasers are not obligated to do so, and any market making with respect to the Exchange Notes may be discontinued at any time without notice.

    The liquidity of, and trading market for, the Exchange Notes also may be adversely affected by general declines in the market for similar securities.

                               THE EXCHANGE OFFER

PURPOSE OF THE EXCHANGE OFFER

    The Private Notes were sold by the Company on January 21, 1998 (the "Issuance Date") to the Initial Purchasers pursuant to the Purchase Agreement. The Initial Purchasers subsequently sold the Private Notes to (i) "qualified institutional buyers" ("QIBs"), as defined in Rule 144A under the Securities Act ("Rule 144A"), in reliance on Rule 144A and (ii) in offshore transactions in reliance on Regulation S under the Securities Act. As a condition to the sale of the Private Notes, the Company and the Initial Purchasers entered into the Registration Rights Agreement on January 21, 1998. Pursuant to the Registration Rights Agreement, the Company agreed that, unless the Exchange Offer is not permitted by applicable law or Commission policy, it would (i) file with the Commission a Registration Statement under the Securities Act with respect to the Exchange Notes within 120 days after the Closing Date, (ii) use its best efforts to cause such Registration Statement to become effective under the Securities Act within 200 days after the Closing Date and (iii) commence the Exchange Offer and use its best efforts to issue, on or prior to 230 days after the Closing Date, Exchange Notes in exchange for all Private Notes tendered prior thereto in the Exchange Offer. A copy of the Registration Rights Agreement has been filed as an exhibit to the Registration Statement. The Registration Statement is intended to satisfy certain of the Company's obligations under the Registration Rights Agreement and the Purchase Agreement.

RESALE OF THE EXCHANGE NOTES

    With respect to the Exchange Notes, based upon an interpretation by the staff of the Commission set forth in certain no-action letters issued to third parties, the Company believes that a Holder (other than (i) a broker-dealer who purchases such Exchange Notes directly from the Company to resell pursuant to Rule 144A or any other available exemption under the Securities Act or (ii) any such Holder that is an "affiliate" of the Company within the meaning of Rule 405 under the Securities Act) who exchanges Private Notes for Exchange Notes in the ordinary course of business and who is not participating, does not intend to participate, and has no arrangement with any person to participate, in a distribution of the Exchange Notes, will be allowed to resell Exchange Notes to the public without further registration under the Securities Act and without delivering to the purchasers of the Exchange Notes a prospectus that satisfies the requirements of Section 10 of the Securities Act. However, if any Holder acquires Exchange Notes in the Exchange Offer for the purpose of distributing or participating in the distribution of the Exchange Notes or is a broker-dealer, such Holder cannot rely on the position of the staff of the Commission enumerated in certain no-action letters issued to third parties and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with any resale transaction, unless an exemption from registration is otherwise available. Each broker-dealer that receives Exchange Notes for its own account in exchange for Private Notes, where such Private Notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. The Letter of Transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired by such broker-dealer as a result of market-making or other trading activities. A broker-dealer may not participate in the Exchange Offer with respect to the Private Notes acquired other than as a result of market-making activities or other trading activities. Pursuant to the Registration Rights Agreement, the Company has agreed to make this Prospectus, as it may be amended or supplemented from time to time, available to broker-dealers for use in connection with any resale for a period of 90 days after the Expiration Date. See "Plan of Distribution."

TERMS OF THE EXCHANGE OFFER

    Upon the terms and subject to the conditions set forth in this Prospectus and in the Letter of Transmittal, the Company will accept any and all Private Notes validly tendered and not withdrawn prior to the Expiration Date. The Company will issue $1,000 principal amount of Exchange Notes in exchange for each $1,000 principal amount of outstanding Private Notes surrendered pursuant to the Exchange Offer. Private Notes may be tendered only in integral multiples of $1,000.

    The form and terms of the Exchange Notes are the same as the form and terms of the Private Notes except that (i) the exchange will be registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) Holders of the Exchange Notes will not be entitled to any of the rights of Holders of Private Notes under the Registration Rights Agreement, which rights will terminate upon the consummation of the Exchange Offer. The Exchange Notes will evidence the same indebtedness as the Private Notes (which they replace) and will be issued under, and be entitled to the benefits of, the Indenture, which also authorized the issuance of the Private Notes, such that both series of Notes will be treated as a single class of debt securities under the Indenture.

    As of the date of this Prospectus, $200,000,000 in aggregate principal amount of the Private Notes are outstanding. Only a registered Holder of the Private Notes (or such Holder's legal representative or attorney-in-fact) as reflected on the records of the Trustee under the Indenture may participate in the Exchange Offer. There will be no fixed record date for determining registered Holders of the Private Notes entitled to participate in the Exchange Offer.

    Holders of the Private Notes do not have any appraisal or dissenters' rights under the Indenture in connection with the Exchange Offer. The Company intends to conduct the Exchange Offer in accordance with the provisions of the Registration Rights Agreement and the applicable requirements of the Securities Act, the Securities Exchange Act of 1934, as amended (the "Exchange Act") and the rules and regulations of the Commission thereunder.

    The Company shall be deemed to have accepted validly tendered Private Notes when, as and if the Company has given oral or written notice thereof to the Exchange Agent. The Exchange Agent will act as agent for the tendering Holders of Private Notes for the purposes of receiving the Exchange Notes from the Company.

    Holders who tender Private Notes in the Exchange Offer will not be required to pay brokerage commissions or fees or, subject to the instructions in the Letter of Transmittal, transfer taxes with respect to the exchange of Private Notes pursuant to the Exchange Offer. The Company will pay all charges and expenses, other than certain applicable taxes described below, in connection with the Exchange Offer. See "-- Fees and Expenses."

EXPIRATION DATE; EXTENSIONS; AMENDMENTS

    The term "Expiration Date" shall mean 5:00 p.m., New York City time on
      , 1998, unless the Company, in its sole discretion, extends the Exchange Offer, in which case the term "Expiration Date" shall mean the latest date and time to which the Exchange Offer is extended.

    In order to extend the Exchange Offer, the Company will (i) notify the Exchange Agent of any extension by oral or written notice, and (ii) mail to the registered Holders an announcement thereof which shall include disclosure of the approximate number of Private Notes deposited to date, each prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date.

    The Company reserves the right, in its reasonable discretion, (i) to delay accepting any Private Notes, (ii) to extend the Exchange Offer or (iii) if any conditions set forth below under "-- Conditions" shall not have been satisfied, to terminate the Exchange Offer by giving oral or written notice of such delay, extension or termination to the Exchange Agent. Any such delay in acceptance, extension, termination or amendment will be followed as promptly as practicable by oral or written notice thereof to the registered Holders. If the Exchange Offer is amended in a manner determined by the Company to constitute a material change, the Company will promptly disclose such amendment by means of a prospectus supplement that will be distributed to the registered Holders, and the Company will extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the amendment and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

INTEREST ON THE EXCHANGE NOTES

    The Exchange Notes will bear interest at the same rate and on the same terms as the Private Notes. Consequently, the Exchange Notes will bear interest at a rate equal to 9 1/4% per annum. Interest on the Exchange Notes will be payable semi-annually in arrears on each February 1 and August 1, commencing August 1, 1998. Holders of Exchange Notes will receive interest on August 1, 1998 from the Issuance Date. Holders of Private Notes that are accepted for exchange will be deemed to have waived the right to receive any interest accrued on the Private Notes.

PROCEDURES FOR TENDERING

    Only a registered Holder of Private Notes may tender such Private Notes in the Exchange Offer. To tender in the Exchange Offer, a Holder of Private Notes must complete, sign and date the Letter of Transmittal, or a facsimile thereof, have the signatures thereon guaranteed if required by the Letter of Transmittal, and mail or otherwise deliver such Letter of Transmittal or such facsimile to the Exchange Agent at the address set forth below under "-- Exchange Agent" for receipt prior to the Expiration Date. In addition, either (i) certificates for such Private Notes must be received by the Exchange Agent along with the Letter of Transmittal, (ii) a timely confirmation of a book-entry transfer (a "Book-Entry Confirmation") of such Private Notes, if such procedure is available, into the Exchange Agent's account at the Depositary pursuant to the procedure for book-entry transfer described below, must be received by the Exchange Agent prior to the Expiration Date or (iii) the Holder must comply with the guaranteed delivery procedures described below.

    The tender by a Holder that is not withdrawn prior to the Expiration Date will constitute an agreement between such Holder and the Company in accordance with the terms and subject to the conditions set forth herein and in the Letter of Transmittal.

    THE METHOD OF DELIVERY OF PRIVATE NOTES AND THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS TO THE EXCHANGE AGENT IS AT THE ELECTION AND RISK OF THE HOLDER. INSTEAD OF DELIVERY BY MAIL, IT IS RECOMMENDED THAT HOLDERS USE AN OVERNIGHT OR HAND DELIVERY SERVICE, PROPERLY INSURED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY TO THE EXCHANGE AGENT BEFORE THE EXPIRATION DATE. NO LETTER OF TRANSMITTAL OR PRIVATE NOTES SHOULD BE SENT TO THE COMPANY. HOLDERS MAY REQUEST THEIR RESPECTIVE BROKERS, DEALERS, COMMERCIAL BANKS, TRUST COMPANIES OR OTHER NOMINEES TO EFFECT THE ABOVE TRANSACTIONS FOR SUCH HOLDERS.

    Any beneficial owner(s) of the Private Notes whose Private Notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered Holder promptly and instruct such registered Holder to tender on such beneficial owner's behalf. If such beneficial owner wishes to tender on such owner's own behalf, such owner must, prior to completing and executing the Letter of Transmittal and delivering such owner's Private Notes, either make appropriate arrangements to register ownership of the Private Notes in such owner's name or obtain a properly completed bond power from the registered Holder. The transfer of registered ownership may take considerable time.

    Signatures on a Letter of Transmittal or a notice of withdrawal described below (see "-- Withdrawal of Tenders"), as the case may be, must be guaranteed by an Eligible Institution (as defined below) unless the Private Notes tendered pursuant thereto are tendered (i) by a registered Holder who has not completed the box titled "Special Delivery Instructions" on the Letter of Transmittal or
(ii) for the account of an Eligible Institution. In the event that signatures on a Letter of Transmittal or a notice of withdrawal, as the case may be, are required to be guaranteed, such guarantee must be made by a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc., a commercial bank or trust company having an office or correspondent in the United States or an "Eligible Guarantor Institution" within the meaning of Rule 17Ad-15 under the Exchange Act which is a member of one of the recognized signature guarantee programs identified in the Letter of Transmittal (each, an "Eligible Institution").

    If the Letter of Transmittal is signed by a person other than the registered Holder of any Private Notes listed therein, such Private Notes must be endorsed or accompanied by a properly completed bond power, signed by such registered Holder as such registered Holder's name appears on such Private Notes.

    If the Letter of Transmittal or any Private Notes or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing, and unless waived by the Company, evidence satisfactory to the Company of their authority to so act must be submitted with the Letter of Transmittal.

    The Exchange Agent and the Depositary have confirmed that any financial institution that is a participant in the Depositary's system may utilize the Depositary's Automated Tender Offer Program to tender Private Notes.

    All questions as to the validity, form, eligibility (including time of receipt), acceptance and withdrawal of tendered Private Notes will be determined by the Company in its sole discretion, which determination will be final and binding. The Company reserves the absolute right to reject any and all Private Notes not properly tendered or any Private Notes the Company's acceptance of which would, in the opinion of counsel for the Company, be unlawful. The Company also reserves the right to waive any defects, irregularities or conditions of tender as to particular Private Notes. The Company's interpretation of the terms and conditions of the Exchange Offer (including the instructions in the Letter of Transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of Private Notes must be cured within such time as the Company shall determine. Although the Company intends to notify Holders of defects or irregularities with respect to tenders of Private Notes, neither the Company, the Exchange Agent nor any other person shall incur any liability for failure to give such notification. Tenders of Private Notes will not be deemed to have been made until such defects or irregularities have been cured or waived.

    While the Company has no present plan to acquire any Private Notes that are not tendered in the Exchange Offer or to file a registration statement to permit resales of any Private Notes that are not tendered pursuant to the Exchange Offer, the Company reserves the right in its sole discretion to purchase or make offers for any Private Notes that remain outstanding subsequent to the Expiration Date or, as set forth below under "-- Conditions," to terminate the Exchange Offer and, to the extent permitted by applicable law, purchase Private Notes in the open market, in privately negotiated transactions or otherwise. The terms of any such purchases or offers could differ from the terms of the Exchange Offer.

    By tendering, each Holder of Private Notes will represent to the Company that, among other things, (i) Exchange Notes to be acquired by such Holder of Private Notes in connection with the Exchange Offer are being acquired by such Holder in the ordinary course of the respective business of such Holder, (ii) such Holder has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes, (iii) if such Holder is a resident of the State of California, it falls under the self-executing institutional investor exemption set forth under Section 25102(i) of the Corporate Securities Law of 1968 and Rules 260.102.10 and 260.105.14 of the California Blue Sky Regulations, (iv) if such Holder is a resident of the Commonwealth of Pennsylvania, it falls under the self-executing institutional investor exemption set forth under Sections 203(c), 102(d) and (k) of the Pennsylvania Securities Act of 1972, Section
102.111 of the Pennsylvania Blue Sky Regulations and an interpretive opinion dated November 16, 1985, (v) such Holder acknowledges and agrees that any person who is a broker-dealer registered under the Exchange Act or is participating in the Exchange Offer for the purposes of distributing the Exchange Notes must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction of the Exchange Notes acquired by such person and cannot rely on the position of the staff of the Commission set forth in certain no-action letters, (vi) such Holder understands that a secondary resale transaction described in clause (v) above and any resales of Exchange Notes obtained by such Holder in exchange for Private Notes acquired by such Holder directly from the Company should be covered by an effective registration statement containing the selling securityholder information required by Item 507 or Item 508, as applicable, of Regulation S-K of the Commission and (vii) such Holder is not an "affiliate," as defined in Rule 405 under the Securities Act, of the Company. If the Holder is a broker-dealer that will receive Exchange Notes for such Holder's own account in exchange for Private Notes that were acquired as a result of market-making activities or other trading activities, such Holder will be required to acknowledge in the Letter of Transmittal that such Holder will deliver a prospectus in connection with any resale of such Exchange Notes; however, by so acknowledging and by delivering a prospectus, such Holder will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

RETURN OF PRIVATE NOTES

    If any tendered Private Notes are not accepted for any reason set forth in the terms and conditions of the Exchange Offer or if Private Notes are withdrawn or are submitted for a greater principal amount than the Holders desire to exchange, such unaccepted, withdrawn or non-exchanged Private Notes will be returned without expense to the tendering Holder thereof (or, in the case of Private Notes tendered by book-entry transfer into the Exchange Agent's account at the Depositary pursuant to the book-entry transfer procedures described below, such Private Notes will be credited to an account maintained with the Depositary) as promptly as practicable.

BOOK-ENTRY TRANSFER

    The Exchange Agent will make a request to establish an account with respect to the Private Notes at the Depositary for purposes of the Exchange Offer within two business days after the date of this Prospectus, and any financial institution that is a participant in the Depositary's systems may make book-entry delivery of Private Notes by causing the Depositary to transfer such Private Notes into the Exchange Agent's account at the Depositary in accordance with the Depositary's procedures for transfer. However, although delivery of Private Notes may be effected through book-entry transfer at the Depositary, the Letter of Transmittal or facsimile thereof, with any required signature guarantees and any other required documents, must, in any case, be transmitted to and received by the Exchange Agent at the address set forth below under "-- Exchange Agent" on or prior to the Expiration Date or pursuant to the guaranteed delivery procedures described below.

GUARANTEED DELIVERY PROCEDURES

    Holders who wish to tender their Private Notes and (i) whose Private Notes are not immediately available or (ii) who cannot deliver their Private Notes, the Letter of Transmittal or any other required documents to the Exchange Agent prior to the Expiration Date, may effect a tender if:

        (a) The tender is made through an Eligible Institution;

        (b) Prior to the Expiration Date, the Exchange Agent receives from such Eligible Institution a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (by facsimile transmission, mail or hand delivery) setting forth the name and address of the Holder, the certificate number(s) of such Private Notes, if any, and the principal amount of Private Notes tendered, stating that the tender is being made thereby and guaranteeing that, within five New York Stock Exchange trading days after the Expiration Date, the Letter of Transmittal (or a facsimile thereof), together with the certificate(s) representing the Private Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and any other documents required by the Letter of Transmittal, will be deposited by the Eligible Institution with the Exchange Agent; and

        (c) Such properly executed Letter of Transmittal (or facsimile thereof), as well as the certificate(s) representing all tendered Private Notes in proper form for transfer or a Book-Entry Confirmation, as the case may be, and all other documents required by the Letter of Transmittal are received by the Exchange Agent within five New York Stock Exchange trading days after the Expiration Date.

    Upon request to the Exchange Agent, a Notice of Guaranteed Delivery will be sent to Holders who wish to tender their Private Notes according to the guaranteed delivery procedures set forth above.

WITHDRAWAL OF TENDERS

    Except as otherwise provided herein, tenders of Private Notes may be withdrawn at any time prior to 5:00 P.M., New York City time, on the Expiration Date.

    To withdraw a tender of Private Notes in the Exchange Offer, a telegram, telex, facsimile transmission or letter of withdrawal must be received by the Exchange Agent at its address set forth herein prior to the Expiration Date. Any such notice of withdrawal must (i) specify the name of the person having deposited the Private Notes to be withdrawn (the "Depositor"), (ii) identify the Private Notes to be withdrawn (including the certificate number or numbers on a Book-Entry Confirmation, as the case may be, and principal amount of such Private Notes) and (iii) be signed by the Holder in the same manner as the original signature on the Letter of Transmittal by which such Private Notes were tendered (including any required signature guarantees). All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by the Company in its sole discretion, whose determination shall be final and binding on all parties. Any Private Notes so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer, and no Exchange Notes will be issued with respect thereto unless the Private Notes so withdrawn are validly retendered. Properly withdrawn Private Notes may be retendered by following one of the procedures described above under "The Exchange Offer -- Procedures for Tendering" at any time prior to the Expiration Date.

CONDITIONS

    Notwithstanding any other term of the Exchange Offer, the Company shall not be required to accept for exchange, or exchange the Exchange Notes for, any Private Notes, and may terminate the Exchange Offer as provided herein before the acceptance of such Private Notes, if the Exchange Offer violates applicable law, rules or regulations or an applicable interpretation of the staff of the Commission.

    If the Company determines in its reasonable discretion that any of these conditions are not satisfied, the Company may (i) refuse to accept any Private Notes and return all tendered Private Notes to the tendering Holders, (ii) extend the Exchange Offer and retain all Private Notes tendered prior to the Expiration Date, subject, however, to the rights of Holders to withdraw such Private Notes (see "-- Withdrawal of Tenders") or (iii) waive such unsatisfied conditions with respect to the Exchange Offer and accept all properly tendered Private Notes that have not been withdrawn. If such waiver constitutes a material change to the Exchange Offer, the Company will promptly disclose such waiver by means of a prospectus supplement that will be distributed to the registered Holders of the Private Notes, and the

Company will, if requested by law, extend the Exchange Offer for a period of five to ten business days, depending upon the significance of the waiver and the manner of disclosure to the registered Holders, if the Exchange Offer would otherwise expire during such five to ten business day period.

    Holders have certain rights and remedies against the Company under the Registration Rights Agreement with respect to the Exchange Offer. In the event that (a) the Registration Statement has not been filed with the Commission on or prior to the 120th calendar day following January 21, 1998 (the "Issuance Date"), (b) the Registration Statement is not declared effective on or prior to the 200th calendar day following the Issuance Date, or (c) the Exchange Offer is not consummated on or prior to the 230th calendar day following the Issuance Date, the interest rate borne by the Notes shall be increased by one-quarter of one percent per annum following such 120-day period in the case of clause (a) above, following such 200-day period in the case of clause (b) above, or following such 230-day period in the case of clause (c) above which rate will be increased by an additional one-quarter of one percent per annum for each 90-day period that any additional interest continues to accrue; PROVIDED that the aggregate increase in such annual interest rate may in no event exceed one percent. Upon (x) the filing of the Registration Statement after the 120-day period described in clause (a) above, (y) the effectiveness of the Registration Statement after the 200-day period described in clause (b) above, or (z) the consummation of the Exchange Offer after the 230-day period described in clause
(c) above, the interest rate borne by the Notes from the date of such effectiveness, consummation or that the Registration Statement again becomes effective will be reduced to the original interest rate if the Company is otherwise in compliance with this paragraph; PROVIDED, HOWEVER, that if, after any such reduction in interest rate, a different event specified in clause (a),
(b) or (c) above occurs, the interest rate may again be increased and thereafter decreased pursuant to the foregoing provisions.

    The summary herein of certain provisions of the Registration Rights Agreement does not purport to be complete and is subject to, and is qualified in its entirely by, all of the provisions of the Registration Rights Agreement.

TERMINATION OF CERTAIN RIGHTS

    All rights under the Registration Rights Agreement (including registration rights) of Holders of the Private Notes eligible to participate in the Exchange Offer will terminate upon consummation of the Exchange Offer except with respect to the Company's continuing obligations (i) to indemnify such Holders (including any broker-dealers) and certain parties related to such Holders against certain liabilities (including liabilities under the Securities Act), (ii) to provide, upon the request of any Holder of a transfer-restricted Private Note, the information required by Rule 144A(d)(4) under the Securities Act in order to permit resales of such Private Notes pursuant to Rule 144A, and (iii) to use its best efforts to keep the Registration Statement effective to the extent necessary to ensure that it is available for resales of transfer-restricted Private Notes by broker-dealers for a period of up to 90 days from the Expiration Date and (iv) to provide copies of the latest version of the Prospectus to broker-dealers upon their request for a period up to 90 days after the Expiration Date.

EXCHANGE AGENT

    U.S.Trust Company of California, N.A. has been appointed as Exchange Agent of the Exchange Offer. Questions and requests for assistance, requests for additional copies of this Prospectus or of the Letter of Transmittal and requests for Notice of Guaranteed Delivery should be directed to the Exchange Agent addressed as follows:

      BY REGISTERED OR CERTIFIED MAIL:                       BY HAND DELIVERY:
   U.S. Trust Company of California, N.A.         U.S. Trust Company of California, N.A.
 c/o United States Trust Company of New York    c/o United States Trust Company of New York
      P.O. Box 841 Peter Cooper Station                  111 Broadway, Lower Level
        New York, New York 10276-0841                    New York, New York 10006
          Attn: Corporate Trust and                      Attn: Corporate Trust and
               Agency Services                                Agency Services

           BY OVERNIGHT DELIVERY:                              BY FACSIMILE:
   U.S. Trust Company of California, N.A.                      212-420-6155
 c/o United States Trust Company of New York
          770 Broadway, 13th Floor                         CONFIRM BY TELEPHONE
          New York, New York 10003                             800-255-2398
          Attn: Corporate Trust and
               Agency Services

FEES AND EXPENSES

    The expenses of soliciting tenders will be borne by the Company. The principal solicitation is being made by mail; however, additional solicitation may be made by telegraph, telephone or in person by officers and regular employees of the Company and its affiliates.

    The Company has not retained any dealer-manager in connection with the Exchange Offer and will not make any payments to brokers, dealers or others soliciting acceptances of the Exchange Offer. The Company, however, will pay the Exchange Agent reasonable and customary fees for its services and will reimburse it for its reasonable out-of-pocket expenses in connection therewith.

    The cash expenses to be incurred in connection with the Exchange Offer will be paid by the Company and are estimated in the aggregate to be approximately $300,000. Such expenses include registration fees, fees and expenses of the Exchange Agent and the Trustee, accounting and legal fees and printing costs, among others.

    The Company will pay all transfer taxes, if any, applicable to the exchange of Private Notes pursuant to the Exchange Offer. If, however, a transfer tax is imposed for any reason other than the exchange of the Private Notes pursuant to the Exchange Offer, then the amount of any such transfer taxes (whether imposed on the registered Holder or any other persons) will be payable by the tendering Holder. If satisfactory evidence of payment of such taxes or exemption therefrom is not submitted with the Letter of Transmittal, the amount of such transfer taxes will be billed directly to such tendering Holder.

CONSEQUENCE OF FAILURES TO EXCHANGE

    Participation in the Exchange Offer is voluntary. Holders of the Private Notes are urged to consult their financial and tax advisors in making their own decisions on what action to take.

    The Private Notes that are not exchanged for the Exchange Notes pursuant to the Exchange Offer will remain restricted securities. Accordingly, such Private Notes may be resold only (i) to a person whom the seller reasonably believes is a QIB in a transaction meeting the requirements of Rule 144A, (ii) in a transaction meeting the requirements of Rule 144 under the Securities Act, (iii) outside the United States to a foreign person in a transaction meeting the requirements of Rule 904 under the Securities Act, (iv) in accordance with another exemption from the registration requirements of the Securities Act (and based upon an opinion of counsel if the Company so requests), (v) to the Company or (vi) pursuant to an effective registration statement and, in each case, in accordance with any applicable securities laws of any state of the United States or any other applicable jurisdiction.

ACCOUNTING TREATMENT

    The carrying value of the Private Notes is expected to become the carrying value of the Exchange Notes at the time of the Exchange Offer. Accordingly, the Company will recognize no gain or loss as a result of the Exchange Offer. The expenses of the Exchange Offer will be amortized over the term of the Exchange Notes.

                              THE RECAPITALIZATION

THE SUBSCRIPTION AGREEMENT

    On November 17, 1997, the Company entered into the Subscription Agreement with Phelps Dodge and Hubcap Acquisition pursuant to which Hubcap Acquisition acquired control of the Company. Pursuant to the Subscription Agreement, Hubcap Acquisition paid $108.0 million as consideration for the Company's issuance to Hubcap Acquisition of 90 shares of Common Stock. The Company used the proceeds from the Equity Investment, together with approximately $380.0 million of aggregate proceeds from the Financings to (i) redeem 90 shares of Common Stock and obtain a noncompetition agreement from Phelps Dodge for aggregate consideration of $468.0 million and (ii) pay an estimated $20.0 million in transaction fees and expenses. The Redemption price of $468.0 million was adjusted for changes in working capital and the difference between actual and projected capital expenditures, in each case through December 31, 1997. The adjustment resulted in a reduction in the Redemption price, and that the reduction was used to reduce borrowings under the Revolver.

    Immediately after the Closing, Hubcap Acquisition owned 90% of the Common Stock and Phelps Dodge owned 10% of the Common Stock. Shortly after the Recapitalization, the Company sold additional shares of Common Stock and granted options to purchase Common Stock to senior management of the Company representing, in the aggregate, approximately 10% of the fully diluted equity of the Company.

    Pursuant to the Subscription Agreement, Phelps Dodge has agreed to indemnify Hubcap Acquisition, the Company and others for certain damages relating to (i) breaches of the representations, warranties, covenants and agreements contained in the Subscription Agreement, (ii) certain environmental liabilities, (iii) certain self-insured risks, (iv) certain employee benefits owed to employees of the Company which benefit obligations are to be retained by Phelps Dodge, and
(v) income taxes relating to the operations of the Company prior to the Closing. However, with respect to representations and warranties, Phelps Dodge will be required to indemnify Hubcap Acquisition and the Company only to the extent that a claim with respect to breaches of a representation and warranty is made within twelve months of the Closing and only if damages for any such breaches exceeds $8.5 million in the aggregate, and Phelps Dodge's maximum obligation with respect to damages relating to clause (i) above will be 50% of the amount paid to Phelps Dodge in the Recapitalization.

    In connection with the consummation of the Recapitalization, the Company paid the fees and expenses incurred by Hubcap Acquisition in connection with the Subscription Agreement and the transactions contemplated thereby, including a fee to KKR or its designee of $6.0 million for negotiating the Recapitalization and arranging the financing therefor.

OTHER AGREEMENTS

    As part of the Recapitalization, Hubcap Acquisition, the Company and Phelps Dodge entered into the following agreements:

    STOCKHOLDERS AGREEMENT. Phelps Dodge, the Company and Hubcap Acquisition entered into a Stockholders Agreement that places restrictions on Phelps Dodge's ability to transfer its shares of Common Stock, including a right of first refusal in favor of the Company and Hubcap Acquisition. Under the Stockholders Agreement, Phelps Dodge has the right to participate pro rata in certain sales of Common Stock by Hubcap Acquisition or its affiliates (the "Tag Along") and Hubcap Acquisition or its affiliates has the right to require Phelps Dodge to participate pro rata in certain sales by Hubcap Acquisition or its affiliates (the "Drag Along"). The Stockholders Agreement also grants certain demand (subsequent to an initial public offering of the Common Stock) and piggyback registration rights to Phelps Dodge.

    HUBCAP REGISTRATION RIGHTS AGREEMENT. Hubcap Acquisition and the Company entered into a registration rights agreement (the "Hubcap Registration Rights Agreement") granting Hubcap Acquisition certain demand and piggyback registration rights. See "Certain Relationships and Related Transactions."

    TRANSITION SERVICES AGREEMENT. The Company and Phelps Dodge entered into a transition services agreement (the "Transition Services Agreement") that provides the Company with transition services in employee benefits, payroll and certain information technology support for up to six months after the Closing. The Company generally will reimburse Phelps Dodge for the full costs and expenses related to the services provided under the agreement on a basis consistent with past practices.

                                USE OF PROCEEDS

    The Company will not receive any cash proceeds from the issuance of the Exchange Notes hereby. In consideration for issuing the Exchange Notes as contemplated in this Prospectus, the Company will receive in exchange the Private Notes in like principal amount, the terms of which are the same as the Exchange Notes except that (i) the exchange will have been registered under the Securities Act and, therefore, the Exchange Notes will not bear legends restricting the transfer thereof and (ii) Holders of the Exchange Notes will not be entitled to certain rights of Holders of the Private Notes under the Registration Rights Agreement, which rights will terminate upon consummation of the Exchange Offer. The Private Notes surrendered in exchange for the Exchange Notes will not result in any increase in the indebtedness of the Company.

                                 CAPITALIZATION

    The following table sets forth as of December 31, 1997 the (i) audited historical consolidated cash and cash equivalents and capitalization of the Company and (ii) unaudited pro forma consolidated cash and cash equivalents and capitalization of the Company, as adjusted to give effect to the Recapitalization, including the sale of the Private Notes. This table should be read in conjunction with the "Pro Forma Consolidated Condensed Financial Statements" and the notes thereto and the historical consolidated financial statements of the Company and its subsidiaries and the related notes thereto included elsewhere in this Offering Memorandum.

                                                                                         AS OF DECEMBER 31, 1997
                                                                                         -----------------------
                                                                                         HISTORICAL   PRO FORMA
                                                                                         ----------  -----------

(DOLLARS IN THOUSANDS)                                                                               (UNAUDITED)
Cash and cash equivalents..............................................................  $    7,418   $   7,418
                                                                                         ----------  -----------
                                                                                         ----------  -----------
Debt (including current portion):
  Credit Facility (a)..................................................................  $   --       $ 180,000
  Notes................................................................................      16,040     216,040
                                                                                         ----------  -----------
    Total debt.........................................................................      16,040     396,040
Stockholders' equity (deficit) (b).....................................................     256,055     (93,945)
                                                                                         ----------  -----------
    Total capitalization...............................................................  $  272,095   $ 302,095
                                                                                         ----------  -----------
                                                                                         ----------  -----------

------------------------

(a) As of December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the Company would have had availability of $95.0 million under the Revolver. See "Description of the Credit Facility."

(b) The decrease in stockholders' equity (deficit) reflects the effect of the Equity Investment offset by the Redemption and a portion of the estimated transaction fees and expenses.

             PRO FORMA CONSOLIDATED CONDENSED FINANCIAL STATEMENTS

    The following pro forma consolidated condensed financial statements have been derived from the application of pro forma adjustments to the Company's historical consolidated financial statements included elsewhere in this Prospectus. The pro forma consolidated condensed statements of operations for the year ended December 31, 1997 give effect to (i) the Recapitalization and
(ii) the acquisition of the interest in AKW as if such transactions had occurred on January 1, 1997 and the pro forma consolidated condensed balance sheet gives effect to the Recapitalization as if it had occurred on December 31, 1997. The adjustments are described in the accompanying notes. The pro forma consolidated condensed financial statements should not be considered indicative of actual results that would have been achieved if the Recapitalization and the acquisition of the interest in AKW had been consummated on the date or for the periods indicated and do not purport to indicate balance sheet data or results of operations as of any future date or for any future period. The pro forma consolidated condensed financial statements should be read in conjunction with the Company's historical consolidated financial statements and the notes thereto included in this Prospectus.

    The historical basis of the Company's assets and liabilities will not be impacted by the Recapitalization and the acquisition of the interest in AKW.

                 PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                            AS OF DECEMBER 31, 1997

                                  (UNAUDITED)

                                                                             PRO FORMA
                                                                HISTORICAL  ADJUSTMENTS   PRO FORMA
                                                                ----------  -----------  -----------
(DOLLARS IN THOUSANDS)
ASSETS

Current assets:
  Cash and cash equivalents...................................  $    7,418   $  --    (a)  $   7,418
  Customer and other receivables, net.........................      48,845      --           48,845
  Inventories, net............................................      29,107      --           29,107
  Supplies and prepaid expenses...............................       6,601      --            6,601
                                                                ----------  -----------  -----------
    Total current assets......................................      91,971      --           91,971

Property, plant and equipment, net............................     133,997      --          133,997

Other assets:
  Goodwill, net...............................................      86,171      --           86,171
  Investment in affiliates....................................      24,765      --           24,765
  Deferred financing costs....................................      --          10,000(b)     10,000
  Deferred income taxes and other assets......................      10,543       2,396(c)     12,939
                                                                ----------  -----------  -----------
    Total other assets........................................     121,479      12,396      133,875
                                                                ----------  -----------  -----------
  Total assets................................................  $  347,447   $  12,396    $ 359,843
                                                                ----------  -----------  -----------
                                                                ----------  -----------  -----------

LIABILITIES AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable............................................  $   19,237   $  --        $  19,237
  Accrued payroll and compensation............................       8,015      --            8,015
  Current portion of long-term debt...........................      16,040       1,350(a)     17,390
  Deferred income taxes.......................................       1,481      (1,481)      --
  Tooling deposit.............................................       5,261                    5,261
  Accrued and other liabilities...............................       7,103      --            7,103
                                                                ----------  -----------  -----------
    Total current liabilities.................................      57,137        (131)      57,006
Long-term debt, less current portion..........................                 378,650(a)    378,650
Deferred income taxes.........................................      16,123     (16,123)(c)     --
Other liabilities.............................................      13,253      --           13,253
                                                                ----------  -----------  -----------
    Total liabilities.........................................      86,513     362,396      448,909
Minority Interest.............................................       4,879      --            4,879

Stockholders' equity (deficit)................................     256,055    (350,000)(d)    (93,945)
                                                                ----------  -----------  -----------

    Total liabilities and stockholders'
      equity..................................................  $  347,447   $  12,396    $ 359,843
                                                                ----------  -----------  -----------
                                                                ----------  -----------  -----------

See Notes to Pro Forma Consolidated Condensed Balance Sheet.

            NOTES TO PRO FORMA CONSOLIDATED CONDENSED BALANCE SHEET

                            AS OF DECEMBER 31, 1997

The pro forma consolidated condensed balance sheet reflects pro forma adjustments for the Recapitalization to the Company's unaudited historical consolidated financial statements as of December 31, 1997. Accordingly, the Recapitalization has not impacted the historical basis of the Company's assets and liabilities.

(a) The net sources and uses of cash reflect the following:

(DOLLARS IN THOUSANDS)
Sources:
  Revolver................................................................  $  45,000
  Term Loans..............................................................    135,000
  Notes...................................................................    200,000
  Equity Investment.......................................................    108,000
                                                                            ---------
    Total Sources.........................................................  $ 488,000
                                                                            ---------
                                                                            ---------
Uses:
  Redemption..............................................................  $ 468,000
  Estimated transaction fees and expenses.................................     20,000
                                                                            ---------
    Total Uses............................................................  $ 488,000
                                                                            ---------
                                                                            ---------

    The Redemption price of $468.0 million was adjusted for changes in working capital and the difference between actual and projected capital expenditures. The adjustment resulted in a reduction in the Redemption price, and that the reduction was used to reduce borrowings under the Revolver. A reduction of $5.0 million in the Revolver would result in a decrease in pro forma interest expense of approximately $0.4 million for an annual period.

    Subsequent to the consummation of the Recapitalization, management of the Company purchased Common Stock and were granted options to purchase Common Stock, which is not reflected in the pro forma financial statements.

(b) Represents the anticipated portion of transaction fees that will be recorded as deferred financing costs and will be amortized over the life of the debt to be issued.

(c) Represents net deferred taxes of $20.0 million on the estimated increase in tax basis of fixed assets.

(d) Represents the aggregate net change as a result of the Recapitalization:

(DOLLARS IN THOUSANDS)
Redemption...............................................................  $(468,000)
Issuance of Common Stock.................................................    108,000
Net deferred tax asset for tax basis step-up.............................     20,000
Estimated transaction fees and expenses (1)..............................    (10,000)
                                                                           ---------
  Total..................................................................  $(350,000)
                                                                           ---------
                                                                           ---------

   ---------------------------

   (1) Represents the portion of the total $20.0 million of estimated transaction fees and expenses, which will be recorded either as an expense or as a component of the cost of the Redemption. Estimated transaction fees and expenses are anticipated to consist of: (i) legal, accounting and investment banking fees, certain taxes and other expenses, and (ii) miscellaneous fees and expenses such as printing and filing fees.

            PRO FORMA CONSOLIDATED CONDENSED STATEMENT OF OPERATIONS
                                  (UNAUDITED)

                                                                      FISCAL YEAR ENDED DECEMBER 31, 1997
                                                              ---------------------------------------------------
                                                                                   PRO FORMA ADJUSTMENTS
                                                                           --------------------------------------

(DOLLARS IN THOUSANDS)                                        HISTORICAL   AKW (A)   RECAPITALIZATION   PRO FORMA
                                                              ----------   --------  ----------------   ---------
Net sales...................................................   $332,966    $(19,055)   $   --           $313,911
Cost of goods sold..........................................    266,972     (17,920)       --            249,052
                                                              ----------   --------  ----------------   ---------
Gross profit................................................     65,994      (1,135)       --             64,859

Selling, general and administrative.........................     21,316       --                500(b)    21,816
                                                              ----------   --------  ----------------   ---------
Income from operations......................................     44,678      (1,135)           (500)      43,043

Other income (expense):
  Interest income (expense), net............................        385       --            (34,690)(c)  (34,305)
  Equity in earnings of affiliates..........................      4,384       1,135        --              5,519
  Other income (expense), net (d)...........................        548       --           --                548
                                                              ----------   --------  ----------------   ---------
Income before income taxes..................................     49,995       --            (35,190)      14,805
Income tax provision........................................    (22,158)                     15,259(e)    (6,899)
                                                              ----------   --------  ----------------   ---------
Net income..................................................   $ 27,837    $  --       $    (19,931)    $  7,906
                                                              ----------   --------  ----------------   ---------
                                                              ----------   --------  ----------------   ---------
OTHER DATA:
  EBITDA (as defined) (f)...................................   $ 76,888                                 $ 76,388
  EBITDA Margin (as defined) (g)............................       21.8%                                    22.6%
  Cash interest expense (h).................................        145                                   33,635
  Depreciation and amortization.............................     20,726                                   20,726
  Capital expenditures......................................     24,032                                   24,032
  Ratio of earnings to fixed charges (i)....................      100.4x                                    1.37x

See Notes to Pro Forma Consolidated Condensed Statements of Operations.

------------------------

(a) Prior to May 1997, the Company sold aluminum Wheels purchased from Kaiser. See "Business--Strategic Alliances." In May 1997, the Company and Kaiser formed a joint venture, AKW, and the Company ceased recognizing net sales and cost of goods sold and began to record only its share of the net earnings of AKW. Pro forma net sales, costs of goods sold and depreciation before May 1997 have been decreased and equity in earnings of affiliates has been increased by a corresponding net amount as though the interest in AKW was acquired as of January 1, 1997. The pro forma equity in earnings of AKW before May 1997 should not be considered indicative of actual results that would have been achieved if the formation of AKW had been consummated on January 1, 1997.

(b) Reflects the estimated incremental selling, general and administrative expense associated with the Company operating as an independent entity. The incremental selling, general and administrative expense consists principally of: (i) increases in salaries and benefits for corporate employees (principally tax, treasury, legal and employee benefits) and (ii) additional expenses for external auditing, periodic filings with the Commission and compensation and benefits for non-employee directors.

(c) The pro forma adjustment to interest expense assumes a weighted average interest rate of 8.8% per annum on $180.0 million of indebtedness under the Credit Facility and $200.0 million in aggregate principal amount of Private Notes.

   A 0.125% increase or decrease in the weighted average interest rate would change the pro forma interest expense by $0.5 million for the fiscal year ended December 31, 1997. Each $5.0 million increase or decrease in borrowings under the Revolver would change pro forma interest expense by $0.4 million for the fiscal year ended December 31, 1997.

   In addition to the effect of the Recapitalization, pro forma interest expense reflects (from the date incurred) ADM's $14.7 million of indebtedness outstanding as of December 31, 1997.

(d) Other income (expense), net consists of currency hedging and foreign exchange gains and losses related to the Company's Canadian operations.

(e) Reflects the tax effects of the pro forma adjustments at a 47% effective income tax rate for the fiscal year ended December 31, 1997.

(f) EBITDA (as defined) represents income from operations plus depreciation and amortization plus equity in earnings of affiliates, plus $7.1 million representing the impact of the strike at the Ontario Facility incurred during the first quarter of 1997. EBITDA (as defined) is not intended to represent cash flows from operations as defined by GAAP and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA (as defined) is included in this Prospectus as it is a basis upon which the Company assesses its financial performance and certain covenants in the Company's borrowing arrangements are tied to similar measures.

(g) EBITDA Margin (as defined) represents EBITDA (as defined) before equity in earnings of affiliates as a percentage of net sales.

(h) Cash interest expense represents accrued interest expense exclusive of amortization of deferred financing costs. For the fiscal year ended December 31, 1997, pro forma amortization of deferred financing costs was $1.2 million.

(i) For purposes of these computations, earnings consist of income before income taxes plus fixed charges (exclusive of capitalized interest) less undistributed earnings in unconsolidated joint ventures. Fixed charges consist of interest expense (including capitalized interest), amortization of deferred financing costs and one-third of rental expenses (the portion deemed representative of the interest factor).

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

    The following table sets forth selected historical consolidated financial and other data for the Company. The selected historical consolidated financial data for each of fiscal years 1995, 1996, and 1997 have been derived from, and should be read in conjunction with, the audited consolidated financial statements of the Company for each such period and the related notes thereto included elsewhere in this Prospectus. The unaudited selected historical consolidated financial data for the years ended December 31, 1993 and December 31, 1994 have been derived from the Company's unaudited consolidated financial statements. In the opinion of management, all adjustments considered necessary for a fair presentation have been included in the unaudited consolidated financial statements of the Company. See "Pro Forma Consolidated Condensed Financial Statements," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and notes thereto included elsewhere in this Prospectus.

           SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

                                                                            FISCAL YEAR ENDED DECEMBER 31,
                                                               ---------------------------------------------------------
                                                                  1993         1994        1995       1996      1997(A)
                                                               -----------  -----------  ---------  ---------  ---------

(DOLLARS IN THOUSANDS)
OPERATING DATA:
  Net sales..................................................   $ 281,851    $ 333,556   $ 357,802  $ 307,830  $ 332,966
  Gross profit...............................................      40,625       59,020      64,549     61,723     65,994(b)
  Selling, general and administrative........................      15,627       16,938      16,869     17,941     21,316
  Income (loss) from operations..............................      24,998       42,082      47,680     43,782     44,678(b)
  Interest income (expense), net.............................        (314)         701         717        400        385
  Equity in earnings (loss) of affiliates....................        (176)         308         300        115      4,384
  Other income (expense), net (c)............................         320       (1,684)     (1,375)      (381)       548
  Net income (loss)..........................................      14,734       24,301      26,592     26,466     27,837

OTHER DATA:
  EBITDA (as defined) (d)....................................   $  45,133    $  62,928   $  70,101  $  64,023  $  76,888
  EBITDA Margin (as defined) (e).............................        16.1%        18.8%       19.5%      20.8%      21.8%
  Net cash provided by (used in):
    Operating activities.....................................      40,467       44,600      50,012     43,678     38,219
    Investing activities.....................................      (9,266)      (6,342)     (6,766)    (9,370)   (47,065)
    Financing activities.....................................     (31,276)     (14,900)    (57,718)   (37,463)     9,953
  Cash interest expense (f)..................................         614           90          35         33        145
  Depreciation and amortization..............................      20,311       20,538      21,121     20,126     20,726
  Capital expenditures.......................................      10,866        6,535       6,960      9,584     24,032
  Ratio of earnings to fixed charges (g).....................        13.3x        68.5x       89.3x     118.4x     100.4x

BALANCE SHEET DATA (END OF PERIOD):
  Cash and cash equivalents..................................   $     580    $  23,938   $   9,466  $   6,311  $   7,418
  Working capital............................................      33,122       33,385      34,785     38,608     27,416
  Total assets...............................................     323,778      341,014     298,900    288,703    347,447
  Total debt.................................................       6,000       --          --         --         16,040
  Stockholder's equity.......................................     255,404      271,262     239,081    228,451    256,055

       NOTES TO SELECTED HISTORICAL CONSOLIDATED FINANCIAL AND OTHER DATA

(a) Results of operations for the year ended December 31, 1997 does not reflect net sales and gross profit for aluminum Wheels subsequent to May 1997 due to the formation of the AKW joint venture. Net sales and gross profit for aluminum Wheels were $32.1 million and $2.5 million, respectively, for the period beginning on May 1, 1996 and ending on December 31, 1996. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Overview" and "Pro Forma Consolidated Condensed Financial Statements."

(b) Gross profit and income (loss) from operations for the year ended December 31, 1997 reflects $7.1 million of costs incurred in connection with the strike in early 1997 at the Ontario Facility.

(c) Other income (expense), net consists of currency hedging and foreign exchange gains and losses related to the Company's Canadian operations.

(d) EBITDA (as defined) represents operating income plus depreciation and amortization plus equity in earnings of affiliates, plus (i) $7.1 million representing the impact of the strike at the Ontario Facility incurred during the first quarter of 1997 and (ii) $1.0 million restructuring charges incurred in 1995. EBITDA (as defined) is not intended to represent cash flows from operations as defined by GAAP and should not be considered as an alternative to net income as an indicator of the Company's operating performance or to cash flows as a measure of liquidity. EBITDA (as defined) is included in this Prospectus as it is a basis upon which the Company assesses its financial performance and certain covenants in the Company's borrowing arrangements are tied to similar measures.

(e) EBITDA Margin (as defined) represents EBITDA (as defined) before equity in earnings of affiliates as a percentage of net sales.

(f) Cash interest expense represents accrued interest expense exclusive of amortization of deferred financing costs. For all periods presented, there was no amortization of deferred financing costs.

(g) For purposes of these computations, earnings consist of income before income taxes plus fixed charges (exclusive of capitalized interest) less undistributed earnings in unconsolidated joint ventures. Fixed charges consist of net interest expense (including capitalized interest), amortization of deferred financing costs and one-third of rental expense (the portion deemed representative of the interest factor).

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The following discussion and analysis of the results of operations of the Company covers periods before completion of the Recapitalization. Accordingly, the discussion and analysis of such periods do not reflect the significant impact that the Recapitalization will have on the Company. See "Risk Factors," "Pro Forma Consolidated Condensed Financial Statements" and the discussion below under "--Liquidity and Capital Resources" for further discussions relating to the impact that the Recapitalization may have on the Company.

GENERAL

    NET SALES. The Company derives a substantial portion of its net sales from the sale of steel Wheels to North American Heavy/Medium Truck, Trailer and Light Truck OEMs. The Company also supplies aluminum Heavy/Medium Wheels to North American Heavy/Medium Truck and Trailer OEMs. In addition, the Company supplies the aftermarket with replacement products. Revenues are recognized upon shipment to customers from the Company's production facilities.

    Prior to May 1997, the Company participated in the aluminum Wheel segment through a buy-and-resell agreement with Kaiser. Under that agreement, aluminum Wheels were engineered and designed by the Company, manufactured by Kaiser and sold through the Company's distribution channels under the Accuride name. Therefore, the Company's results of operations reflected revenues received from the sale of aluminum Wheels and the cost of acquiring the Wheels from Kaiser. However, under that arrangement, the Company often could not satisfy customer demand for aluminum Heavy/Medium Wheels because of Kaiser's capacity constraints. In May 1997, the Company invested $20.8 million for a 50% interest in AKW, a joint venture with Kaiser. AKW acquired Kaiser's Wheel operations in Erie, Pennsylvania and Cuyahoga Falls, Ohio. Since its inception, AKW has increased its capacity by over one-third. Despite this recent expansion, AKW continues to operate at or near capacity and is in the process of increasing capacity further to meet customer demand. The Company's participation in AKW's earnings has been recorded on an equity basis since the establishment of the joint venture. Accordingly, the Company's financial results are not directly comparable to periods prior to May 1997.

    In addition, the Company recently established ADM, a 51%-owned venture with IaSa, Mexico's only commercial vehicle Wheel manufacturer. Historically, the Company supplied OEMs in Mexico from its Henderson Facility and its Ontario Facility. The Company will use ADM as a platform to supply the growing Latin American assembly operations of many of the Company's top customers, including Ford, Freightliner, General Motors, Navistar, Paccar and Volvo. ADM is building a new facility in Monterrey, Mexico (the "Monterrey Facility"), which is scheduled to begin production in mid-1999. Until such time, IaSa has agreed to contract manufacture ADM's Wheel requirements from IaSa's existing Wheel operations. IaSa has entered into a noncompetition agreement with ADM and no longer participates in the Wheel business other than through its interest in ADM.

    Furthermore, in order to expand its presence in the growing Light Truck Wheel segment, the Company is developing the Tennessee Facility, which is scheduled to begin production of Chrome Tech Wheels for Ford's Expedition, Navigator and F-series trucks in mid-1998. The Company believes that growth opportunities in this segment include value-added steel Wheel products, such as the Chrome Tech Wheel, as well as capturing the potential outsourcing by automotive OEMs of their internal Wheel manufacturing operations. This facility will cost approximately $19 million, of which the Company had spent approximately $9 million as of December 31, 1997. See "--Liquidity and Capital Resources." If there is sufficient demand, the Company plans to increase the capacity of the Tennessee Facility in 1999.

    The Company competes in a cyclical industry that historically has experienced significant fluctuations in demand as a result of factors such as general economic conditions, interest rates, governmental regulations and consumer confidence. The Company's results of operations for 1995 benefited from strong market conditions, with 1995 representing a peak according to most industry indicators. Although demand declined in 1996, backlogs that had built up during 1995 kept sales in line with 1995 levels through the first quarter of 1996. However, by the end of the second quarter of 1996, backlogs had declined, and sales fell significantly. The Company's steel Wheel net sales volume for the third quarter of 1996 was 15% lower than such net sales volume for the second quarter of 1996 and 18% lower than such net sales volume for the comparable period in 1995, with net sales for the year ended December 31, 1996 substantially lower than net sales for 1995. By the second quarter of 1997, steel Wheel net sales volume was generally comparable to such net sales volume for the same period in 1995, and steel Wheel net sales volume for the third quarter of 1997 exceeded such net sales volume for the comparable period in 1995 by approximately 11%. Steel Wheel sales volume for the fiscal year ended 1997 exceeded 1996 levels by 22% and was substantially equivalent to the 1995 levels, excluding sales generated by ADM. See "Risk Factors--Cyclical Nature of Industry."

    GROSS PROFIT. The Company believes that it is the low-cost North American supplier of steel Heavy/ Medium Wheels and that it operates the most modern steel Heavy/Medium Wheel plants in North America. The Company continuously strives to improve productivity, increase quality and lower costs. Since 1991, the Company has invested over $50 million to modernize, upgrade and automate its manufacturing plants. As a result of these expenditures and management's continuous improvement philosophy, operating costs were reduced by approximately $18 million in 1997 compared to 1994. As a result of these efforts, the Company's gross profit as a percentage of net sales has increased to 19.8% in 1997 from 17.7% in 1994. Management has budgeted approximately $13 million in 1998 for Productivity initiatives (in addition to normal maintenance) and believes that the Company's emphasis on low-cost manufacturing will continue to yield significant operational improvements. See "--Liquidity and Capital Resources."

    Steel costs have been relatively constant, reflecting both overall stability in the steel market as well as the Company's efforts to improve its material efficiency and supply sources. Historically, steel product customers generally have accepted fundamental price increases. Although standard steel Wheel pricing has been relatively constant, the Company was able to achieve a modest price increase on standard steel products in early 1996. The aluminum product market is less mature and, therefore, changes in aluminum prices are generally borne by the Wheel producer. The Company has entered into hedging and fixed price supply arrangements to better manage its aluminum costs.

    The Company believes that the experience of its labor force is a significant element in maintaining low-cost production. However, in the first quarter of 1997, the Company experienced a 53-day strike at the Ontario Facility. The Company estimates that the strike negatively impacted gross profit by $7.1 million in 1997.

    The Company's current contract with the UAW covering employees at the Henderson Facility expired in February 1998. The Company was not able to negotiate a mutually acceptable agreement with the UAW. Therefore, a strike occurred at the Henderson Facility on February 20, 1998. The Company is continuing to operate with its salaried employees and contractors. On March 31, 1998, the members of the UAW rejected the Company's final offer for a new contract. Effective as of March 31, 1998, the Company began an indefinite lockout which was prompted by continuing reports to management that some individuals planned to re-enter the plant and harass employees and damage equipment and machinery. Currently, there is, and the Company believes that there will be, no supply disruption to the Company's customer base; however, there can be no assurance to that effect. A supply disruption to the Company's customer base could have a material adverse effect on the Company. See "Risk Factors--Labor Relations."

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative ("SG&A") is comprised of corporate overhead, such as marketing and sales, research and development, finance, human resources, information systems and administrative as well as related professional consulting fees. In an effort to support its growth initiatives, the Company has invested in additional professional and administrative resources, primarily in sales and marketing. These resource additions resulted in increased SG&A for the years ended December 31, 1996 and December 31, 1997.

    Historically, a portion of the Company's administrative functions were provided by Phelps Dodge. The Company was charged for the out-of-pocket costs of services performed by third parties and recorded an allocated portion of the SG&A of Phelps Dodge. As a result of the Recapitalization (and subject to a six-month transition period from the consummation of the Recapitalization), the Company will perform all of its own administrative functions. See "The Recapitalization-Transition Services Agreement." The Company has estimated that the performance of these functions will cost the Company an additional $0.5 million annually. However, there can be no assurance that actual costs will not exceed this estimate. See "Risk Factors--Difficulty in Achieving Growth Strategies" and "Pro Forma Consolidated Condensed Financial Statements."

    EQUITY IN EARNINGS OF AFFILIATES. Equity in earnings of affiliates includes the Company's income from (i) AKW, subsequent to its inception in May 1997, and
(ii) AOT, Inc. ("AOT"), a 50%-owned joint venture with Goodyear Tire and Rubber Company ("Goodyear") to provide Navistar with Wheel/tire assembly services. Income from AKW and AOT is reported on the equity method and represents the Company's share of such joint ventures' net income. In 1997, AOT had less than $7.0 million in net sales. See "Business--Strategic Alliances."

    EBITDA (AS DEFINED). EBITDA (as defined) represents income from operations plus depreciation and amortization plus equity in earnings of affiliates, plus
(i) $7.1 million representing the impact of the strike at the Ontario Facility incurred during the first quarter of 1997 and (ii) $1.0 million of restructuring charges incurred in 1995.

YEAR 2000 COMPLIANCE

    The Company utilizes a significant number of computer software programs and operating systems across its entire organization, including applications used in sales, shipping, financial business systems and various administrative functions. To the extent that the Company's software applications contain source code that is unable to appropriately interpret the upcoming calendar year "2000" and beyond, some level of modification or replacement of such applications will be necessary. The Company is working to identify its applications that are not "Year 2000" compliant and plans to modify or replace such applications, as necessary. The Company also has begun to address whether significant customers and suppliers may have Year 2000 compliance issues which will affect their interaction with the Company. Given information known at this time about the Company's systems that are non-compliant, coupled with the Company's ongoing, normal course-of-business efforts to upgrade or replace critical systems, as necessary, management does not expect Year 2000 compliance costs to have any material adverse impact on the Company. No assurance can be given, however, that all of the Company's systems, and those of significant customers and suppliers, will be Year 2000 compliant or the failure to achieve substantial Year 2000 compliance will not have a material adverse effect on the Company.

RESULTS OF OPERATIONS

    COMPARISON OF FISCAL YEARS 1996 AND 1997

    The following table sets forth certain income statement information of the Company for the fiscal years ended December 31, 1996 and December 31, 1997:

                                              FISCAL 1996                  FISCAL 1997
                                         ----------------------       ----------------------
                                                       (DOLLARS IN THOUSANDS)
Net sales.............................   $ 307,830        100.0%      $ 332,966        100.0%
Gross profit..........................      61,723         20.1          65,994         19.8
Selling, general and administrative...      17,941          5.8          21,316          6.4
Income from operations................      43,782         14.2          44,678         13.4
Equity in earnings of affiliates......         115          0.0           4,384          1.3
Net income............................      26,466          8.6          27,837          8.4
EBITDA (as defined)...................   $  64,023         20.8%(a)   $  76,888         21.8%(a)

------------------------

(a) Represents EBITDA Margin (as defined).

    NET SALES. Net sales increased by $25.2 million, or 8.2%, to $333.0 million in 1997 from $307.8 million in 1996. Net sales in 1997 do not reflect sales of aluminum Wheels subsequent to the commencement of the operations of AKW in May 1997. Excluding net sales of aluminum products, net sales increased by $56.8 million, or 22.1%, to $313.9 million in 1997 from $257.1 million in 1996. The significant increase in steel product net sales resulted from improved Heavy/Medium Truck and Trailer builds driven by high freight demand and the consolidation of ADM sales in November and December. The Company also increased its market share at several major Trailer OEMs.

    GROSS PROFIT. Gross profit increased by $4.3 million, or 6.9%, to $66.0 million in 1997 from $61.7 million in 1996. Gross profit as a percentage of net sales decreased to 19.8% in 1997 from 20.1% in 1996. Excluding the gross profit relating to aluminum products, gross profit increased by $7.0 million, or 12.0%, to $64.9 million in 1997 from $57.9 million in 1996, and gross profit as a percentage of net sales decreased to 20.7% in 1997 from 22.5% in 1996. The Company has historically realized lower margins on sales of aluminum products than on sales of steel products. Production costs increased due to the increase in steel product sales volume and the impact of the strike at the Ontario Facility in the first quarter of 1997. These increases were partially offset by lower manufacturing costs for steel products and additional cost improvements from the Company's Cost Reduction and Productivity Program. Excluding the gross profit relating to aluminum products and the impact of the strike at the Ontario Facility in the first quarter of 1997, gross profit increased by $14.1 million, or 24.3%, and gross profit as a percentage of net sales increased to 22.9% in 1997 from 22.5% in 1996.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A increased by $3.4 million, or 18.8%, to $21.3 million in 1997 from $17.9 million in 1996. As a percentage of net sales, SG&A increased to 6.4% in 1997 from 5.8% in 1996. This increase was due to additional advertising and marketing expenses related to new product initiatives including premium steel, cast aluminum and forged aluminum Wheels. SG&A also included costs related to the formation of AKW and ADM. The increase in SG&A as a percentage of net sales also reflects the reduction in net sales subsequent to May 1997 due to the formation of AKW. Excluding aluminum Wheel net sales, SG&A as a percentage of net sales decreased to 6.8% in 1997 from 7.0% in 1996.

    EQUITY IN EARNINGS OF AFFILIATES. Equity in earnings of affiliates increased by $4.3 million to $4.4 million in 1997 from $.1 million in 1996, primarily due to the Company's interest in the earnings of AKW since May 1997.

    EBITDA (AS DEFINED). EBITDA (as defined) increased by $12.9 million, or 20.1%, to $76.9 million in 1997 from $64.0 million in 1996 due to higher steel sales volumes and increased earnings from aluminum Wheel sales. In determining EBITDA (as defined) in 1997, income from operations has been increased by $7.1 million to reflect the impact of the strike at the Ontario Facility in the first quarter of 1997. EBITDA (as defined) growth was limited by the effect of relatively low volumes in the first quarter of 1997. EBITDA Margin (as defined) increased to 21.8% in 1997 from 20.8% in 1996. On a pro forma basis after giving effect to the acquisition of the interest in AKW, EBITDA Margin (as defined) declined to 22.6% in 1997 from 23.1% in 1996.

    NET INCOME. Net income increased by $1.3 million, or 5.1%, to $27.8 million in 1997 from $26.5 million in 1996 due to the higher pretax earnings which were offset in part by a higher effective tax rate. The provision for income taxes increased by $4.7 million, or 27.0%, to $22.2 million in 1997 from $17.5 million in 1996, primarily due to the effects of higher pretax earnings and a higher effective tax rate.

    COMPARISON OF FISCAL YEARS 1995 AND 1996

    The following table sets forth certain income statement information of the Company for the fiscal years ended December 31, 1995 and December 31, 1996:

                                                                         FISCAL 1995
                                                                    ---------------------       FISCAL 1996
                                                                                           ---------------------
                                                                               (DOLLARS IN THOUSANDS)
Net sales.........................................................  $  357,802     100.0%  $  307,830     100.0%
Gross profit......................................................      64,549       18.0      61,723       20.1
Selling, general and administrative...............................      16,869        4.7      17,941        5.8
Income from operations............................................      47,680       13.3      43,782       14.2
Equity in earnings of affiliates..................................         300        0.1         115        0.0
Net income........................................................      26,592        7.4      26,466        8.6
EBITDA (as defined)...............................................  $   70,101   19.5%(a)  $   64,023   20.8%(a)

------------------------

(a) Represents EBITDA Margin (as defined).

    NET SALES. Net sales decreased by $50.0 million, or 14.0%, to $307.8 million in 1996 from $357.8 million in 1995 due to a 15.0% decrease in steel Wheel net sales as the industry experienced a general decrease in volume. Steel Wheel sales declines were encountered at major customers and included both Heavy/ Medium Truck OEMs and Trailer OEMs. This decrease was partially offset by a 3.0% average price increase that was instituted for steel products in early 1996. Net sales of aluminum products were relatively less affected due to increased penetration of aluminum Wheels.

    GROSS PROFIT. Gross profit decreased by $2.8 million, or 4.4%, to $61.7 million in 1996 from $64.5 million in 1995. This decrease was due primarily to reduced steel product sales volume offset in part by significant benefits derived from the Company's Cost Reduction and Productivity Program instituted in 1994 and improved average pricing. Gross profit as a percentage of net sales increased to 20.1% in 1996 from 18.0% in 1995.

    SELLING, GENERAL AND ADMINISTRATIVE. SG&A increased by $1.1 million, or 6.4%, to $17.9 million in 1996 from $16.9 million in 1995. As a percentage of net sales, SG&A increased to 5.8% in 1996 from 4.7% in 1995. This increase was due to the investment in additional marketing resources to support new product initiatives, including the cost associated with the formation of the Company's Light Wheels Group.

    EBITDA (AS DEFINED). EBITDA (as defined) decreased by $6.1 million, or 8.7%, to $64.0 million in 1996 from $70.1 million in 1995 on significantly lower steel sales volume. EBITDA Margin (as defined) increased to 20.8% in 1996 from 19.5% in 1995. Earnings were bolstered by major reductions in cost as a result of the Cost Reduction and Productivity Program instituted in 1994. In determining EBITDA (as defined) for 1995, income from operations has been increased by certain restructuring charges aggregating approximately $1.0 million.

    NET INCOME. Net income decreased by $0.1 million, or 0.5%, to $26.5 million in 1996 from $26.6 million in 1995 due to lower pretax earnings which were offset in part by a lower effective tax rate. The provision for income taxes decreased $3.3 million, or 15.8%, to $17.5 million in 1996 from $20.7 million in 1995 due to lower pretax earnings and a lower effective tax rate.

LIQUIDITY AND CAPITAL RESOURCES

    HISTORICAL

    Historically, the Company has funded its cash needs with cash generated from operations. Phelps Dodge has made capital contributions to support the Company's major capital expenditures, including the plant modernization and automation and cost reduction programs, and the acquisition of the Company's interests in AKW and ADM. In prior periods, the Company utilized its operating cash flow to support working capital and ongoing capital expenditures, with any excess cash flow distributed to Phelps Dodge.

    Cash flow from operations decreased by $5.5 million, or 12.6%, to $38.2 million in 1997 from $43.7 million in 1996. The decrease in cash flow from operations in 1997 was primarily due to increased sales volume combined with a relatively constant collection rate. Net cash provided by operating activities was $50.0 million in 1995.

    Net cash used in investing activities increased by $37.7 million, or 402%, to $47.1 million in 1997 from $9.4 million in 1996. The Company's investing activities in 1997 included the investment in AKW of approximately $20.8 million and increased capital spending of $14.4 million to $24.0 million in 1997 from $9.6 million in 1996. Capital expenditures in 1997 includes $9.7 million for the Tennessee Facility and $1.7 million for the ADM expansion. Net cash used in investing activities was $6.8 million in 1995.

    Net cash provided by financing activities increased by $47.4 million to $9.9 million in 1997 from $37.5 million net cash used in financing activities in 1996. Net cash used in financing activities was $57.7 million in 1995. The funds in 1997 were provided by Phelps Dodge and through borrowings by ADM and the funds in 1996 and 1995 were provided by the Company to Phelps Dodge. The Company had no borrowings from 1995 through 1996 and had $16.0 million outstanding in borrowings as of December 31, 1997, primarily representing borrowings by ADM.

    AFTER THE RECAPITALIZATION

    The Company's primary sources of liquidity will be cash flow from operations and borrowings under the Revolver. The Company's primary uses of cash will be to fund working capital, capital expenditures and the Company's expansion plans and to service debt.

    The Company incurred substantial indebtedness in connection with the Recapitalization. On a pro forma basis after giving effect to the Recapitalization, the Company would have had $396.0 million of indebtedness outstanding as of December 31, 1997, as compared to historical indebtedness outstanding of $16.0 as of December 31, 1997. In addition, on the same pro forma basis, the Company would have had a stockholders' deficit of $93.9 million as of December 31, 1997, as compared to a historical stockholders' equity of $256.1 million as of December 31, 1997. The Company's significant debt service obligations could, under certain circumstances, have material consequences to securityholders of the Company, including the Holders. See "Risk Factors--Significant Indebtedness."

    Concurrently with the Recapitalization, the Company issued the Private Notes and entered into the Term Loans and the Revolver. The Term Loans are for the aggregate principal amount of $135.0 million. The Revolver will provide revolving loans in an aggregate amount of up to $140.0 million. As of March 31, 1998, the Company had outstanding approximately $29.8 million under the Revolver. The remaining amount available under the Revolver will be available to fund the working capital requirements of the Company, including capital expenditures and expansion plans. To provide additional financing to fund the Recapitalization, the Company received approximately $108.0 million in gross proceeds from the Equity Investment through the sale to Hubcap Acquisition of Common Stock upon completion of the Recapitalization.

    The proceeds of the Private Offering, the Equity Investment and the initial borrowings under the Credit Facility were used to finance the Redemption and to pay fees and expenses of approximately $20.0 million incurred in connection with the Recapitalization, certain of which will be reflected either as an expense or as a component of the cost of the Redemption in the period in which the Recapitalization is completed. The Redemption price of $468.0 million was adjusted for changes in working capital and the difference between actual and projected capital expenditures, in each case through December 31, 1997. The adjustment resulted in a reduction in the Redemption price, and that reduction was used to reduce borrowings under the Revolver. See "Pro Forma Consolidated Condensed Financial Statements."

    Borrowings under the Credit Facility will bear interest at a rate per annum equal (at the Company's option) to a margin over either a base rate or LIBOR. The commitment under the Revolver will decline to $100.0 million on the date that is five years after the Closing, and the final maturity date of the Revolver is the date that is six years after the Closing. The Term Loans are amortized over an 8-year period with nominal amortization required in the first six years (approximately 1.0% per year). The Company's obligations under the Credit Facility are guaranteed by certain of its subsidiaries. The Credit Facility contains customary covenants and events of default, including substantial restrictions on the Company's ability to make dividends or distributions. See "Description of the Credit Facility."

    The Company's capital expenditures (excluding capital expenditures by ADM, if applicable) in fiscal years 1997, 1996 and 1995 totalled $22.3 million, $9.6 million and $7.0 million, respectively. The Company expects its capital expenditures (excluding capital expenditures by ADM) to increase to approximately $35 million in 1998. It is anticipated that these expenditures will fund (i) approximately $10 million to develop the Tennessee Facility, (ii) investments in productivity improvements in 1998 to its steel Wheel business, which the Company estimates will require an investment of approximately $13 million during 1998 and (iii) maintenance expenditures of approximately $10 million in 1998. Investments in productivity improvements are expected to be focused on additional automation, shop floor and engineering systems, and improved coating capabilities. If there is sufficient demand, the Company is contemplating expanding the capacity of the Tennessee Facility in 1999. See "Risk Factors--Difficulty in Achieving Growth Strategies."

    In addition, the Company anticipates that ADM will require capital expenditures of approximately $18 million in 1998 to construct and equip the Monterrey Facility. The Monterrey Facility is expected to be operational in mid-1999 at a total cost through 1999 of approximately $27 million, of which approximately $2 million was spent as of December 31, 1997. The Company is in the process of negotiating a credit facility for ADM and anticipates that it will be negotiated by early May 1998; however, there can be no assurance to that effect. The Company anticipates that such facility will place significant restrictions on the ability of ADM to distribute cash to the Company.

    Management believes that cash flow from operations and availability under the Revolver will provide adequate funds for the Company's foreseeable working capital needs, planned capital expenditures and expansion plans and debt service obligations. Any future acquisitions, joint ventures or other similar transactions will likely require additional capital, and there can be no assurance that any such capital will be available to the Company on acceptable terms or at all. The Company's ability to fund its working capital needs, planned capital expenditures and scheduled debt payments, to implement its expansion plans, to refinance indebtedness and to comply with all of the financial covenants under its debt agreements, depends on its future operating performance and cash flow, which in turn, are subject to prevailing economic conditions and to financial, business and other factors, some of which are beyond the Company's control. See "Risk Factors."

                                    BUSINESS

GENERAL

    Accuride is North America's largest manufacturer and supplier of Wheels for Heavy/Medium Trucks and Trailers. The Company estimates that it has a 68% share in the North American Wheel market segment for Heavy/Medium Trucks and Trailers. The Company offers the broadest product line in the North American Heavy/Medium Wheel industry and is the only North American manufacturer and supplier of both steel and aluminum Heavy/Medium Wheels. For the year ended December 31, 1997, on an unaudited pro forma basis after giving effect to the Recapitalization and the acquisition of the interest in AKW, Accuride's net sales and EBITDA (as defined) would have been $313.9 million and $76.4 million, respectively. See "Prospectus Summary--Summary Pro Forma Consolidated Financial Data."

    The Company sells its Wheels primarily to Heavy/Medium Truck, Trailer and Light Truck OEMs. Major customers include Ford, Freightliner, General Motors, Mack, Navistar and Paccar. For over 10 years, the Company's steel Wheels have been standard equipment at all North American Heavy/ Medium Truck OEMs and at a majority of North American Trailer OEMs. In addition, the Company's steel Wheels are standard equipment at 82 of North America's 100 largest trucking fleets, such as J.B. Hunt, Ryder and Schneider. The Company believes that its leadership position results from its customers and its ability to consistently deliver a broad range of high-quality Wheels cost-effectively.

    By leveraging its customer relationships and leading position in the North American Heavy/Medium Wheel segment, the Company has implemented a number of growth initiatives to strengthen its position in the worldwide Wheel industry. In May 1997, the Company and Kaiser established AKW, a joint venture that manufacturers and supplies aluminum Heavy/Medium Wheels. The 50%-owned AKW joint venture replaced a twenty-five-year buy-and-resell relationship with Kaiser and has significantly improved the Company's ability to meet the growing aluminum Heavy/Medium Wheel needs of its customers. In addition, in order to serve more effectively its customers in Mexico and other Latin American countries, the Company recently established ADM, a 51%-owned venture with IaSa, Mexico's only commercial vehicle Wheel manufacturer. Furthermore, in order to expand its presence in the growing segment for Light Truck Wheels, the Company is developing the Tennessee Facility, which is scheduled to begin production in mid-1998.

    The North American commercial vehicle industry may be divided into three segments: (i) Heavy/ Medium Trucks, (ii) Trailers and (iii) Light Trucks. According to industry sources, new builds in the North American Heavy/Medium Truck and Trailer segments have grown to 640,000 units in 1997 from 455,000 units in 1992. Over that same period, new builds in the North American Light Truck market have grown to 6.9 million units from 4.2 million units. Management believes that the growth in the North American Heavy/Medium Truck and Trailer segments has been driven by the sustained economic growth in North America and shorter fleet trade-in cycles, while the growth in the North American Light Truck market has been driven by the increase in the popularity of sport utility vehicles and pick-up trucks, coupled with sustained economic growth.

COMPETITIVE STRENGTHS

    LEADING MARKET POSITION. The Company is the leading North American manufacturer and supplier of steel and aluminum Wheels to the Heavy/Medium Truck and Trailer segments with a 77% share in the steel Heavy/Medium Wheel segment and a combined 68% share in the steel and aluminum Heavy/ Medium Wheel segment. The Company believes that its market position is due, in large part, to its long-standing customer relationships; broad, high-quality product line; and low-cost manufacturing capabilities.

    LONG-STANDING CUSTOMER RELATIONSHIPS. The Company believes that its long-standing customer relationships provide it with a distinct competitive advantage. The Company has a proven track record of customer service marked by a consistent product supply through multiple manufacturing/distributing locations, short production lead times, 99% on-time delivery and low defect rates. For over 10 years, the Company has been the only Wheel manufacturer whose steel Wheels are standard equipment at all North American Heavy/Medium Truck OEMs. In addition, the Company's steel Wheels are standard equipment at a majority of the North American Trailer OEMs and at 82 of North America's 100 largest trucking fleets.

    BROAD, HIGH-QUALITY PRODUCT LINE. The Company believes that it has the broadest product line in the North American Heavy/Medium Wheel industry. Its products are recognized by the industry and customers for their quality. Accuride is the only North American manufacturer and supplier of both steel and aluminum Heavy/Medium Wheels. In addition, the Company manufactures and supplies single and dual steel Light Truck Wheels. The Company intends to enhance its Light Truck Wheel product line and meet more fully its customers' Wheel needs by establishing the Tennessee Facility, which is scheduled to begin production in mid-1998.

    LOW-COST MANUFACTURING. The Company believes that it is the low-cost North American supplier of steel Heavy/Medium Wheels and that it operates the most modern steel Heavy/Medium Wheel plants in North America. The Company continuously strives to improve productivity, increase quality and lower costs. Since 1991, the Company has invested over $50 million to modernize, upgrade and automate its manufacturing plants. Operating costs have been reduced by approximately $18 million in 1997 compared to 1994, and the Company believes that significant additional savings were achieved in 1997. In addition, Productivity at the Company's two primary manufacturing facilities has improved 38% and Controllable Costs have improved 15%. Management has budgeted approximately $13 million in 1998 for Productivity initiatives and believes that its emphasis on low-cost manufacturing will continue to yield significant operational improvements. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

GROWTH STRATEGIES

    The Company plans to capitalize on its leading position in the North American Wheel industry to broaden its product line further and to expand its business globally by focusing on the following growth strategies:

    EXPAND ALUMINUM SHARE. The Company believes that it can leverage its AKW joint venture to increase its 24% share of the growing aluminum Heavy/Medium Wheel segment and to expand its customer base. Historically, the Company often could not satisfy customer demand for aluminum Heavy/Medium Wheels because of Kaiser's capacity constraints. Since its inception, however, AKW has increased its capacity by over one-third. Despite this recent expansion, AKW continues to operate at or near capacity and is in the process of increasing capacity further to satisfy customer demand.

    INCREASE LIGHT TRUCK WHEEL SHARE. The Company plans to aggressively pursue opportunities in the North American Light Truck Wheel segment by leveraging its existing OEM relationships through the application of technology to create value-added products. The Company, in conjunction with a leading automotive trim supplier, recently introduced the Chrome Tech Wheel, which management believes has the potential to penetrate the Wheel segments for Light Trucks and passenger cars. The Chrome Tech Wheel combines the aesthetics of aluminum with the cost advantages of steel. The Tennessee Facility will begin producing Chrome Tech Wheels for Ford's Expedition, Navigator and F-series trucks in mid-1998.

    EXPAND LATIN AMERICAN POSITION. As OEMs expand their manufacturing operations into Mexico and other Latin American countries, they are looking to their suppliers to support them at a local level. The ADM venture will serve as a platform to supply the growing Latin American assembly operations of many of the Company's top customers, including Ford, Freightliner, General Motors, Navistar, Paccar and Volvo.

    ESTABLISH GLOBAL PRESENCE. Accuride believes that it will be able to build on its long-standing customer relationships and extensive product offering to become a global, single source Wheel manufacturer and supplier. Currently, the Company has the ability to supply its customers from manufacturing locations in the U.S., Canada and Latin America. Management believes that opportunities exist to develop global manufacturing capabilities through joint ventures, alliances and business combinations with leading Wheel manufacturers in Europe, South America and Asia.

INDUSTRY OVERVIEW

    The size of the steel and aluminum commercial vehicle Wheel industry in North America is approximately $1.5 billion. Wheels are produced for (i) Heavy/Medium Trucks, which are over-the-road vehicles designed to carry over 10,000 pounds such as large multi-axle rigs, buses and moving trucks; (ii) Trailers, which includes trailers and chassis; and (iii) Light Trucks, which are vehicles designed to carry under 10,000 pounds such as pick-up trucks, walk-in delivery vans and sport utility vehicles. Wheels produced for Heavy/Medium Trucks and Trailers are larger and heavier dual Wheels. Wheels produced for Light Trucks are smaller and lighter single or dual Wheels.

    The North American commercial vehicle industry may be divided into three segments: (i) by vehicle category--Heavy/Medium Wheels and Light Truck Wheels,
(ii) by production material--steel and aluminum Wheels, and (iii) by vehicle application--dual and single Wheels. The following table sets forth the size of each market segment in 1996.

                     1996 NORTH AMERICAN HEAVY/MEDIUM WHEEL
                         AND LIGHT TRUCK WHEEL SEGMENTS

                                                                           SINGLE
(DOLLARS IN MILLIONS)                                       DUAL WHEELS    WHEELS        TOTAL
                                                            -----------  -----------  -----------
HEAVY/MEDIUM WHEELS
  Steel...................................................   $     217    $  --        $     217
  Aluminum................................................         204       --              204
                                                            -----------  -----------  -----------
    Total Heavy/Medium Wheels.............................         421       --              421
LIGHT TRUCK WHEELS
  Steel...................................................          41          218          259
  Aluminum................................................          10          810          820
                                                            -----------  -----------  -----------
    Total Light Truck Wheels..............................          51        1,028        1,079
                                                            -----------  -----------  -----------
TOTAL.....................................................   $     472    $   1,028    $   1,500
                                                            -----------  -----------  -----------
                                                            -----------  -----------  -----------

    HEAVY/MEDIUM WHEELS AND LIGHT TRUCK WHEELS. Heavy/Medium Wheels range in diameter from 19.5" to 24.5". Purchasers of Heavy/Medium Wheels consist primarily of Heavy/Medium Truck OEMs such as Freightliner, Mack and Navistar, and Heavy/Medium Trailer OEMs such as Great Dane Trailers, Inc. ("Great Dane"), Utility Trailer Manufacturing Company ("Utility") and Wabash, Inc. ("Wabash"). The Heavy/Medium Wheel segment is driven by the volume of Heavy/Medium Truck and Trailer manufacturing, which is tied to macroeconomic trends such as economic growth and fuel prices. In 1996, industry sales of Heavy/Medium Wheels in North America were approximately $421.0 million. According to industry sources, new builds in the North American Heavy/Medium Truck and Trailer markets have grown to 640,000 units in 1997 from 455,000 units in 1992. Management believes that the growth in the North American Heavy/Medium Truck and Trailer markets has been driven by the sustained economic growth in North America and shorter fleet trade-in cycles.

    Light Truck Wheels range in diameter from 14.0" to 19.5". Purchasers of Light Truck Wheels consist primarily of Light Truck OEMs such as Ford and General Motors. The Light Truck Wheel segment is driven by the volume of production of Light Trucks as well as the trend toward the use of larger diameter Light Truck Wheels in smaller Light Trucks such as sport utility vehicles to improve styling and performance. In 1996, industry sales of Light Truck Wheels in North America were approximately $1.1 billion. According to industry sources, new builds in the North American Light Truck market have grown to 6.9 million units in 1997 from 4.2 million units in 1992. Recent growth can be attributed to the increase in the popularity of sport utility vehicles and pick-up trucks, coupled with sustained economic growth.

    STEEL AND ALUMINUM WHEELS. Steel Wheels are more resistant to damage and hold a substantial price advantage over aluminum Wheels. Aluminum Wheels are generally lighter in weight, more readily stylized and approximately four times more expensive than steel Wheels. The growth of aluminum Heavy/Medium

Wheel and Light Truck Wheel sales is driven by the increasing importance of the aesthetic aspect of Wheels, particularly in the Light Truck Wheel segment, and, to a lesser extent, reduced vehicle weight.

    DUAL AND SINGLE WHEELS. Dual Wheels, which carry higher load ratings, are used on Heavy/Medium Trucks, Trailers and Light Trucks. Dual Wheels may be mounted in tandem (i.e., side-by-side, two wheels on each end of an axle) or individually. Single Wheels are used on Light Trucks and passenger cars. The Company is the only producer of both dual and single Light Truck Wheels in North America.

PRODUCTS AND SERVICES

    GENERAL. The Company has the broadest product line in the North American Heavy/Medium Wheel industry. The Company also competes in the Light Truck Wheel segment for larger (with diameters of 16.0" and over) steel Wheels for Light Trucks. The Company offers low-cost steel and aluminum Wheels for Heavy/Medium Trucks and Trailers, heavy-duty Wheels for the construction industry and stylized steel and aluminum Wheels for Light Trucks. Other than through ADM, the Company does not produce smaller Wheels (with diameters under 16.0") or Wheels with diameters in excess of 24.5". ADM produces a wide range of Wheels, from smaller passenger car Wheels and motorcycle Wheels to large agricultural vehicle Wheels with diameters in excess of 24.5".

    The following table shows the size of each segment in 1996 and the Company's market share of each such segment.

                            ACCURIDE'S SHARE OF THE
                     1996 NORTH AMERICAN HEAVY/MEDIUM WHEEL
                         AND LIGHT TRUCK WHEEL SEGMENTS

                                                             DUAL WHEELS          SINGLE WHEELS             TOTAL
                                                         --------------------  --------------------  --------------------
(DOLLARS IN MILLIONS)                                      SIZE       SHARE      SIZE       SHARE      SIZE       SHARE
                                                         ---------  ---------  ---------  ---------  ---------  ---------
HEAVY/MEDIUM WHEELS
  Steel................................................  $     217        77%  $  --         --%     $     217        77%
  Aluminum.............................................        204         24     --         --            204         24

                                                         ---------             ---------             ---------
    Total Heavy/Medium Wheels..........................        421         68     --         --            421         68
LIGHT TRUCK WHEELS
  Steel................................................         41         88        218          8        259         14
  Aluminum.............................................         10     --            810     --            820     --
                                                         ---------             ---------             ---------
    Total Light Truck Wheels...........................         51         69      1,028          1      1,079          2
                                                         ---------             ---------             ---------
TOTAL..................................................  $     472             $   1,028             $   1,500
                                                         ---------             ---------             ---------
                                                         ---------             ---------             ---------

    HEAVY/MEDIUM WHEELS. The Company has a 68% share in the North America Heavy/Medium Wheel segment. The Company has the most extensive line of Heavy/Medium Wheels in the North American Heavy/Medium Wheel industry. The Company's leading share is the result of the Company's emphasis on customer service, consistent product quality and production efficiency. The Company enjoys established relationships with nearly all of the major OEM producers in this segment. The Company's steel Wheels are offered as standard equipment by all major Heavy/Medium Truck OEMs, including Ford, Freightliner, General Motors, Mack, Navistar, Paccar and Volvo. In addition, the Company is the standard steel Wheel supplier to a majority of North American Trailer OEMs, including Dorsey Trailers, Inc., Great Dane, Lufkin Motors, Inc., Manac Coachworks, Monon Corporation, Stoughton Trailers Inc., Trail King Industries Inc., Transcraft Corporation, Utility and Wabash. By providing a full range of high-quality products, the Company has been awarded exclusive contracts with many leading Heavy/Medium Truck OEMs, including Navistar, Paccar and Volvo. These contracts are typically for 3 years, and give assurance of supply and price stability in return for standard sourcing. The Company also provides Navistar with sequenced Wheel and tire assemblies through its AOT joint venture with Goodyear. See "--Strategic Alliances."

    The Company believes that its customers have come to rely on it as a high-quality manufacturer with a broad product line and a dependable supply source. In addition, the Company has leveraged its leading position in the North American steel Heavy/Medium Wheel market to develop a strong and growing presence in aluminum Wheels. With its broad product line, the Company believes it is positioned to meet the expanding demands of the major OEMs.

    LIGHT TRUCK WHEELS. In addition to its market leadership in the Heavy/Medium Wheel segment, the Company has built a strong niche position in the steel Light Truck Wheel market segment. While this segment broadly includes a number of different sizes and types of Wheels, the Company currently competes only in the commercial 16.0" through 19.5" diameter steel Wheel segment. The Company offers a broad line of steel Light Truck Wheels and is the only North American source for both single and dual steel Light Truck Wheels. The Company believes that as OEMs move toward single sourcing, the Company's ability to supply both single and dual Wheels will be a significant competitive advantage. The Company's principal Light Truck Wheel customers are Ford and General Motors. The Company's Light Truck Wheel competitors have traditionally produced smaller diameter (14.0" to 16.0") Light Truck Wheels. The Company believes it has a significant advantage in larger diameter Light Truck Wheels over its competitors, since there are technical and manufacturing prerequisites for producing larger Light Truck Wheels that the Company believes pose significant barriers to its competitors.

    As the trend toward larger-diameter Wheels for passenger cars and Light Trucks continues, the Company is leveraging both its manufacturing competencies and adding capacity to exploit this opportunity. The Company has contracted, on a non-exclusive basis with Lacks, a leading automotive trim supplier, to provide the Chrome Tech Wheel to Ford for use on its Expedition, Navigator and F-series trucks. The Company believes that the technology used in the Chrome Tech Wheel has broader applicability and plans to extend its agreement with Lacks to permit the Company to participate in the segment for Chrome Tech Wheels commencing in 1998. However, there can be no assurance that the Company will be able to enter into an agreement with Lacks with respect to the application of the technology to any particular platform. The Company is developing the Tennessee Facility, which will produce Light Truck Wheels, including the Chrome Tech Wheel, beginning in mid-1998. This facility will cost approximately $19 million, of which the Company had spent approximately $9 million as of December 31, 1997. If there is sufficient demand, the Company has plans to increase the capacity of the Tennessee Facility in 1999. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." In addition, the Company is developing other low-cost, high-quality styled steel Wheel options to expand the steel Wheel segment.

CUSTOMERS

    The Company's customers fall into four general categories: (i) Heavy/Medium Truck OEMs (which represented approximately 52% of the Company's 1997 net sales); (ii) Trailer OEMs (which represented approximately 17% of the Company's 1997 net sales); (iii) Light Truck OEMs (which represented approximately 15% of the Company's 1997 net sales); and (iv) aftermarket distributors and others (which represented approximately 16% of the Company's 1997 net sales). Major customers include Freightliner, Mack, Navistar and Paccar, which are Heavy/Medium Truck OEMs; Great Dane, Utility and Wabash, which are Trailer OEMs; and Ford and General Motors, which are Light Truck OEMs. The Company serves the aftermarket through a broad network of distributors.

    The Company has long-standing relationships with its customers based on its proven track record of customer service, which is marked by a consistent supply of products through multiple manufacturing/ distributing locations, short production lead times, 99% on-time delivery and low defect rates. The Company believes that its customer relationships provide it with a distinct competitive advantage. The Company is the only standard source of Wheels at all North American Heavy/Medium Truck OEMs. In addition, the Company's steel Wheels are currently standard equipment at a majority of North American Trailer OEMs and at 82 of North America's 100 largest trucking fleets.

    The Company's design engineers work closely with its customers to support the vehicle system design. Established contacts with OEM engineers enable the Company to track industry trends, including new features and styles, and to ensure that new products meet changing requirements for new vehicle systems. For example, over the last few years, the Company has responded to and worked with customers to complete significant new development programs in the areas of full-contoured styled steel Wheels, forged aluminum Wheels, cast aluminum Wheels for Heavy/Medium Truck applications in North America, and Wheels for Light Truck applications.

    In the Heavy/Medium Wheel segment, Wheels are designated as standard equipment by the OEM, although other Wheels may be selected by fleet managers as component parts for their fleets. Generally, OEMs will have one standard Wheel manufacturer for any given vehicle model. Because the Company is the only standard Wheel manufacturer at all North American Heavy/Medium Truck OEMs, each Heavy/ Medium Truck produced in North America will have Accuride Wheels unless the end-purchaser of a particular Heavy/Medium Truck (or fleet of Heavy/Medium Trucks) specifically requests a Wheel produced by another company. Light Truck OEMs will ordinarily designate more than one Wheel option as standard for any particular vehicle model and one Wheel supplier to supply each option. Consequently, for any particular vehicle model, more than one supplier may have its Wheels designated as standard equipment. OEMs determine which of the standard Wheels to use on any one vehicle depending on factors such as marketing, consumer preference and cost. In some cases, an OEM will allow an end-consumer to select a Wheel option from the set of Wheels designated as standard. The process of being designated as a standard supplier of a particular Wheel can take more than two years from the time of initial design to first delivery. A potential supplier must first develop a Wheel design based on styling and engineering specifications provided by the OEM. After a comprehensive engineering and feasibility review, the OEM designates a specific supplier for a particular Wheel. The duration of the designation is dependent upon the life cycle of the vehicle model. A supplier that designs, engineers, manufactures and conducts quality control testing is generally referred to as a "Tier I" supplier. The Company is a Tier I supplier for both Ford and General Motors and believes that its early involvement with the engineers from its customers affords it a competitive advantage.

STRATEGIC ALLIANCES

    The Company has implemented a number of growth initiatives to strengthen its position in the worldwide Wheel industry. These initiatives include the Company's (i) AKW joint venture with Kaiser to produce aluminum Wheels, (ii) ADM venture with IaSa to produce steel Wheels in Mexico, and (iii) AOT joint venture with Goodyear to assemble Wheels and tires for Navistar.

    ACCURIDE/KAISER WHEELS. Prior to the formation of AKW, the Company participated in the aluminum Wheel segment through a buy-and-resell agreement with Kaiser. Historically, the Company often could not satisfy customer demand for aluminum Heavy/Medium Wheels because of Kaiser's capacity constraints. In response to the growing demand for its aluminum Wheels and a desire to increase its market share and further its single source capabilities, the Company invested $20.8 million in May 1997 for a 50% interest in AKW. The Company believes it can leverage the recent establishment of AKW to increase its 24% share of the growing aluminum Heavy/Medium Wheel segment and to expand its customer base. Since its inception, AKW has increased its aluminum Heavy/Medium Wheel capacity by over one-third. Despite this recent expansion, AKW continues to operate at or near capacity and is in the process of increasing capacity further to satisfy customer demand. See "Risk Factors--Competition."

    ACCURIDE DE MEXICO. Most of the Company's Heavy/Medium Truck and Light Truck customers either already produce vehicles in Mexico or plan to do so in the near future. These customers have indicated that they will require local sourcing as they expand their operations in Mexico. Historically, the Company supplied OEMs in Mexico from its Henderson Facility and its Ontario Facility. On November 5, 1997, the Company invested $4.9 million for a 51% interest in ADM, a venture with IaSa, Mexico's only commercial vehicle Wheel manufacturer. The Company will use ADM as a platform to supply the growing Latin

American assembly operations of many of its top customers, including Ford, Freightliner, General Motors, Navistar, Paccar and Volvo. The Company believes that the ADM venture will provide a platform for building a position in Latin America. ADM is building a new facility in Monterrey, Mexico, which is scheduled to begin production in mid-1999. Until such time, IaSa has agreed to contract manufacture ADM's Wheel requirements from IaSa's existing Wheel operations. IaSa has entered into a noncompetition agreement with ADM and no longer participates in the Wheel business other than through its interest in ADM. Under the ADM venture agreement, to the extent the Company pursues opportunities in Mexico and other Latin American countries, the Company is required to offer the right of first refusal to ADM. Since the facility will be tooled to make some of the products currently manufactured at the Henderson Facility and the Ontario Facility, the Company will obtain additional operational flexibility by having another manufacturing site.

    ASSEMBLIES ON TIME. The Company and Goodyear formed the AOT joint venture in June 1991 in order to assemble Wheels and tires for Navistar near Navistar's truck assembly operation in Springfield, Ohio. The Company and Goodyear each own 50% of AOT. The Company considers AOT to be a value-added service and is actively considering the expansion of AOT. The Company believes that similar assembly services from OEMs may become more common in the future. See "Properties" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

MANUFACTURING

    CONTINUOUS PRODUCTIVITY IMPROVEMENT. The Company believes that it is the low-cost North American supplier of steel Heavy/Medium Wheels and that it operates the most modern steel Heavy/Medium Wheel plants in North America. The Company has developed and implemented a Cost Reduction and Productivity Program to continuously improve its operations and to modernize, upgrade and automate its manufacturing plants. Since 1991, the Company invested over $50 million to improve its facilities, which included selected use of robotics and other automation, connection of the automated component lines to the assembly lines, and improvement in product quality through upgrading of key processes. The success of this program is reflected in improvements in operating results, cost-reduction, capacity, product quality and plant safety. The Company's Cost Reduction and Productivity Program has contributed to the reduction of operating costs by approximately $18 million in 1997 compared to 1994. The Cost Reduction and Productivity Program also contributed to an increase in the Company's gross profit as a percentage of net sales to 21.8% in 1997 from 17.7% in 1994. The Company has budgeted approximately $13 million in 1998 (in addition to normal maintenance) for continued implementation of these Productivity enhancement programs. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources." Management believes that its emphasis on low-cost manufacturing will continue to yield significant operational improvements. The Monterrey Facility and the Tennessee Facility will be automated, modern facilities designed to help the Company service its customers that are expanding their operations in Mexico and other Latin America countries and to help the Company increase its share of the Light Wheel segment through the manufacture of the Chrome Tech Wheel and other Light Truck Wheels.

    MANUFACTURING PROCESS. The Company's Wheels are made using seven primary manufacturing processes: stamping, spin forming, roll forming, welding, coating/finishing, forging and machining. The Company's steel Wheel products are produced by spin forming or stamping of the disc, roll forming of the rim, welding, and coating and finishing. The Company's forged aluminum Wheels are produced by AKW using forging, heat treating, spinning, machining and polishing processes. The following describes the major processes the Company uses to produce Wheels:

        STAMPING. The Company makes discs for single Light Truck Wheels using stamping, which is the most cost-effective way to produce single steel discs because it requires the lowest cycle time per part of any available process. Stamping allows for thinner gauge steels to be used to reduce weight without sacrificing strength.

        SPIN FORMING. The Company makes discs for dual Wheels by using spin forming, which produces discs with variable wall thicknesses, thus reducing weight and enhancing the strength-to-weight ratio of the Wheel. Spin forming also provides a high-quality product with low raw material usage and waste. The Company believes that it is a leader in this spinning technique due to its years of experience with, and investment in, this technology.

        ROLL FORMING. The Company makes Light and Heavy/Medium steel rims using roll forming (feeding coiled steel through equipment that forms it into a cylinder, welds it, then feeds it through rim rollers to shape the rim). The Company has developed an extensive roll forming expertise in the 40-plus years that it has used this process, and believes that it has one of the industry's highest quality yields for rim rolling.

        COATING/FINISHING. The Company pre-treats all steel Wheels in zinc phosphate, then applies an electro-disposition coating ("E-coat"), which is an acrylic, cathodic, gray or white base coating that provides resistance to corrosion. Subsequently, some customers may choose to have the Company add a topcoat over the E-coat for further protection.

        FORGING. The Company makes Heavy/Medium aluminum Wheels in the AKW joint venture by using forging, in which an aluminum billet is compressed into a basic Wheel shape using high amounts of pressure and energy. Forgings are formed into their final shape using spinning (in the rim area), and by machining the entire contour to create final mounting dimensions and appearance. The Company believes that forging results in structural integrity that is unsurpassed by any other aluminum metalworking process. Forgings can offer decisive cost advantages, especially in high-volume production runs.

SUPPLIER RELATIONSHIPS

    STEEL SUPPLIERS. The Company has secured favorable pricing from a number of different suppliers, by negotiating high-volume contracts with terms ranging from 1 to 3 years. While the Company believes that its supply contracts can be renewed on acceptable terms, there can be no assurance that such agreements can be renewed on such terms or at all. However, the Company believes that it is not dependent on long-term supply contracts for its steel requirements and has alternative sources available to it.

    ALUMINUM SUPPLIERS. Prior to the formation of AKW, the Company participated in the aluminum Wheel market through a twenty-five-year buy-and-resell agreement with Kaiser. The Company now participates in the aluminum Wheel market segment through AKW, which obtains aluminum through various third-party suppliers. The Company believes that aluminum is readily available from a variety of sources. See "Risk Factors--Dependence on Raw Materials."

SALES AND MARKETING

    The Company has built its brand franchise with a targeted sales and marketing effort aimed at Heavy/ Medium Truck OEMs, Trailer OEMs, Light Truck OEMs and independent distributors. The Company actively markets to major end users, including trucking fleets and dealers. The Company positions its sales managers near major customers such as Ford and General Motors in Detroit and Freightliner in Portland. Additional field sales personnel are geographically located throughout North America to service other OEMs, independent distributors and trucking fleets. New emphasis is being placed on targeting end-users as the Company commercializes premium products and expands its aluminum product line. The majority of the Company's core customers source their requirements either on annual contracts or standard sourcing contracts. Light Truck Wheels are typically sourced for the life of the part.

    The Company has appointed independent distributors in every major market area. These distributors are mostly members of the National Wheel and Rim Association and serve aftermarket needs and small OEMs not serviced directly by the Company. The Company ships an average of 75 truckloads of Wheels per day to its customers, and all shipments are made FOB shipping point. As a service to its independent distributors, the Company also provides order consolidation services from its warehouse in Taylor, Michigan.

COMPETITION

    The Company competes on the basis of price, delivery, quality, product line breadth and service. As a large portion of the Company's business consists of sales to Ford, Navistar and Freightliner (representing approximately 19%, 17% and 15% of 1997 sales, respectively), the loss of a significant portion of the Company's sales to any of these OEMs could have a material adverse effect on the Company.

    Due to the breadth of the Company's product line, the Company competes with different companies in different market segments. The Company's principal competitor in the dual steel Heavy/Medium Wheel and single steel Light Truck Wheel segments is Hayes Wheels. Recently, Hayes Wheels has been consolidating the operations of smaller participants in the dual steel Heavy/Medium Wheel segment. In addition, Hayes Wheels has established a significant global presence through its acquisition of European wheel producer Lemmerz. Hayes Wheels is the market leader in the single Light Truck Wheel segment and in the passenger car Wheel segment, which are more diversified segments than the other segments in which the Company competes. The Company has only recently begun to compete in the single Light Truck Wheel segment. In the dual steel Light Truck Wheel segment, the Company's principal competitor is Meritor, which has a 12% share. Meritor and the Company are the only suppliers of steel dual Light Truck Wheels in North America. All of the dual Wheels sold by Meritor in North America are produced in Brazil. In the dual aluminum Heavy/Medium Wheel segment, the Company's principal competitor is Alcoa, which has the leading share in that segment. Alcoa does not produce steel Wheels. See "Risk Factors--Competition."

PROPERTIES

    The Company operates six facilities in North America. The Company owns manufacturing facilities in Henderson, Kentucky and London, Ontario, Canada, leases a distribution warehouse in Michigan and has a sales office in the greater Detroit area. The Company also operates facilities in Ohio and Pennsylvania through its joint ventures with Goodyear and Kaiser, respectively. The Company believes that its plants are adequate and suitable for the manufacturing of products for the markets in which it sells. The Henderson Facility, Ontario Facility and all three joint venture facilities are operating at or near capacity. The Company is in the process of establishing the Monterrey Facility and the Tennessee Facility, which the Company believes will, together with its existing facilities, provide production capacity to meet expected demand for its products. See "--Manufacturing--Continuous Productivity Improvement."

    The Company's manufacturing and research facilities are as follows:

                             SQUARE                                               OWNED/
         LOCATION             FEET                     USE                        LEASED
--------------------------  ---------  ------------------------------------  -----------------
London, Ontario, Canada       439,425  Heavy/Medium Wheels; steel Light      Owned
                                       Truck Wheels
Henderson, Kentucky (a)       364,365  Headquarters; R&D; steel Heavy/       Owned/Leased
                                       Medium Wheels
Taylor, Michigan                7,500  Warehouse                             Leased
Springfield, Ohio (b)         136,000  Wheel and tire assemblies for         Owned
                                       Navistar
Erie, Pennsylvania (c)        126,000  Aluminum Wheels forging               Owned/Leased
Cuyahoga Falls, Ohio (d)      130,500  Aluminum Wheels machining             Owned/Leased
Columbia, Tennessee (e)       340,000  Steel Light Truck Wheels              Owned
Monterrey, Mexico (f)             N/A  Steel Wheels                          N/A

------------------------

(a) The land on which this facility is located is leased pursuant to an industrial revenue financing arrangement. Upon expiration of the arrangement in 1999, the Company has the right to repurchase the land for $1.00.

(b) Owned by AOT, the joint venture with Goodyear. See "--Products and Services--Heavy/Medium Truck Wheels" and "--Strategic Alliances--Assemblies on Time."

(c) The equipment is owned by AKW and the building is leased by AKW from Kaiser. See "--Strategic Alliances-- Accuride/Kaiser Wheels."

(d) The equipment is owned by AKW and the building is leased by AKW from Kaiser. See "--Strategic Alliances-- Accuride/Kaiser Wheels."

(e) The facility is under development and is scheduled to begin production in mid-1998. See "--Products and Services--Light Truck Wheels."

(f) This facility is scheduled to begin production by mid-1999. See "--Strategic Alliances--Accuride de Mexico."

    The address of the Company's principal executive office is 2315 Adams Lane, P.O. Box 40, Henderson, Kentucky 42420 and the Company's phone number is (502) 826-5000.

EMPLOYEES

    As of December 31, 1997, the Company had 1,429 employees. Both the Ontario Facility and the Henderson Facility are currently unionized. Workers in the Ontario Facility are represented by CAW Local #27. The existing contract was implemented in March 1997, following a 53-day strike in which there was no disruption to the customer base. The strike occurred as a result of the CAW's demand for a contract that had similar terms and conditions to the contracts that had been negotiated three months earlier among the CAW and Ford, General Motors and Chrysler. The Company was not willing to agree to many of these terms, which included limitations on existing management rights and significant increases in benefits and wages. Ultimately, the Company achieved a reduction in the CAW's original demands.

    Workers at the Henderson Facility are represented by UAW Local #2036. The Company's current contract with the UAW covering employees at the Henderson Facility expired in February 1998. The Company was not able to negotiate a mutually acceptable agreement with the UAW. Therefore, a strike occurred at the Henderson Facility on February 20, 1998. The Company is continuing to operate with its salaried employees and contractors. On March 31, 1998, the members of the UAW rejected the Company's final offer for a new contract. Effective as of March 31, 1998, the Company began an indefinite lockout which was prompted by continuing reports to management that some individuals planned to re-enter the plant and harass employees and damage equipment and machinery. Currently, there is, and the Company believes that there will be, no supply disruption to the Company's customer base; however, there can be no assurance to that effect. A supply disruption to the Company's customer base could have a material adverse effect on the Company. See "Risk Factors--Labor Relations."

    In addition, the Company's ADM, AKW and AOT ventures have 51, 146 and 61 employees, respectively. The AKW employees at the Erie, Pennsylvania plant are represented by UAW Local #1186 pursuant to a collective bargaining agreement that expires in May 1999.

ENVIRONMENTAL MATTERS

    The Company's operations are subject to various Environmental Laws. Under certain Environmental Laws, a current or previous owner or operator of property may be liable for the costs of removal or remediation of certain hazardous substances or petroleum products on, under or in such property, without regard to whether the owner or operator knew of, or caused, the presence of the contaminants, and regardless of whether the practices that resulted in the contamination were legal at the time they occurred. The presence of, or failure to remediate properly such substances, may adversely affect the ability to sell or rent such property or to borrow using such property as collateral. Persons who generate, arrange for the disposal or treatment of, or dispose of hazardous substances may be liable for the costs of investigation, remediation or removal of such hazardous substances at or from the disposal or treatment facility, regardless of whether such facility is owned or operated by such person. Additionally, the owner of a site may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from a site. Compliance with Environmental Laws, stricter interpretations of or amendments to any such laws, or more vigorous enforcement policies by regulatory agencies with respect to any of them may require material expenditures by the Company. The nature of the Company's current and former operations and the history of industrial uses at its facilities expose the Company to the risk of liabilities or claims with respect to environmental and worker health and safety matters that could have a material adverse effect on the Company. Phelps Dodge has indemnified the Company with respect to environmental liabilities at the Henderson Facility and the Ontario Facility, subject to certain limitations, and Kaiser has indemnified the Company with respect to environmental liabilities at the AKW facilities, subject to certain limitations. See "The Recapitalization."

LEGAL PROCEEDINGS

    The Company does not believe that there are any pending or threatened legal proceedings that, if adversely determined, could have a material adverse effect on the Company.

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    The directors and executive officers of the Company, and their ages as of April 8, 1998, are as follows:

NAME                                         AGE      POSITION
---------------------------------------      ---      ------------------------------------------------------------------

William P. Greubel.....................          46   Director, President and Chief Executive Officer

Birum G. Campbell......................          50   Vice President--Light Wheel Business

Robert J. Fagerlin.....................          51   Vice President and General Manager, Mexico

Elizabeth I. Hamme.....................          47   Vice President--Human Resources and Continuous Improvement

Terrence J. Keating....................          48   Vice President--Operations

John R. Murphy.........................          47   Vice President--Finance and Chief Financial Officer

William D. Noll........................          49   Vice President--Product Development & Technology

Bradford C. Schultz....................          55   Senior Vice President--Sales

Henry L. Taylor........................          43   Vice President--Marketing and International Sales

Henry R. Kravis........................          53   Director

George R. Roberts......................          54   Director

James H. Greene, Jr....................          47   Director

Todd A. Fisher.........................          32   Director

    WILLIAM P. GREUBEL. Mr. Greubel has been a director and the Chief Executive Officer of the Company since January 21, 1998. Mr Greubel has been president of the Company since 1994. He is also a director of AOT, AKW and ADM. Prior to joining the Company, from 1974 to 1994, Mr. Greubel held positions at AlliedSignal Corporation in sales, marketing and operations. His last two positions were Vice President and General Manager for the Environmental Catalysts and Engineering Plastics businesses. Mr. Greubel holds a B.A. in Economics and an M.B.A. from Rutgers University.

    BIRUM G. CAMPBELL. Mr. Campbell joined the Company in his present position in August 1996. Prior to joining the Company, Mr. Campbell spent over 26 years with Hayes Wheels (formerly Kelsey-Hayes) in a variety of functions, including sales account management, materials management, general management aftermarket, strategic and product directors positions and, finally, as Director/Sales and Marketing for its aluminum Wheels business unit. Mr. Campbell holds a B.S. in Industrial Economics from Purdue University.

    ROBERT J. FAGERLIN. Mr. Fagerlin has been with Accuride/Firestone since 1976 and holds the newly created position of General Manager of ADM. Prior to this, he served as Vice President of Business Development. Mr. Fagerlin serves as the Board Chairman of AOT and is designated a board member and President of ADM. Mr. Fagerlin holds a B.S. in Industrial Management from the University of Akron.

    ELIZABETH I. HAMME. Ms. Hamme joined the Company, in her present position in February 1995. Prior to joining the Company, Ms. Hamme served as an independent consultant to the manufacturing and financial services sectors for several years. Ms. Hamme has held positions in the Human Resources Divisions of such companies as FMC Corporation, SunTrust Banks Inc., American Bankers Association and General Motors. Ms. Hamme holds a B.A. in Political Science and an M.A. in Adult Education from the George Washington University.

    TERRENCE J. KEATING. Mr. Keating has been in his current position since December 1996. Mr. Keating has a background as a supplier to major automotive accounts, and Heavy/Medium Truck OEMs, resulting from his operations positions with the Company, Navistar and Schwitzer, Inc. Mr. Keating holds a B.S. in Mechanical Engineering Technology from Purdue University and an M.B.A. in Operations from Indiana University. He is certified by the American Production and Inventory Control Society (APICS) as an inventory management professional.

    JOHN R. MURPHY. Mr. Murphy joined the Company in April, 1998 Prior to joining the Company, Mr. Murphy was the President and Chief Executive Officer of Falconite, Inc., a privately held rental equipment company. From 1994 to 1997, Mr. Murphy was Executive Vice President-Administration, Chief Financial Officer and Corporate Secretary of North American Stainless, Inc. Mr. Murphy also held the position of Vice President of Finance and Strategic Planning for Armco Advanced Materials Company, a stainless and electrical specialty steel manufacturing company. Mr. Murphy holds a B.S. in Accounting from the Pennsylvania State University and an M.B.A. from the University of Colorado.

    WILLIAM D. NOLL. Mr. Noll joined the Company in 1971. He worked as a design engineer in product development and was subsequently promoted to Manager, Product Engineering, in 1979. In 1983, Mr. Noll became Manager/Product Quality. In 1991, Mr. Noll was promoted to his current position. He is currently a member and company representative for SAE on the Truck/Bus Council, a member and company representative for The Maintenance Council of the American Trucking Association, a member and past president of the Tire and Rim Association, the ISO Representative for the United States for Truck Wheels and a member of ASME. Mr. Noll holds a B.S. in Mechanical Engineering from the University of Detroit and an M.B.A. and a M.S. in Engineering Management, both from the University of Evansville.

    BRADFORD C. SCHULTZ. Mr. Schultz joined Firestone Tire and Rubber Company (the prior owner of the Company) in 1964 as a college class trainee. He assumed his current position in 1991. Mr. Schultz is also a director of AOT and serves as the Company's representative for the Truck Trailer Manufacturers Association. Mr. Schultz holds a B.A. from Muskingum College, New Concord, Ohio.

    HENRY L. TAYLOR. Mr. Taylor joined the Company, in his present position, in April 1996. From 1988 to 1996, he worked at Rockwell Automotive, in product management, marketing, international business and business development. From 1980 to 1988, Mr. Taylor was employed by AlliedSignal's Bendix Heavy Vehicle Systems Group, where he held positions in operations management, field sales, product management and business development. Mr. Taylor holds a B.S. in Marketing and Management from the University of Nevada, Reno ("UNR") and has completed graduate courses in business at UNR, St. Louis University and Case Western University.

    HENRY R. KRAVIS. Mr. Kravis is a director of the Company. He is a managing member of KKR & Co., L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, The Gillette Company, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Newsquest Capital plc, Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., RELTEC Corporation, Safeway Inc., Sotheby's Holdings Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

    GEORGE R. ROBERTS. Mr. Roberts is a director of the Company. He is a managing member of KKR & Co., L.L.C., the limited liability company which serves as the general partner of KKR. He is also a director of Amphenol Corporation, Borden, Inc., Bruno's, Inc., Evenflo & Spalding Holdings Corporation, IDEX Corporation, KinderCare Learning Centers, Inc., KSL Recreation Group, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., PRIMEDIA, Inc., Randall's Food Markets, Inc., RELTEC Corporation Safeway Inc., Union Texas Petroleum Holdings, Inc. and World Color Press, Inc.

    Messrs. Kravis and Roberts are first cousins.

    JAMES H. GREENE, JR. Mr. Greene is a director of the Company. He is a member of KKR & Co., L.L.C., the limited liability company which serves as the general partner to KKR. He is also a director of Bruno's, Inc., Owens-Illinois, Inc., Owens-Illinois Group, Inc., Randall's Food Markets, Inc., RELTEC Corporation Safeway Inc., and Union Texas Petroleum Holdings, Inc.

    TODD A. FISHER. Mr. Fisher is a director of the Company. He has been an executive of KKR since 1993. From July 1992 to June 1993, Mr. Fisher was an associate at Goldman, Sachs & Co. Mr. Fisher serves as a director of Layne Christensen Company.

EXECUTIVE COMPENSATION

    The following table sets forth information with respect to the compensation paid by the Company for services rendered during the year ended December 31, 1997 to the Chief Executive Officer and to each of the four other most highly compensated executive officers of the Company (the "Named Executive Officers").

                           SUMMARY COMPENSATION TABLE

                                                                                              LONG-TERM COMPENSATION
                                                                                  -----------------------------------------------
                                                    ANNUAL COMPENSATION                        AWARDS
                                            ------------------------------------  --------------------------------
                                                                        (A)             (B)          SECURITIES        PAYOUTS
                                                                   OTHER ANNUAL     RESTRICTED       UNDERLYING     -------------
NAME AND PRINCIPAL POSITION                   SALARY      BONUS    COMPENSATION   STOCK AWARD(S)    OPTIONS/ SARS   LTIP PAYOUTS
------------------------------------------  ----------  ---------  -------------  ---------------  ---------------  -------------
William P. Greubel
  (President).............................  $  200,000  $  78,900    $  38,222          --               --              --
Bradford C. Schultz
  (Senior Vice President, Sales)..........     144,900     41,900        7,899          --               --              --
Terrence Keating
  (Vice President, Operations)............     135,000     12,701        1,339          --               --              --
William D. Noll
  (Vice President, Product Development and
  Technology).............................     117,300     35,300          815          --               --              --
J. Greg Szabo (d)
  (Vice President, Finance and Chief
  Financial Officer)......................      97,620     --              744          --               --              --


                                                 (C)
                                              ALL OTHER
NAME AND PRINCIPAL POSITION                 COMPENSATION
------------------------------------------  -------------
William P. Greubel
  (President).............................    $  24,434
Bradford C. Schultz
  (Senior Vice President, Sales)..........       16,194
Terrence Keating
  (Vice President, Operations)............       22,793
William D. Noll
  (Vice President, Product Development and
  Technology).............................       13,907
J. Greg Szabo (d)
  (Vice President, Finance and Chief
  Financial Officer)......................       36,338

------------------------

(a) Compensation may include medical reimbursements, restricted stock dividends, safety awards, financial planning service fees, spousal travel, imputed income, and gross-ups on financial planning, and qualified and non-qualified plan vested liabilities.

(b) Consists of awards of common stock of Phelps Dodge. No restricted stock grants were made during 1997. As of December 22, 1997, Mr. Greubel held 5,000 shares of Phelps Dodge restricted stock valued at $305,469. Dividends are payable on a quarterly basis. The reported value is based on the market value of unrestricted shares of Phelps Dodge's stock, as of December 22, 1997, and as such does not reflect any discount attributable to the restrictions on transferability and risk of forfeiture inherent in the restricted stock.

(c) Compensation may include relocation, vacation sold, and contributions made by Phelps Dodge to the employees' qualified or non-qualified savings plan (company match and/or profit sharing), or the Executive Life Insurance Plan--which provides employees with a bonus to pay for a universal life insurance policy that is fully owned by the employee.

(d) Mr. Szabo became employed by the Company on February 25, 1997. His annualized salary from January 1, 1997 would have been $115,020. Effective as of April 8, 1998, Mr. Szabo has resigned as the Company's Vice President-Finance and Chief Financial Officer. John R. Murphy has been elected by the Company's Board of Directors as the new Vice
    President-Finance and Chief Financial Officer.

    The following table sets forth certain information concerning the number of options to purchase Phelps Dodge common shares held by the Named Executive Officers as of December 31, 1997, and the value of in-the-money options outstanding as of such date.

              AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR
                     AND FISCAL YEAR-END OPTION/SAR VALUES

                                                                        NUMBER OF SECURITIES          VALUE OF UNEXERCISED
                                                                       UNDERLYING UNEXERCISED             IN-THE-MONEY
                                      NUMBER OF                        OPTIONS/SARS AT FISCAL        OPTIONS/SARS AT FISCAL
                                       SHARES                                 YEAR-END                      YEAR-END
                                     ACQUIRED ON         (A)         --------------------------  ------------------------------
NAME                                  EXERCISE      VALUE REALIZED   EXERCISABLE  UNEXERCISABLE  EXERCISABLE    UNEXERCISABLE
----------------------------------  -------------  ----------------  -----------  -------------  -----------  -----------------
William P. Greubel................       14,066       $  187,922         13,600        13,134     $  14,378       $       0
Bradford C. Schultz...............       --               --             19,133         4,167       163,376               0
Terrence Keating..................       --               --              1,166         2,334             0               0
William D. Noll...................       --               --             13,400         3,934        77,925               0
J. Greg Szabo.....................       --               --             --            --            --              --

------------------------

(a) The value was based on the high and low stock price of Phelps Dodge common shares on the Consolidated Trading Tape on the date of exercise.

                               PENSION PLAN TABLE

                                                                     YEARS OF SERVICE
                AVERAGE                   ----------------------------------------------------------------------
              COMPENSATION                    15          20          25          30          35          40
----------------------------------------  ----------  ----------  ----------  ----------  ----------  ----------
$125,000................................  $   31,552  $   42,070  $   52,587  $   63,104  $   73,622  $   81,747
 150,000................................      38,302      51,070      63,837      76,604      89,372      99,122
 175,000................................      45,052      60,070      75,087      90,104     105,122     116,497
 200,000................................      51,802      69,070      86,337     103,604     120,872     133,872
 225,000................................      58,552      78,070      97,587     117,104     136,622     151,247
 250,000................................      65,302      87,070     108,837     130,604     152,372     168,622
 300,000................................      78,802     105,070     131,337     157,604     183,872     203,372
 400,000................................     105,802     141,070     176,337     211,604     246,872     272,872
 450,000................................     119,302     159,070     198,837     238,604     278,372     307,622
 500,000................................     132,802     177,070     221,337     265,604     309,872     342,372

    The above table details estimated annual benefits for Accuride salaried employees retiring December 31, 1997 at age 65. Benefits include benefits payable from a predecessor plan.

    The Phelps Dodge Corporation Retirement Plan for salaried employees (the "Retirement Plan") provides a member upon retirement at age 65 with a pension for life with five years of payments guaranteed. Under the Retirement Plan, average compensation means the monthly average of a participant's compensation for the period on and after January 1, 1985. For plan years prior to November 1, 1987, compensation excluded bonus payments. Beginning November 1, 1987, the plan was amended to include bonus payments up to a maximum amount of 4.5% of base salary. For plan years beginning on or after November 1, 1988, total compensation includes the full bonus amount.

    Benefit service includes all periods of employment with Phelps Dodge. Benefits under the Retirement Plan are subject to certain limitations under the Internal Revenue Code of 1986, as amended, and to the extent the result of such limitations would be a benefit less than would otherwise be paid under such Plan, the difference is provided under the supplementary retirement provisions of the Phelps Dodge Corporation Supplemental Retirement Plan (the "Supplemental Plan"). The formula for determining benefits payable under the Retirement Plan is based on covered compensation for an employee reaching age 65 in 1997.

    The expected credited years of benefit service at normal retirement for the President and each of the four other most highly compensated executive officers as of December 31, 1997 are as follows: Mr. Greubel, 22 years; Mr. Schultz, 35 years; Mr. Keating, 18 years, Mr. Szabo, 28 years; and Mr. Noll, 40 years. The years of service are based on normal retirement for all executive officers under the Retirement Plan and the applicable provisions of the Supplemental Plan.

1998 STOCK PURCHASE AND OPTION PLAN

    After the Closing, the Company adopted the 1998 Stock Purchase and Option Plan for Key Employees of Accuride Corporation and Subsidiaries (the "1998 Plan").

    The 1998 Plan provides for the issuance of shares of authorized but unissued or reacquired shares of Common Stock, subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1998 Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The 1998 Plan permits the issuance of Common Stock (the "1998 Plan Purchase Stock") and the grant of Non-Qualified Stock Options (the "1998 Plan Options") to purchase shares of Common Stock (the issuance of 1998 Plan Purchase Stock and the grant of 1998 Plan Options pursuant to the 1998 Plan being a "1998 Plan Grant"). Unless sooner terminated by the Company's Board of Directors, the 1998 Plan will expire ten years after adoption. Such termination will not affect the validity of any 1998 Plan Grant outstanding on the date of the termination.

    The Compensation Committee of the Board of Directors will administer the 1998 Plan, including, without limitation, the determination of the employees to whom 1998 Plan Grants will be made, the number of shares of Common Stock subject to each 1998 Plan Grant, and the various terms of 1998 Plan Grants. The Compensation Committee of the Board of Directors may from time to time amend the terms of any 1998 Plan Grant, but, except for adjustments made upon a change in the Common Stock by reason of a stock split, spin-off, stock dividend, stock combination or reclassification, recapitalization, reorganization, consolidation, change of control, or similar event, such action shall not adversely affect the rights of any participant under the 1998 Plan with respect to the 1998 Plan Purchase Stock and the 1998 Plan Options without such participant's consent. The Board of Directors retain the right to amend, suspend or terminate the 1998 Plan.

SEVERANCE AGREEMENTS

    After the Closing, the Company entered into severance agreements with senior management employees, including the Named Executive Officers, pursuant to which in the event of any such employee's termination "without cause" or "for good reason" (as defined therein) the Company will pay such employee one year's base salary less any other severance payments to which the employee is entitled from the Company and less any payments received by the employee from Phelps Dodge in the nature of severance or bonus payments.

EMPLOYEE EQUITY ARRANGEMENTS

    After the Closing and pursuant to the 1998 Plan, the Company sold 1998 Plan Purchase Stock and issued 1998 Plan Options to selected employees, including the Named Executive Officers (excluding Mr. Szabo), which will represent, in the aggregate, approximately 10% of the fully diluted Common Stock (of which the Named Executive Officers will hold approximately 37%). In connection with such arrangements, the Company and each such employee entered into an Employee Stockholders' Agreement and a Stock Option Agreement. The Employee Stockholders' Agreement (i) places restrictions on each such employee's ability to transfer shares of 1998 Plan Purchase Stock and Common Stock acquired upon exercise of the 1998 Plan Options, including a right of first refusal in favor of the Company, (ii) provides each such employee the right to participate pro rata in certain sales of Common Stock by Hubcap Acquisition or its affiliates and (iii) provides Hubcap Acquisition and its affiliates the right to require each such employee to participate pro rata in certain sales of Common Stock by Hubcap Acquisition or its affiliates. The Stockholders' Agreement also grants (subsequent to an initial public offering of the Common Stock) piggyback registration rights to each such employee pursuant to the Hubcap Registration Rights Agreement. In addition, the Employee Stockholders' Agreement gives the Company the right to purchase shares and options held by each such employee upon termination of employment for any reason and permits each such employee to sell stock and options in the event of death, disability or retirement after turning 65 years of age.

COMPENSATION COMMITTEE

    Messrs. Greene and Fisher, with Mr. Greene as Chairman, are all of the members of the compensation committee of the Board of Directors of the Company. See "Certain Relationships and Related Transactions."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

    As of March 31, 1998, KKR 1996 GP L.L.C. beneficially owns approximately 87% of the Company's outstanding shares of Common Stock. See "Principal Stockholders." The managing members of KKR 1996 GP L.L.C. are Messrs. Henry R. Kravis and George R. Roberts and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton
S. Robbins, Edward A. Gihuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Greene are also directors of the Company, as is Todd A. Fisher, who is an executive of KKR & Co., L.L.C. Each of the members of KKR 1996 GP L.L.C. is also a member of KKR & Co., L.L.C, which serves as the general partner of KKR.

    KKR, an affiliate of Hubcap Acquisition, received a fee of $6.0 million in cash for negotiating the Recapitalization and arranging the financing therefor, plus the reimbursement of its expenses in connection therewith, and from time to time in the future, KKR may receive customary investment banking fees for services rendered to the Company in connection with divestitures, acquisitions, and certain other transactions. In addition, KKR has agreed to render management, consulting and financial services to the Company for an annual fee of $0.6 million. See "Management--Directors and Executive Officers" and "Principal Stockholders."

    Hubcap Acquisition has the right, under certain circumstances and subject to certain conditions, to require the Company to register under the Securities Act shares of Common Stock held by it pursuant to the Hubcap Registration Rights Agreement and the Stockholders Agreement. Such registration rights are generally available to Hubcap Acquisition until registration under the Securities Act is no longer required to enable it to resell the Common Stock owned by it. The Hubcap Registration Rights Agreement provides, among other things, that the Company will pay all expenses in connection with the first six demand registrations requested by Hubcap Acquisition and in connection with any registration commenced by the Company as primary offering in which Hubcap Acquisition participates through piggyback registration rights granted under such agreement. Hubcap Acquisition's exercise of its registration rights under the Hubcap Registration Rights Agreement is subject to the Tag Along and the Drag Along rights of Phelps Dodge provided for in the Stockholders Agreement. See "The Recapitalization--Other Agreements."

                             PRINCIPAL STOCKHOLDERS

    The following table sets forth the ownership of the Common Stock as of March 31, 1998 by each person known to be the owner of 5% or more of the Common Stock, by each person who is a director or Named Executive Officer of the Company and by all directors and executive officers of the Company as a group.

                                                                                            COMMON STOCK BENEFICIALLY
                                                                                                      OWNED
                                                                                            --------------------------
NAME AND ADDRESS                                                                            SHARES (A)    PERCENT (A)
------------------------------------------------------------------------------------------  -----------  -------------
KKR 1996 GP L.L.C. (b)
c/o Kohlberg Kravis Roberts & Co. L.P.
9 West 57th Street
New York, New York 10019..................................................................      21,600          87.5%
  Henry R. Kravis (b).....................................................................          --            --
  George R. Roberts (b)...................................................................          --            --
  James H. Greene, Jr. (b)................................................................          --            --

Phelps Dodge Corporation
2600 North Central Avenue
Phoenix, Arizona 85004....................................................................       2,400           9.7%
William P. Greubel........................................................................         150             *
Terrence J. Keating.......................................................................          40             *
William D. Noll...........................................................................          40             *
Bradford C. Schultz.......................................................................          40             *
J. Greg Szabo.............................................................................          --            --
Todd A. Fisher (b)........................................................................          --            --
    All executive officers and directors as a group.......................................         490           2.0%

------------------------

*   Less than one percent.

(a) The amounts and percentage of Common Stock beneficially owned are reported on the basis of regulations of the Commission governing the determination of beneficial ownership of securities. Under the rules of the Commission, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed a beneficial owner of the same securities and a person may be deemed to be a beneficial owner of securities as to which he has no economic interest. The percentage of class outstanding is based on 24,672 shares of Common Stock outstanding as of March 31, 1998. The Company effected a 240 to 1 stock split immediately after the Closing.

(b) Shares of Common Stock shown as beneficially owned by KKR 1996 GP L.L.C. are held by Hubcap Acquisition. KKR 1996 GP L.L.C. is the sole general partner of KKR Associates 1996 L.P., which is the sole general partner of KKR 1996 Fund L.P. KKR 1996 Fund L.P. is one of two members of Hubcap Acquisition and owns more than a 95% equity interest in Hubcap Acquisition. KKR 1996 GP L.L.C. is a limited liability company, the managing members of which are Messrs. Henry R. Kravis and George R. Roberts, and the other members of which are Messrs. Paul E. Raether, Michael W. Michelson, James H. Greene, Jr., Michael T. Tokarz, Clifton S. Robbins, Edward A. Gihuly, Perry Golkin, Scott M. Stuart and Robert I. MacDonnell. Messrs. Kravis, Roberts and Greene are directors of the Company. Each of such individuals may be deemed to share beneficial ownership of any shares beneficially owned by KKR 1996 GP L.L.C. Each of such individuals disclaims beneficial ownership. Mr. Todd A. Fisher is a director of the Company and is also an executive of KKR and a limited partner of KKR Associates 1996 L.P. Mr. Fisher disclaims that he is the beneficial owner of any shares beneficially owned by KKR Associates 1996 L.P.

                       DESCRIPTION OF THE CREDIT FACILITY

    The Credit Facility was provided by a syndicate of banks and other financial institutions (the "Lenders") led by Citicorp USA, Inc., as administrative agent (the "Administrative Agent"), Citicorp Securities, Inc., as arranger, Bankers Trust Company, as syndication agent, and Wells Fargo Bank, as documentation agent. The Credit Facility provides for Term Loans of $135.0 million and the $140.0 million Revolver. The Revolver includes a borrowing capacity of up to $20.0 million for letters of credit, and up to $10.0 million for short-term borrowings. The Term Loans are comprised of a $60.0 million loan that will mature on January 21, 2005 ("Tranche A") and a $75.0 million loan that will mature on January 21, 2006 ("Tranche B"). The Company's Canadian subsidiary is the borrower under Tranche A, and the Company has guaranteed the repayment of such borrowing under Tranche A and all other obligations of such Canadian subsidiary under the Credit Facility. The Term Loans provide for nominal annual amortization (approximately 1% per year). The commitment under the Revolver will decline to $100.0 million on January 21, 2003 and final maturity of loans under the Revolver will be January 21, 2004.

    The interest rate under the Term Loans fluctuates based on leverage and initially is expected to be, at the option of the Company, Eurodollar Rate (as defined in the Credit Facility) plus 2.125% to 2.25% or Base Rate (as defined in the Credit Facility) plus 1.125% to 1.25%. The interest rate under the Revolver fluctuates based on leverage and initially is expected to be, at the option of the Company, the Eurodollar Rate plus 2.0% or the Base Rate plus 1.0%. The Company may elect interest periods of 1, 2, 3, 6 and, if available, 9 or 12 months for Eurodollar Rate borrowings. The Credit Facility defines "Base Rate" as the highest of Citibank's base rate, the Federal Funds Rate plus 0.50% and the CD Rate plus 0.50%. The Eurodollar Rate and the CD Rate will at all times include statutory reserves (and, in the case of the CD Rate, FDIC assessment rates).

    The Company will pay a commitment fee at a rate of which will fluctuate based on leverage and initially will equal 0.425% per annum on the undrawn portion of the commitments in respect of the Credit Facility, commencing to accrue with respect to each Lender's commitment upon the acceptance by the Company of such Lenders' commitment, paid initially at Closing and quarterly in arrears after the Closing.

    The Company will pay a letter of credit fee equal to a rate per annum equal to the margin for Eurodollar Rate loans under the Revolver, less 0.125% on the aggregate face amount of outstanding letters of credit under the Revolver, payable in arrears quarterly and upon the termination of the Revolver. In addition, the Company shall pay to the Fronting Bank (as defined in the Credit Facility), for its own account, (a) a fronting fee of 0.125% per annum on the aggregate face amount of outstanding letters of credit, payable in arrears at the end of each quarter or upon the termination of the Revolver, and (b) customary issuance, amendment and administration fees.

    The Credit Facility contains provisions under which commitment fees and interest rates will be adjusted in increments based on the ratio (the "Leverage Ratio") of consolidated total debt to consolidated adjusted EBITDA in effect from time to time. For purposes of this summary, the term "EBITDA" is as defined in the Credit Facility.

    The Term Loans are subject to mandatory prepayment with (a) 100% of the net cash proceeds of certain non-ordinary course asset sales or other dispositions of property by the Company and its subsidiaries, except to the extent that such proceeds are reinvested in the business of the Company and its subsidiaries (subject to the line of business covenant) within a specified time period and subject to certain other exceptions, and (b) 50% of excess cash flow (as defined in the Credit Facility), if the Leverage Ratio exceeds 4.0:1, subject to the right of each Lender of Term Loans to waive the mandatory prepayment as to itself, in which case 50% of the waived prepayment will be applied as a permanent reduction of the Revolver. Voluntary prepayments and Revolver commitment reductions will be permitted in whole or in part at the option of the Company, in minimum principal amounts, without premium or penalty, subject to reimbursement of certain of the Lenders' costs under certain conditions.

    The Company's obligations under the Credit Facility are secured by a perfected first priority pledge of and security interest in all the common stock of each existing and subsequently acquired direct domestic subsidiary of the Company and each direct foreign subsidiary that is not a corporation, and 66% of the common stock of each existing and subsequently acquired direct foreign subsidiary that is a corporation (except that, as security for the payment of the Tranche A loan the Company will pledge and grant a security interest in the remaining 34% of the common stock of the Company's Canadian subsidiary) and, in certain circumstances, non-cash consideration received for certain sales of assets, in each case subject to certain exceptions. In addition, indebtedness under the Credit Facility are guaranteed by each existing, and will be guaranteed by subsequently acquired, domestic subsidiary of the Company, subject to certain exceptions. See "Risk Factors--Subordination" and "--Encumbrances on Assets to Secure Credit Facility" and "Description of the Notes--Subordination."

    The Credit Facility contains customary covenants and restrictions on the Company's ability to, among other things, incur debt, grant liens, merge with other persons, sell assets, pay dividends, make investments, prepay or redeem the Notes, or incur capital expenditures. In addition, the Credit Facility provides that the Company must meet or exceed ratios of consolidated EBITDA to consolidated interest expense and consolidated EBITDA to consolidated fixed charges (consisting of consolidated interest expense, capital expenditures funded out of operations or borrowings under the Revolver and principal payments on long-term indebtedness) and must not exceed a ratio of consolidated total debt to consolidated EBITDA.

    The Credit Facility includes customary events of default.

                            DESCRIPTION OF THE NOTES

GENERAL

    The Private Notes were issued pursuant to the Indenture (the "INDENTURE") between the Company and U.S. Trust Company of California, N.A., as trustee (the "TRUSTEE"). The Indenture is limited in aggregate principal amount to $300.0 million, of which $200.0 million were issued as Private Notes. Additional notes may be issued in one or more series from time to time, subject to the limitations set forth under "Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock," which may vote as a class with the Notes. The Indenture is subject to and governed by the Trust Indenture Act of 1939, as amended (the "TRUST INDENTURE ACT"). The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The following summary of the material provisions of the Indenture does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "--Certain Definitions." For purposes of this summary, the term "Company" refers only to Accuride Corporation and not to any of its Subsidiaries.

    The Notes will be general unsecured obligations of the Company and will be subordinated in right of payment to all existing and future Senior Indebtedness of the Company. As of December 31, 1997, on a pro forma basis giving effect to Recapitalization, the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $196.0 million ($60.0 million of which represents a guarantee of amounts borrowed directly by the Company's Canadian subsidiary under the Credit Facility). The Indenture permits the incurrence of additional Senior Indebtedness in the future. See "Risk Factors-- Significant Indebtedness."

    Operations of the Company are conducted primarily through its Subsidiaries and joint ventures and, therefore, the Company is dependent upon the cash flow of its Subsidiaries to meet its obligations, including its obligations under the Notes. The Notes will be effectively subordinated to all Indebtedness and other liabilities and commitments (including trade payables and lease obligations) of the Company's Subsidiaries and joint ventures. Any right of the Company to receive assets of any of its Subsidiaries or joint ventures upon the latter's liquidation or reorganization (and the consequent right of the Holders to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's or joint venture's creditors, except to the extent that the Company is itself recognized as a creditor of such Subsidiary or joint venture, in which case the claims of the Company still would be subordinate to any security in the assets of such Subsidiary or joint venture and any indebtedness of such Subsidiary or joint venture senior to that held by the Company. As of December 31, 1997, the Company's Subsidiaries would have had approximately $53.2 million of liabilities, excluding obligations under the Credit Facility outstanding, after giving pro forma effect to the Recapitalization. See "Risk Factors--Adverse Consequences of Holding Company Structure" and "--Subordination."

    As of the Issuance Date, all of the Company's Subsidiaries will be Restricted Subsidiaries. However, under certain circumstances, the Company will be able to designate current or future Subsidiaries as Unrestricted Subsidiaries. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

SUBORDINATION

    The payment of the Subordinated Note Obligations will be subordinated in right of payment, as set forth in the Indenture, to the prior payment in full in cash equivalents of all Senior Indebtedness, whether outstanding on the date of the Indenture or thereafter incurred. Upon any distribution to creditors of the Company in a liquidation or dissolution of the Company or in a bankruptcy, reorganization, insolvency, receivership or similar proceeding relating to the Company or its property, an assignment for the benefit of creditors or any marshalling of the Company's assets and liabilities, the holders of Senior Indebtedness will be entitled to receive payment in full in cash or cash equivalents of such Senior Indebtedness and all outstanding Letter of Credit Obligaitons shall be fully cash collateralized before the Holders will be entitled to receive any payment with respect to the Subordinated Note Obligations, and until all Senior Indebtedness is paid in full in cash equivalents, any distribution to which the Holders would be entitled shall be made to the holders of Senior Indebtedness (except that Holders may receive (i) shares of stock and any debt securities that are subordinated at least to the same extent as the Notes to (a) Senior Indebtedness and (b) any securities issued in exchange for Senior Indebtedness and (ii) payments made from the trusts described under "--Legal Defeasance and Covenant Defeasance").

    The Company also may not make any payment upon or in respect of the Subordinated Note Obligations (except in such subordinated securities or from the trust described under "--Legal Defeasance and Covenant Defeasance") if (i) a default in the payment of the principal of, premium, if any, or interest on, or of unreimbursed amounts under drawn letters of credit or in respect of bankers' acceptances or fees relating to letters of credit or bankers' acceptances constituting, Senior Indebtedness occurs and is continuing beyond any applicable period of grace (a "PAYMENT DEFAULT") or (ii) any other default occurs and is continuing with respect to Designated Senior Indebtedness that permits holders of the Designated Senior Indebtedness as to which such default relates to accelerate its maturity (a "NON-PAYMENT DEFAULT") and the Trustee receives a notice of such default (a "PAYMENT BLOCKAGE NOTICE") from a representative of holders of such Designated Senior Indebtedness. Payments on the Notes, including any missed payments, may and shall be resumed (a) in the case of a payment default, upon the date on which such default is cured or waived or shall have ceased to exist or such Senior Indebtedness shall have been discharged or paid in full in cash or cash equivalents and all outstanding Letter of Credit Obligations shall be fully cash collateralized and (b) in case of a nonpayment default, the earlier of (x) the date on which such nonpayment default is cured or waived, (y) 179 days after the date on which the applicable Payment Blockage Notice is received (each such period, the "PAYMENT BLOCKAGE PERIOD") or (z) the date such Payment Blockage Period shall be terminated by written notice to the Trustee from the requisite holders of such Designated Senior Indebtedness necessary to terminate such period or from their representative. No new period of payment blockage may be commenced unless and until 365 days have elapsed since the effectiveness of the immediately preceding Payment Blockage Notice. However, if any Payment Blockage Notice within such 365-day period is given by or on behalf of any holders of Designated Senior Indebtedness (other than the agent under the Senior Credit Facilities), the agent under the Senior Credit Facilities may give another Payment Blockage Notice within such period. In no event, however, may the total number of days during which any Payment Blockage Period or Periods is in effect exceed 179 days in the aggregate during any 365 consecutive day period. No nonpayment default that existed or was continuing on the date of delivery of any Payment Blockage Notice to the Trustee shall be, or be made, the basis for a subsequent Payment Blockage Notice unless such default shall have been cured or waived for a period of not less than 90 days.

    If the Company fails to make any payment on the Notes when due or within any applicable grace period, whether or not on account of the payment blockage provision referred to above, such failure would constitute an Event of Default under the Indenture and would enable the Holders to accelerate the maturity thereof.

    The Indenture requires that the Company promptly notify holders of Senior Indebtedness if payment of the Notes is accelerated because of an Event of Default.

    As a result of the subordination provisions described above, in the event of insolvency, bankruptcy, administration, reorganization, receivership or similar proceedings relating to the Company, Holders may recover less ratably than creditors of the Company who are holders of Senior Indebtedness. In addition, the Notes will be structurally subordinated to the liabilities of Subsidiaries of the Company. At December 31, 1997, on a pro forma basis after giving effect to the Recapitalization, the aggregate amount of the Company's outstanding Senior Indebtedness would have been approximately $196.0 million ($60.0 million of which represents a guarantee of amounts borrowed directly by the Company's Canadian subsidiary under the Credit Facility), the Company would have had no senior subordinated indebtedness outstanding other than the Notes and the Company's subsidiaries would have had total liabilities of $53.2 million, excluding obligations under the Senior Credit Facilities. The Indenture permits the Company to incur additional indebtedness, including up to $145.0 million of additional Senior Indebtedness under the Credit Facilities, and permits ADM to incur additional indebtedness, that together with Existing Indebtedness, does not exceed $30.0 million, subject to certain limitations. Although the Indenture contains limitations on the amount of additional Indebtedness that the Company and its Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be Senior Indebtedness. See "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock."

    "DESIGNATED SENIOR INDEBTEDNESS" means (i) Senior Indebtedness under the Senior Credit Facilities and (ii) any other Senior Indebtedness permitted under the Indenture the principal amount of which is $25.0 million or more and that has been designated by the Company as Designated Senior Indebtedness.

    "SENIOR INDEBTEDNESS" means (i) the Obligations under the Senior Credit Facilities and (ii) any other Indebtedness permitted to be incurred by the Company under the terms of the Indenture, unless the instrument under which such Indebtedness is incurred expressly provides that it is on a parity with or subordinated in right of payment to the Notes, including, with respect to clauses (i) and (ii), interest accruing subsequent to the filing of, or which would have accrued but for the filing of, a petition for bankruptcy, in accordance with and at the rate (including any rate applicable upon any default or event of default, to the extent lawful) specified in the documents evidencing or governing such Senior Indebtedness, whether or not such interest is an allowable claim in such bankruptcy proceeding. Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness will not include (1) any liability for federal, state, local or other taxes owed or owing by the Company,
(2) any obligation of the Company to any of its Subsidiaries, (3) any accounts payable or trade liabilities arising in the ordinary course of business (including instruments evidencing such liabilities) other than obligations in respect of letters of credit under the Senior Credit Facilities, (4) any Indebtedness that is incurred in violation of the Indenture, (5) Indebtedness which, when incurred and without respect to any election under Section 1111(b) of Title 11, United States Code, is without recourse to the Company, (6) any Indebtedness, guarantee or obligation of the Company which is subordinate or junior to any other Indebtedness, guarantee or obligation of the Company, (7) Indebtedness evidenced by the Notes and (8) Capital Stock of the Company.

    "SUBORDINATED NOTE OBLIGATIONS" means any principal of, premium, if any, and interest on the Notes payable pursuant to the terms of the Notes or upon acceleration, together with and including any amounts received upon the exercise of rights of rescission or other rights of action (including claims for damages) or otherwise, to the extent relating to the purchase price of the Notes or amounts corresponding to such principal, premium, if any, or interest on the Notes.

    The Notes will rank senior in right of payment to all Subordinated Indebtedness of the Company. At the Issuance Date the Company had no Subordinated Indebtedness.

PRINCIPAL, MATURITY AND INTEREST

    The Exchange Notes will be limited in aggregate principal amount to $200.0 million and will mature on February 1, 2008. Interest on the Notes will accrue at the rate of 9 1/4% per annum and will be payable semi-annually in arrears on February 1 and August 1, commencing on August 1, 1998, to Holders of record on the immediately preceding January 15 and July 15. Interest on the Notes will accrue from the most recent date to which interest has been paid or, if no interest has been paid, from the Issuance Date. Interest will be computed on the basis of a 360-day year comprised of twelve 30-day months. Principal of, premium, if any, and interest on the Notes will be payable at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the Holders at their respective addresses set forth in the register of Holders; PROVIDED that all payments of principal, premium, if any, and interest with respect to Notes represented by one or more permanent global Notes registered in the name of or held by The Depository Trust Company or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders thereof. Until otherwise designated by the Company, the

Company's office or agency in New York will be the office of the Trustee maintained for such purpose. The Exchange Notes will be issued in denominations of $1,000 and integral multiples thereof.

MANDATORY REDEMPTION

    Except as set forth below under "--Repurchase at the Option of Holders," the Company is not required to make mandatory redemption or sinking fund payments with respect to the Notes.

OPTIONAL REDEMPTION

    Except as described below, the Notes will not be redeemable at the Company's option prior to February 1, 2003. From and after February 1, 2003, the Notes will be subject to redemption at any time at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice, at the redemption prices (expressed as percentages of principal amount) set forth below, plus accrued and unpaid interest thereon, if any, to the applicable redemption date, if redeemed during the twelve-month period beginning on February 1 of each of the years indicated below:

YEAR                                                                                              REDEMPTION PRICE
------------------------------------------------------------------------------------------------  ----------------
2003............................................................................................        104.625%
2004............................................................................................        103.083
2005............................................................................................        101.542
2006 and thereafter.............................................................................        100.000%

    In addition, at any time or from time to time, on or prior to February 1, 2002, the Company may, at its option, redeem up to 40% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance Date at a redemption price equal to 109.25% of the aggregate principal amount thereof, plus accrued and unpaid interest thereon, if any, to the redemption date, with the net proceeds of one or more Equity Offerings; PROVIDED that at least 60% of the aggregate principal amount of Notes originally issued under the Indenture on the Issuance Date remains outstanding immediately after the occurrence of each such redemption; PROVIDED FURTHER that each such redemption occurs within 60 days of the date of closing of each such Equity Offering. The Trustee shall select the Notes to be purchased in the manner described under "Repurchase at the Option of Holders--Selection and Notice."

    At any time on or prior to February 1, 2003, the Notes may also be redeemed as a whole at the option of the Company upon the occurrence of a Change of Control, upon not less than 30 nor more than 60 days prior notice (but in no event more than 90 days after the occurrence of such Change of Control or transfer event) mailed by first-class mail to each Holder's registered address, at a redemption price equal to 100% of the principal amount thereof plus the Applicable Premium as of, and accrued and unpaid interest, if any, to, the date of redemption (the "Redemption Date") (subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date).

    "APPLICABLE PREMIUM" means, with respect to a Note at any Redemption Date, the greater of (i) 1.0% of the principal amount of such Note and (ii) the excess of (A) the present value at such time of (1) the redemption price of such Note at February 1, 2003 (such redemption price being described under "-- Optional Redemption") plus (2) all required interest payments due on such Note through February 1, 2003, computed using a discount rate equal to the Treasury Rate plus 75 basis points, over (B) the principal amount of such Note.

    "TREASURY RATE" means the yield to maturity at the time of computation of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) which has become publicly available at least two business days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to February 1, 2003; PROVIDED, HOWEVER, that if the period from the Redemption Date to February 1, 2003 is not equal to the constant maturity of a United States Treasury security for which a weekly average yield is given, the Treasury Rate shall be obtained by linear interpolation (calculated to the nearest one-twelfth of a year) from the weekly average yields of United States Treasury securities for which such yields are given, except that if the period from the Redemption Date to February 1, 2003 is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year shall be used.

REPURCHASE AT THE OPTION OF HOLDERS

    CHANGE OF CONTROL. The Indenture provides that, upon the occurrence of a Change of Control, unless the Company has elected to redeem the Notes in connection with such Change of Control, the Company will make an offer to purchase all or any part (equal to $1,000 or an integral multiple thereof) of the Notes pursuant to the offer described below (the "CHANGE OF CONTROL OFFER") at a price in cash (the "CHANGE OF CONTROL PAYMENT") equal to 101% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase. The Indenture provides that within 30 days following any Change of Control, the Company will mail a notice to each Holder, with a copy to the Trustee, with the following information: (1) a Change of Control Offer is being made pursuant to the covenant entitled "Change of Control," and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment; (2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed, except as may be otherwise required by applicable law (the "CHANGE OF CONTROL PAYMENT DATE"); (3) any Note not properly tendered will remain outstanding and continue to accrue interest; (4) unless the Company defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date; (5) Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender the Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date; (6) Holders will be entitled to withdraw their tendered Notes and their election to require the Company to purchase such Notes, provided that the paying agent receives, not later than the close of business on the last day of the Offer Period (as defined in the Indenture), a telegram, telex, facsimile transmission or letter setting forth the name of the Holder, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing his tendered Notes and his election to have such Notes purchased; and (7) that Holders whose Notes are being purchased only in part will be issued new Notes equal in principal amount to the unpurchased portion of the Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

    The Indenture provides that, prior to complying with the provisions of this covenant, but in any event within 30 days following a Change of Control, the Company will either repay all outstanding Senior Indebtedness or obtain the requisite consents, if any, under any outstanding Senior Indebtedness in each case necessary to permit the repurchase of the Notes required by this covenant.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Indenture provides that on the Change of Control Payment Date, the Company will, to the extent permitted by law, (1) accept for payment all Notes or portions thereof properly tendered pursuant to the Change of Control Offer,
(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered and (3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officers' Certificate stating that such Notes or portions thereof have been tendered to and purchased by the Company. The Indenture provides that the paying agent will promptly mail to each Holder the Change of Control

Payment for such Notes, and the Trustee will promptly authenticate and mail to each Holder a new Note equal in principal amount to any unpurchased portion of the Notes surrendered, if any, PROVIDED, that each such new Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Change of Control Offer on or as soon as practicable after the Change of Control Payment Date.

    The Senior Credit Facilities provides and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may, prohibit the Company from purchasing any Notes as a result of a Change of Control and/or provide that certain change of control events with respect to the Company would constitute a default thereunder. In the event a Change of Control occurs at a time when the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders.

    The existence of a Holder's right to require the Company to repurchase such Holder's Notes upon the occurrence of a Change of Control may deter a third party from seeking to acquire the Company in a transaction that would constitute a Change of Control.

    ASSET SALES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, cause, make or suffer to exist an Asset Sale, unless (x) the Company, or its Restricted Subsidiaries, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value (as determined in good faith by the Company) of the assets sold or otherwise disposed of and (y) at least 75% of the consideration therefor received by the Company, or such Restricted Subsidiary, as the case may be, is in the form of cash or Cash Equivalents; PROVIDED that the amount of (a) any liabilities (as shown on the Company's or such Restricted Subsidiary's most recent balance sheet or in the notes thereto) of the Company or any Restricted Subsidiary (other than liabilities that are by their terms subordinated to the Notes), that are assumed by the transferee of any such assets, (b) any securities received by the Company or such Restricted Subsidiary from such transferee that are converted by the Company or such Restricted Subsidiary into cash (to the extent of the cash received) within 180 days following the closing of such Asset Sale and (c) any Designated Noncash Consideration received by the Company or any of its Restricted Subsidiaries in such Asset Sale having an aggregate fair market value, taken together with all other Designated Noncash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed the greater of (x) $50.0 million or (ii) 15% of Total Assets at the time of the receipt of such Designated Noncash Consideration (with the fair market value of each item of Designated Noncash Consideration being measured at the time received and without giving effect to subsequent changes in value), shall be deemed to be cash for purposes of this provision and for no other purpose.

    Within 365 days after the Company's or any Restricted Subsidiary's receipt of the Net Proceeds of any Asset Sale, the Company or such Restricted Subsidiary, at its option, may (i) apply the Net Proceeds from such Asset Sale to permanently reduce (x) Obligations under the Senior Credit Facilities (and to correspondingly reduce commitments with respect thereto), (y) other Senior Indebtedness or Pari Passu Indebtedness (PROVIDED that if the Company shall so reduce Obligations under Pari Passu Indebtedness, it will equally and ratably reduce Obligations under the Notes if the Notes are then prepayable or, if the Notes may not be then prepaid, the Company shall make an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase at 100% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes that would otherwise be prepaid) or (z) Indebtedness of a Wholly Owned Restricted Subsidiary, (ii) apply the Net Proceeds from such Asset Sale to an investment in any one or more businesses, capital expenditures or acquisitions of other assets in each case, used or useful in a Similar Business and/or (iii) apply the Net Proceeds from such

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Asset Sale to an investment in properties or assets that replace the properties and assets that are the subject of such Asset Sale. Pending the final application of any such Net Proceeds, the Company or such Restricted Subsidiary may temporarily reduce Indebtedness under a revolving credit facility, if any, or otherwise invest such Net Proceeds in Cash Equivalents or Investment Grade Securities. The Indenture provides that any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the first sentence of this paragraph will be deemed to constitute "Excess Proceeds." When the aggregate amount of Excess Proceeds exceeds $15.0 million, the Company shall make an offer to all Holders (an "Asset Sale Offer") to purchase the maximum principal amount of Notes, that is an integral multiple of $1,000, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Company will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceeds $15.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee. To the extent that the aggregate amount of Notes tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Company may use any remaining Excess Proceeds for general corporate purposes. If the aggregate principal amount of Notes surrendered by Holders thereof exceeds the amount of Excess Proceeds, the Trustee shall select the Notes to be purchased in the manner described under the caption "Selection and Notice" below. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds shall be reset at zero.

    The Company will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Company will comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

    The Senior Credit Facilities and future credit agreements or other agreements relating to Senior Indebtedness to which the Company becomes a party may prohibit the Company from purchasing any Notes pursuant to this Asset Sales covenant. In the event the Company is prohibited from purchasing the Notes, the Company could seek the consent of its lenders to the purchase of the Notes or could attempt to refinance the borrowings that contain such prohibition. If the Company does not obtain such a consent or repay such borrowings, the Company will remain prohibited from purchasing the Notes. In such case, the Company's failure to purchase tendered Notes would constitute an Event of Default under the Indenture. If, as a result thereof, a default occurs with respect to any Senior Indebtedness, the subordination provisions in the Indenture would likely restrict payments to the Holders.

    SELECTION AND NOTICE. If less than all of the Notes are to be redeemed at any time or if more Notes are tendered pursuant to an Asset Sale Offer than the Company is required to purchase, selection of such Notes for redemption or purchase, as the case may be, will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which such Notes are listed, or, if such Notes are not so listed, on a pro rata basis, by lot or by such other method as the Trustee shall deem fair and appropriate (and in such manner as complies with applicable legal requirements); provided that no Notes of $1,000 or less shall be purchased or redeemed in part.

    Notices of purchase or redemption shall be mailed by first class mail, postage prepaid, at least 30 but not more than 60 days before the purchase or redemption date to each Holder of Notes to be purchased or redeemed at such Holder's registered address. If any Note is to be purchased or redeemed in part only, any notice of purchase or redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be purchased or redeemed.

    A new Note in principal amount equal to the unpurchased or unredeemed portion of any Note purchased or redeemed in part will be issued in the name of the Holder thereof upon cancellation of the original Note. On and after the purchase or redemption date unless the Company defaults in payment of

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the purchase or redemption price, interest shall cease to accrue on Notes or portions thereof purchased or called for redemption.

CERTAIN COVENANTS

    LIMITATION ON RESTRICTED PAYMENTS. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly: (i) declare or pay any dividend or make any distribution on account of the Company's or any of its Restricted Subsidiaries' Equity Interests, including any dividend or distribution payable in connection with any merger or consolidation (other than (A) dividends or distributions by the Company payable in Equity Interests (other than Disqualified Stock) of the Company or (B) dividends or distributions by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Subsidiary other than a Wholly Owned Subsidiary, the Company or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities); (ii) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Company or any direct or indirect parent of the Company; (iii) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value in each case, prior to any scheduled repayment, or maturity, any Subordinated Indebtedness (other than Indebtedness permitted under clauses (g) and (h) of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"); or (iv) make any Restricted Investment (all such payments and other actions set forth in clauses (i) through (iv) above being collectively referred to as "Restricted Payments"), unless, at the time of such Restricted Payment:

        (a) no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

        (b) immediately before and immediately after giving effect to such transaction on a pro forma basis, the Company could incur $1.00 of additional Indebtedness under the provisions of the first paragraph of "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock"; and

        (c) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Company and its Restricted Subsidiaries after the Issuance Date (including Restricted Payments permitted by clauses (i), (ii) (with respect to the payment of dividends on Refunding Capital Stock pursuant to clause (b) thereof), (iv) (only to the extent that amounts paid pursuant to such clause are greater than amounts that would have been paid pursuant to such clause if $5.0 million and $10.0 million were substituted in such clause for $10.0 million and $20.0 million, respectively), (v), (viii) and (ix) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (i) 50% of the Consolidated Net Income of the Company for the period (taken as one accounting period) from the fiscal quarter that first begins after the Issuance Date to the end of the Company's most recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment (or, in the case such Consolidated Net Income for such period is a deficit, minus 100% of such deficit), PLUS (ii) 100% of the aggregate net cash proceeds and the fair market value, as determined in good faith by the Board of Directors, of marketable securities and Qualified Proceeds received by the Company since immediately after the closing of the Recapitalization from the issue or sale of Equity Interests of the Company (including Retired Capital Stock (as defined below), but excluding cash proceeds, marketable securities and Qualified Proceeds received from the sale of (A) Equity Interests to members of management, directors or consultants of the Company and its Subsidiaries after the Issuance Date to the extent such amounts have been applied to Restricted Payments in accordance with clause (iv) of the next succeeding paragraph and (B) Designated Preferred Stock) or debt securities of the Company that have been converted into such Equity Interests of the Company (other than Refunding Capital Stock (as defined below) or Equity Interests or convertible debt securities of the Company sold to a Restricted Subsidiary of the Company and other than Disqualified Stock or debt securities that have been converted into Disqualified Stock),

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
    PLUS (iii) 100% of the aggregate amount of cash, marketable securities and Qualified Proceeds contributed to the capital of the Company following the Issuance Date, PLUS (iv) 100% of the aggregate amount received in cash, the fair market value of marketable securities and Qualified Proceeds (other than Restricted Investments) received by means of (A) the sale or other disposition (other than to the Company or a Restricted Subsidiary) of Restricted Investments made by the Company and its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Company and its Restricted Subsidiaries by such Person and repayments of loans or advances which constitute Restricted Investments by the Company and its Restricted Subsidiaries or (B) the sale (other than to the Company or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (vi) or (x) below or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary plus (v) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary, the fair market value, as determined by the Board of Directors in good faith or if such fair market value may exceed $25 million, in writing by an independent investment banking firm of nationally recognized standing, at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary (other than an Unrestricted Subsidiary to the extent the Investment in such Unrestricted Subsidiary was made by the Company or a Restricted Subsidiary pursuant to clauses (vi) or (x) below or to the extent such Investment constituted a Permitted Investment).

       The foregoing provisions will not prohibit:

        (i) the payment of any dividend within 60 days after the date of declaration thereof, if at the date of declaration such payment would have complied with the provisions of the Indenture;

        (ii) (a) the redemption, repurchase, retirement or other acquisition of any Equity Interests ("RETIRED CAPITAL STOCK") or Subordinated Indebtedness of the Company in exchange for, or out of the proceeds of the substantially concurrent sale (other than to a Restricted Subsidiary) of, Equity Interests of the Company (other than any Disqualified Stock) ("REFUNDING CAPITAL STOCK") and (b) the declaration and payment of dividends on the Refunding Capital Stock in an aggregate amount per year no greater than the aggregate amount of dividends per annum that was declarable and payable on such Retired Capital Stock immediately prior to such retirement; PROVIDED, HOWEVER, that at the time of the declaration of any such dividends, no Default or Event of Default shall have occurred and be continuing or would occur as a consequence thereof;

       (iii) the redemption, repurchase or other acquisition or retirement of Subordinated Indebtedness of the Company made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Company so long as (A) the principal amount of such new Indebtedness does not exceed the principal amount of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired for value (PLUS the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired), (B) such Indebtedness is subordinated to the Senior Indebtedness and the Notes at least to the same extent as such Subordinated Indebtedness so purchased, exchanged, redeemed, repurchased, acquired or retired for value, (C) such Indebtedness has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired and (D) such Indebtedness has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness being so redeemed, repurchased, acquired or retired;

        (iv) a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of common Equity Interests of the Company held by any future, present or former employee, director or consultant of the Company or any Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement;

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
    PROVIDED, HOWEVER, that the aggregate Restricted Payments made under this clause (iv) does not exceed in any calendar year $10.0 million (with unused amounts in any calendar year being carried over to succeeding calendar years subject to a maximum (without giving effect to the following proviso) of $20.0 million in any calendar year); PROVIDED FURTHER that such amount in any calendar year may be increased by an amount not to exceed (A) the cash proceeds from the sale of Equity Interests of the Company to members of management, directors or consultants of the Company and its Subsidiaries that occurs after the Issuance Date (to the extent the cash proceeds from the sale of such Equity Interest have not otherwise been applied to the payment of Restricted Payments by virtue of the preceding paragraph (c)) plus (B) the cash proceeds of key man life insurance policies received by the Company and its Restricted Subsidiaries after the Issuance Date less (C) the amount of any Restricted Payments previously made pursuant to clauses
    (A) and (B) of this subparagraph (iv); and PROVIDED FURTHER that cancellation of Indebtedness owing to the Company from members of management of the Company or any of its Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Company will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

        (v) (A) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued after the Issuance Date or (B) the declaration and payment of dividends on Refunding Capital Stock in excess of the dividends declarable and payable thereon pursuant to clause (ii); PROVIDED, HOWEVER, in either case, that for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock, after giving effect to such issuance or declaration on a pro forma basis, the Company and its Restricted Subsidiaries would have had a Fixed Charge Coverage Ratio of at least 1.75 to 1.00;

        (vi) Investments in Unrestricted Subsidiaries having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (vi) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (xiii) below), not to exceed $25.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value);

       (vii) repurchases of Equity Interests deemed to occur upon exercise of stock options if such Equity Interests represent a portion of the exercise price of such options;

      (viii) the payment of dividends on the Company's Common Stock, following the first public offering of the Company's Common Stock after the Issuance Date, of up to 6% per annum of the net proceeds received by the Company in such public offering, other than public offerings with respect to the Company's Common Stock registered on Form S-8;

        (ix) commencing on the six month anniversary of the Recapitalization, a Restricted Payment to pay for the repurchase, retirement or other acquisition or retirement for value of Equity Interests of the Company in existence on the Issuance Date and which are not held by KKR or any of their Affiliates on the Issuance Date (including any Equity Interests issued in respect of such Equity Interests as a result of a stock split, recapitalization, merger, combination, consolidation or otherwise, but excluding any management equity plan or stock option plan or similar agreement), PROVIDED that notwithstanding the foregoing proviso, the Company and its Restricted Subsidiaries shall be permitted to make Restricted Payments under this clause (ix) only if after giving effect thereto, the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

        (x) Investments that are made with Excluded Contributions;

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        (xi) other Restricted Payments in an aggregate amount not to exceed
    $20.0 million;

       (xii) distributions or payments of Receivables Fees; and

      (xiii) the distribution, as a dividend or otherwise, of shares of Capital Stock, or Indebtedness, of Unrestricted Subsidiaries (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments).

PROVIDED HOWEVER, that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (iii) through (ix) and clause (xi), no Default or Event or Default shall have occurred and be continuing or would occur as a consequence thereof.

    To the extent the issuance of Equity Interests and the receipt of capital contributions are applied to permit the issuance of Indebtedness pursuant to clause (l) of "--Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock," the issuance of such Equity Interests and the receipt of such capital contributions shall not be applied to permit payments under this covenant or Permitted Investments (other than clauses (a) and (c) thereof).

    As of the Issuance Date, all of the Company's Subsidiaries were Restricted Subsidiaries. The Company will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of "Unrestricted Subsidiary." For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Company and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Restricted Payments in an amount determined as set forth in the last sentence of the definition of "Investments." Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time (whether pursuant to the first paragraph of this covenant or under clauses (vi) and (x) and (xi)) and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture.

    LIMITATIONS ON INCURRENCE OF INDEBTEDNESS AND ISSUANCE OF DISQUALIFIED STOCK. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise, with respect to (collectively, "INCUR" and collectively, an "INCURRENCE") any Indebtedness (including Acquired Indebtedness) and that the Company will not issue any shares of Disqualified Stock and will not permit any of its Restricted Subsidiaries to issue any shares of preferred stock; PROVIDED, HOWEVER, that the Company may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock if the Fixed Charge Coverage Ratio for the Company's and its Restricted Subsidiaries' most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified Stock is issued would have been at least 1.75 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock had been issued, as the case may be, and the application of proceeds therefrom had occurred at the beginning of such four-quarter period.

    The foregoing limitations will not apply to:

        (a) the incurrence by the Company or its Restricted Subsidiaries of Indebtedness under Credit Facilities and the issuance and creation of letters of credit and bankers' acceptances thereunder (with letters of credit and bankers' acceptances being deemed to have a principal amount equal to the face amount thereof) up to an aggregate principal amount of $325.0 million outstanding at any one time; PROVIDED that Indebtedness incurred by Restricted Subsidiaries pursuant to this clause (a) does not exceed $80.0 million at any one time outstanding unless incurred under a Receivables Facility.

        (b) the incurrence by the Company of Indebtedness represented by the Notes issued on the Issuance Date;

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
        (c) (x) the Existing Indebtedness (other than Indebtedness described in clauses (a) and (b)) and (y) the incurrence by ADM of additional Indebtedness that, together with the Existing Indebtedness of ADM, does not exceed $30.0 million;

        (d) Indebtedness (including Capitalized Lease Obligations) incurred by the Company or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment (whether through the direct purchase of assets or the Capital Stock of any Person owning such assets) in an aggregate principal amount which, when aggregated with the principal amount of all other Indebtedness then outstanding and incurred pursuant to this clause (d) and including all Refinancing Indebtedness incurred to refund, refinance or replace any other Indebtedness incurred pursuant to this clause (d), does not exceed 20% of Total Assets;

        (e) Indebtedness incurred by the Company or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including without limitation letters of credit in respect of workers' compensation claims or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers' compensation claims; PROVIDED, HOWEVER, that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

        (f) Indebtedness arising from agreements of the Company or a Restricted Subsidiary providing for indemnification, adjustment of purchase price or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; PROVIDED, HOWEVER, that (i) such Indebtedness is not reflected on the balance sheet of the Company or any Restricted Subsidiary (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause
    (i)) and (ii) the maximum assumable liability in respect of all such Indebtedness shall at no time exceed the gross proceeds including noncash proceeds (the fair market value of such noncash proceeds being measured at the time received and without giving effect to any subsequent changes in value) actually received by the Company and its Restricted Subsidiaries in connection with such disposition;

        (g) Indebtedness of the Company to a Restricted Subsidiary; PROVIDED that any such Indebtedness is made pursuant to an intercompany note and is subordinated in right of payment to the Notes; PROVIDED further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (h) Indebtedness of a Restricted Subsidiary to the Company or another Restricted Subsidiary; PROVIDED that (i) any such Indebtedness is made pursuant to an intercompany note and (ii) if a Guarantor incurs such Indebtedness from a Restricted Subsidiary that is not a Guarantor such Indebtedness is subordinated in right of payment to the Guarantee of such Guarantor; PROVIDED further that any subsequent transfer of any such Indebtedness (except to the Company or another Restricted Subsidiary) shall be deemed, in each case to be an incurrence of such Indebtedness;

        (i) Hedging Obligations that are incurred in the ordinary course of business (but in any event excluding Hedging Obligations entered into for speculative purposes);

        (j) obligations in respect of performance and surety bonds and completion guarantees provided by the Company or any Restricted Subsidiary in the ordinary course of business;

        (k) Indebtedness of any Guarantor in respect of such Guarantor's Guarantee;

        (l) Indebtedness of the Company and any of its Restricted Subsidiaries not otherwise permitted hereunder in an aggregate principal amount, which when aggregated with the principal amount of all

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    other Indebtedness then outstanding and incurred pursuant to this clause
    (l), does not at any one time outstanding exceed the sum of (x) $150.0 million and (y) 100% of the net cash proceeds received by the Company since immediately after the Recapitalization from the issue or sale of Equity Interests of the Company or net cash proceeds contributed to the capital of the Company (in each case other than Disqualified Stock) as determined in accordance with clauses (c)(ii) and (c)(iii) of the first paragraph of "--Limitation on Restricted Payments" to the extent such net cash proceeds have not been applied pursuant to such clauses to make Restricted Payments or to make other payments or exchanges pursuant to the second paragraph of "--Limitation on Restricted Payments" or to make Permitted Investments (other than clauses (a) and (c) thereof) (it being understood that any Indebtedness incurred under this clause (l) shall cease to be deemed incurred or outstanding for purposes of this clause (l) but shall be deemed to be incurred for purposes of the first paragraph of this covenant from and after the first date on which the Company could have incurred such Indebtedness under the first paragraph of this covenant without reliance upon this clause (l));

        (m) (i) any guarantee by the Company of Indebtedness or other obligations of any of its Restricted Subsidiaries so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture and (ii) any guarantee by a Restricted Subsidiary of Indebtedness of the Company, PROVIDED that such Guarantee is incurred in accordance with the convenant described below under "--Limitation on Guarantees of Indebtedness by Restricted Subsidiaries;"

        (n) the incurrence by the Company or any of its Restricted Subsidiaries of Indebtedness which serves to refund, refinance or restructure any Indebtedness incurred as permitted under the first paragraph of this covenant and clauses (b) and (c)(x) above, or any Indebtedness issued to so refund, refinance or restructure such Indebtedness including additional Indebtedness incurred to pay premiums and fees in connection therewith (the "REFINANCING INDEBTEDNESS") prior to its respective maturity; PROVIDED, HOWEVER, that such Refinancing Indebtedness (i) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred which is not less than the remaining Weighted Average Life to Maturity of Indebtedness being refunded or refinanced, (ii) to the extent such Refinancing Indebtedness refinances Indebtedness subordinated or PARI PASSU to the Notes, such Refinancing Indebtedness is subordinated or PARI PASSU to the Notes at least to the same extent as the Indebtedness being refinanced or refunded and (iii) shall not include (x) Indebtedness of a Subsidiary that refinances Indebtedness of the Company or (y) Indebtedness of the Company or a Restricted Subsidiary that refinances Indebtedness of an Unrestricted Subsidiary; and PROVIDED FURTHER that subclauses (i) and (ii) of this clause (n) will not apply to any refunding or refinancing of any Senior Indebtedness; and

        (o) Indebtedness or Disqualified Stock of Persons that are acquired by the Company or any of its Restricted Subsidiaries or merged into a Restricted Subsidiary in accordance with the terms of the Indenture; PROVIDED that such Indebtedness or Disqualified Stock is not incurred in contemplation of such acquisition or merger; and PROVIDED FURTHER that after giving effect to such acquisition or merger, either (i) the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of this covenant or (ii) the Fixed Charge Coverage Ratio is greater than immediately prior to such acquisition or merger.

    For purposes of determining compliance with this covenant, in the event that an item of Indebtedness meets the criteria of more than one of the categories of permitted Indebtedness described in clauses (a) through (o) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Company shall, in its sole discretion, classify such item of Indebtedness in any manner that complies with this covenant and such item of Indebtedness will be treated as having been incurred pursuant to only one of such clauses or pursuant to the first paragraph hereof except as otherwise set forth in clause (l). Accrual of interest, the accretion of accreted value and the payment of interest in the form of additional Indebtedness will not be deemed to be an incurrence of Indebtedness for purposes of this covenant.

    For purposes of determining compliance with any U.S. dollar-denominated restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of indebtedness denominated in a

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foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; PROVIDED that
(x) the U.S. dollar-equivalent principal amount of any such Indebtedness outstanding or committed on the Issuance Date shall be calculated based on the relevant currency exchange rate in effect on December 31, 1997, and (y) if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed the principal amount of such Indebtedness being refinanced. The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing.

    LIENS. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness on any asset or property of the Company or such Restricted Subsidiary, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Notes are equally and ratably secured (or senior to, in the event the Lien relates to Subordinated Indebtedness) with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    The Indenture provides that no Guarantor will directly or indirectly create, incur, assume or suffer to exist any Lien that secures obligations under any Pari Passu Indebtedness or Subordinated Indebtedness of such Guarantor on any asset or property of such Guarantor or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless the Guarantee of such Guarantor is equally and ratably secured (or senior to, in the event the Lien relates to Subordinated Indebtedness) with the obligations so secured or until such time as such obligations are no longer secured by a Lien.

    MERGER, CONSOLIDATION, OR SALE OF ALL OR SUBSTANTIALLY ALL ASSETS. The Indenture provides that the Company may not consolidate or merge with or into or wind up into (whether or not the Company is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions, to any Person unless (i) the Company is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Company) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Company or such Person, as the case may be, being herein called the "SUCCESSOR COMPANY"); (ii) the Successor Company (if other than the Company) expressly assumes all the obligations of the Company under the Indenture and the Notes pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee; (iii) immediately after such transaction no Default or Event of Default exists; (iv) immediately after giving pro forma effect to such transaction, as if such transaction had occurred at the beginning of the applicable four-quarter period, (A) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (B) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be greater than such Ratio for the Company and its Restricted Subsidiaries immediately prior to such transaction;
(v) each Guarantor, if any, unless it is the other party to the transactions described above, in which case clause (ii) shall apply, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person's obligations under the Indenture and the Notes; and (vi) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Company will succeed to, and be substituted for, the Company under the Indenture and the

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Notes. Notwithstanding the foregoing clause (iv), (a) any Restricted Subsidiary may consolidate with, merge into or transfer all or part of its properties and assets to the Company and (b) the Company may merge with an Affiliate incorporated solely for the purpose of reincorporating the Company in another State of the United States so long as the amount of Indebtedness of the Company and its Restricted Subsidiaries is not increased thereby.

    Each Guarantor, if any, shall not, and the Company will not permit a Guarantor to, consolidate or merge with or into or wind up into (whether or not such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets in one or more related transactions to, any Person unless (i) such Guarantor is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a corporation organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the "SUCCESSOR GUARANTOR"); (ii) the Successor Guarantor (if other than such Guarantor) expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor's Guarantee pursuant to a supplemental indenture or other documents or instruments in form reasonably satisfactory to the Trustee;
(iii) immediately after such transaction no Default or Event of Default exists; and (iv) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel, each stating that such consolidation, merger or transfer and such supplemental indenture (if any) comply with the Indenture. The Successor Guarantor will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor's Guarantee.

    TRANSACTIONS WITH AFFILIATES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate (each of the foregoing, an "AFFILIATE TRANSACTION") involving aggregate payments or consideration in excess of $5.0 million, unless (a) such Affiliate Transaction is on terms that are not materially less favorable to the Company or the relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Company or such Restricted Subsidiary with an unrelated Person and (b) the Company delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate consideration in excess of $10.0 million, a resolution adopted by the majority of the Board of Directors approving such Affiliate Transaction and set forth in an Officers' Certificate certifying that such Affiliate Transaction complies with clause (a) above.

    The foregoing provisions will not apply to the following: (i) transactions between or among the Company and/or any of its Restricted Subsidiaries; (ii) Restricted Payments permitted by the provisions of the Indenture described above under the covenant "--Limitation on Restricted Payments"; (iii) the payment of customary annual management, consulting and advisory fees and related expenses to KKR and its Affiliates; (iv) the payment of reasonable and customary fees paid to, and indemnity provided on behalf of, officers, directors, employees or consultants of the Company or any Restricted Subsidiary; (v) payments by the Company or any of its Restricted Subsidiaries to KKR and its Affiliates made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the Board of Directors of the Company in good faith; (vi) transactions in which the Company or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Company or such Restricted Subsidiary from a financial point of view or meets the requirements of clause
(a) of the preceding paragraph; (vii) payments or loans to employees or consultants which are approved by a majority of the Board of Directors of the Company in good faith; (viii) any agreement as in effect as of the Issuance Date or any amendment thereto (so long as any such amendment is not disadvantageous to the Holders in any material respect) or any transaction contemplated thereby;
(ix) the existence of, or the performance by the Company or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders

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agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Issuance Date and any similar agreements which it may enter into thereafter; PROVIDED, HOWEVER, that the existence of, or the performance by the Company or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Issuance Date shall only be permitted by this clause (ix) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous to the Holders in any material respect; (x) the Recapitalization and the payment of all fees and expenses related to the Recapitalization; (xi) transactions with customers, clients, suppliers, or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Company or its Restricted Subsidiaries, in the reasonable determination of the Board of Directors of the Company or the senior management thereof, or are on terms at least as favorable as might reasonably have been obtained at such time from an unaffiliated party; and (xii) sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

    DIVIDEND AND OTHER PAYMENT RESTRICTIONS AFFECTING SUBSIDIARIES. The Indenture provides that the Company will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create or otherwise cause or suffer to exist or become effective any consensual encumbrance or consensual restriction on the ability of any Restricted Subsidiary to:

        (a) (i) pay dividends or make any other distributions to the Company or any of its Restricted Subsidiaries (1) on its Capital Stock or (2) with respect to any other interest or participation in, or measured by, its profits, or (ii) pay any Indebtedness owed to the Company or any of its Restricted Subsidiaries;

        (b) make loans or advances to the Company or any of its Restricted Subsidiaries; or

        (c) sell, lease or transfer any of its properties or assets to the Company or any of its Restricted Subsidiaries, except (in each case) for such encumbrances or restrictions existing under or by reason of:

           (1) contractual encumbrances or restrictions in effect on the Issuance Date, including, without limitation, pursuant to Existing Indebtedness or the Senior Credit Facilities and their related documentation;

           (2) the Indenture and the Notes;

           (3) purchase money obligations for property acquired in the ordinary course of business that impose restrictions of the nature discussed in clause (c) above on the property so acquired;

           (4) applicable law or any applicable rule, regulation or order;

           (5) any agreement or other instrument of a Person acquired by the Company or any Restricted Subsidiary in existence at the time of such acquisition (but not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired;

           (6) contracts for the sale of assets, including, without limitation customary restrictions with respect to a Subsidiary pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

           (7) secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" and "--Liens" that limit the right of the debtor to dispose of the assets securing such Indebtedness;

           (8) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

           (9) other Indebtedness of Restricted Subsidiaries permitted to be incurred subsequent to the Issuance Date pursuant to the provisions of the covenant described under "--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock";

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           (10) customary provisions in joint venture agreements and other similar agreements entered into in the ordinary course of business;

           (11) customary provisions contained in leases and other agreements entered into in the ordinary course of business;

           (12) any encumbrances or restrictions of the type referred to in clauses (a), (b) and (c) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (1) through (11) above, PROVIDED that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Company's Board of Directors, no more restrictive with respect to such dividend and other payment restrictions than those contained in the dividend or other payment restrictions prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing; or

           (13) restrictions created in connection with any Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility.

    LIMITATION ON GUARANTEES OF INDEBTEDNESS BY RESTRICTED SUBSIDIARIES. (a) The Indenture provides that the Company will not permit any Restricted Subsidiary to guarantee the payment of any Indebtedness of the Company unless
(i) such Restricted Subsidiary simultaneously executes and delivers a supplemental indenture to the Indenture providing for a Guarantee of payment of the Notes by such Restricted Subsidiary except that with respect to a guarantee of Indebtedness of the Company (A) if the Notes are subordinated in right of payment to such Indebtedness, the Guarantee under the supplemental indenture shall be subordinated to such Restricted Subsidiary's guarantee with respect to such Indebtedness substantially to the same extent as the Notes are subordinated to such Indebtedness under the Indenture and (B) if such Indebtedness is by its express terms subordinated in right of payment to the Notes, any such guarantee of such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Restricted Subsidiary's Guarantee with respect to the Notes substantially to the same extent as such Indebtedness is subordinated to the Notes; (ii) such Restricted Subsidiary waives and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Company or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee; and (iii) such Restricted Subsidiary shall deliver to the Trustee an opinion of counsel to the effect that (A) such Guarantee of the Notes has been duly executed and authorized and (B) such Guarantee of the Notes constitutes a valid, binding and enforceable obligation of such Restricted Subsidiary, except insofar as enforcement thereof may be limited by bankruptcy, insolvency or similar laws (including, without limitation, all laws relating to fraudulent transfers) and except insofar as enforcement thereof is subject to general principles of equity; PROVIDED that this paragraph (a) shall not be applicable to any guarantee of any Restricted Subsidiary (x) that (A) existed at the time such Person became a Restricted Subsidiary of the Company and (B) was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary of the Company or
(y) that guarantees the payment of Obligations of the Company or any Restricted Subsidiary under the Senior Credit Facilities or any other Senior Indebtedness and any refunding, refinancing or replacement thereof, in whole or in part, PROVIDED that such refunding, refinancing or replacement thereof constitutes Senior Indebtedness and PROVIDED FURTHER that any such Senior Indebtedness and any refunding, refinancing or replacement thereof is not incurred pursuant to a registered offering of securities under the Securities Act or a private placement of securities (including under Rule 144A) pursuant to an exemption from the registration requirements of the Securities Act, which private placement provides for registration rights under the Securities Act.

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    (b) Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary of the Notes shall provide by its terms that it shall be automatically and unconditionally released and discharged upon
(i) any sale, exchange or transfer, to any Person not an Affiliate of the Company, of all of the Company's Capital Stock in, or all or substantially all the assets of, such Restricted Subsidiary (which sale, exchange or transfer is not prohibited by the Indenture) or (ii) the release or discharge of the guarantee which resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee.

    LIMITATION ON OTHER SENIOR SUBORDINATED INDEBTEDNESS. The Indenture provides that the Company will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is subordinate in right of payment to any Indebtedness of the Company or any Indebtedness of any Guarantor, as the case may be, unless such Indebtedness is either (a) PARI PASSU in right of payment with the Notes or such Guarantor's Guarantee, as the case may be or (b) subordinate in right of payment to the Notes, or such Guarantor's Guarantee, as the case may be.

    REPORTS AND OTHER INFORMATION. Notwithstanding that the Company may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the Securities and Exchange Commission (the "COMMISSION"), the Indenture requires the Company to file with the Commission (and provide the Trustee and Holders with copies thereof (without exhibits), without cost to each Holder, within 15 days after it files them with the Commission), (a) within 90 days after the end of each fiscal year, annual reports on Form 10-K (or any successor or comparable form) containing the information required to be contained therein (or required in such successor or comparable form); (b) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q (or any successor or comparable form); (c) promptly from time to time after the occurrence of an event required to be therein reported, such other reports on Form 8-K (or any successor or comparable form); and (d) any other information, documents and other reports which the Company would be required to file with the Commission if it were subject to Section 13 or 15(d) of the Exchange Act; PROVIDED, HOWEVER, the Company shall not be so obligated to file such reports with the Commission if the Commission does not permit such filing, in which event the Company will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders, in each case within 15 days after the time the Company would be required to file such information with the Commission, if it were subject to Sections 13 or 15(d) of the Exchange Act.

EVENTS OF DEFAULT AND REMEDIES

    The following events constitute Events of Default under the Indenture:

        (i) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium on, if any, the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

        (ii) default for 30 days or more in the payment when due of interest on or with respect to the Notes whether or not such payment shall be prohibited by the subordination provisions relating to the Notes;

       (iii) failure by the Company or any Guarantor for 30 days after receipt of written notice given by the Trustee or the holders of at least 30% in principal amount of the Notes then outstanding to comply with any of its other agreements in the Indenture or the Notes;

        (iv) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Company or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Company or any of its Restricted Subsidiaries (other than Indebtedness owed to the Company or a Restricted Subsidiary), whether such

                                       88
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    Indebtedness or guarantee now exists or is created after the Issuance Date, if both (A) such default either (1) results from the failure to pay any such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or (2) relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity and (B) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $20.0 million or more at any one time outstanding;

        (v) failure by the Company or any of its Significant Subsidiaries to pay final judgments aggregating in excess of $20.0 million, which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

        (vi) certain events of bankruptcy or insolvency with respect to the Company or any of its Significant Subsidiaries; or

       (vii) the Guarantee of any Significant Subsidiary shall for any reason cease to be in full force and effect or be declared null and void or any responsible officer of the Company or any Guarantor that is a Significant Subsidiary denies that it has any further liability under its Guarantee or gives notice to such effect (other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture).

    If any Event of Default (other than of a type specified in clause (vi) above) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30% in principal amount of the then outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately; PROVIDED, HOWEVER, that, so long as any Indebtedness permitted to be incurred under the Indenture as part of the Senior Credit Facilities shall be outstanding, no such acceleration shall be effective until the earlier of (i) acceleration of any such Indebtedness under the Senior Credit Facilities or (ii) five business days after the giving of written notice to the Company and the administrative agent under the Senior Credit Facilities of such acceleration. Upon the effectiveness of such declaration, such principal and interest will be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising under clause (vi) of the first paragraph of this section, all outstanding Notes will become due and payable without further action or notice. Holders may not enforce the Indenture or the Notes except as provided in the Indenture. Subject to certain limitations, Holders of a majority in principal amount of the then outstanding Notes may direct the Trustee in its exercise of any trust or power. The Indenture provides that the Trustee may withhold from Holders notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal, premium, if any, or interest) if it determines that withholding notice is in their interest. In addition, the Trustee shall have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interest of the Holders of such Notes.

    The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes issued thereunder by notice to the Trustee may on behalf of the Holders of all of such Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of interest on, premium, if any, or the principal of any such Note held by a non-consenting Holder. In the event of any Event of Default specified in clause (iv) above, such Event of Default and all consequences thereof (including without limitation any acceleration or resulting payment default) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose (x) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged, or (y) the

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holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default, or (z) if the default that is the basis for such Event of Default has been cured.

    The Indenture provides that the Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, within five Business Days, upon becoming aware of any Default or Event of Default or any default under any document, instrument or agreement representing Indebtedness of the Company or any Guarantor, to deliver to the Trustee a statement specifying such Default or Event of Default.

NO PERSONAL LIABILITY OF DIRECTORS, OFFICERS, EMPLOYEES AND STOCKHOLDERS

    No director, officer, employee, incorporator or stockholder of the Company or any Guarantor, shall have any liability for any obligations of the Company or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting a Note waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the Commission that such a waiver is against public policy.

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

    The obligations of the Company and the Guarantors, if any, under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Company may, at its option and at any time, elect to have all of its obligations discharged with respect to the outstanding Notes and have each Guarantor's obligation discharged with respect to its Guarantee ("LEGAL DEFEASANCE") and cure all then existing Events of Default except for (i) the rights of Holders of outstanding Notes to receive payments in respect of the principal of, premium, if any, and interest on such Notes when such payments are due solely out of the trust created pursuant to the Indenture, (ii) the Company's obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust, (iii) the rights, powers, trusts, duties and immunities of the Trustee, and the Company's obligations in connection therewith and (iv) the Legal Defeasance provisions of the Indenture. In addition, the Company may, at its option and at any time, elect to have the obligations of the Company and each Guarantor released with respect to certain covenants that are described in the Indenture ("COVENANT DEFEASANCE") and thereafter any omission to comply with such obligations shall not constitute a Default or Event of Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including non-payment on other indebtedness, bankruptcy, receivership, rehabilitation and insolvency events) described under "Events of Default" will no longer constitute an Event of Default with respect to the Notes.

    In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

        (i) the Company must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the outstanding Notes on the stated maturity date or on the applicable redemption date, as the case may be, of such principal, premium, if any, or interest on the outstanding Notes;

        (ii) in the case of Legal Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, (A) the Company has received from, or there has been published by, the United States Internal Revenue Service a ruling or (B) since the Issuance Date, there has been a change in the applicable U.S. federal income tax law, in either case to the effect that, and based thereon such opinion of counsel in the United States shall confirm that, subject to

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    customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

       (iii) in the case of Covenant Defeasance, the Company shall have delivered to the Trustee an opinion of counsel in the United States reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

        (iv) no Default or Event of Default shall have occurred and be continuing with on the date of such deposit or, with respect to certain bankruptcy or insolvency Events of Default, on the 91st day after such date of deposit;

        (v) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under, the Senior Credit Facilities or any other material agreement or instrument (other than the Indenture) to which, the Company or any Guarantor is a party or by which the Company or any Guarantor is bound;

        (vi) the Company shall have delivered to the Trustee an opinion of counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of any applicable bankruptcy, insolvency, reorganization or similar laws affecting creditors' rights generally under any applicable U.S. federal or state law, and that the Trustee has a perfected security interest in such trust funds for the ratable benefit of the Holders;

       (vii) the Company shall have delivered to the Trustee an Officers' Certificate stating that the deposit was not made by the Company with the intent of defeating, hindering, delaying or defrauding any creditors of the Company or any Guarantor or others; and

      (viii) the Company shall have delivered to the Trustee an Officers' Certificate and an opinion of counsel in the United States (which opinion of counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

SATISFACTION AND DISCHARGE

    The Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder, when either (a) all such Notes theretofore authenticated and delivered (except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust) have been delivered to the Trustee for cancellation; or (b)
(i) all such Notes not theretofore delivered to such Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise or will become due and payable within one year and the Company or any Guarantor has irrevocably deposited or caused to be deposited with such Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on such Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption; (ii) no Default or Event of Default with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under, any other instrument to which the Company or any Guarantor is a party or by which the Company or any Guarantor

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is bound; (iii) the Company or any Guarantor has paid or caused to be paid all sums payable by it under such Indenture; and (iv) the Company has delivered irrevocable instructions to the Trustee under such Indenture to apply the deposited money toward the payment of such Notes at maturity or the redemption date, as the case may be. In addition, the Company must deliver an Officers' Certificate and an opinion of counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

TRANSFER AND EXCHANGE

    A Holder may transfer or exchange Notes in accordance with the Indenture. The Registrar and the Trustee may require a Holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a Holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to transfer or exchange any Note selected for redemption. Also, the Company is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

    The registered Holder will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

    Except as provided in the next two succeeding paragraphs, the Indenture, any Guarantee and the Notes issued thereunder may be amended or supplemented with the consent of the Holders of at least a majority in principal amount of the Notes then outstanding (including, without limitation, consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes), and any existing default or compliance with any provision of the Indenture or the Notes may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of or tender offer or exchange offer for Notes).

    The Indenture provides that without the consent of each Holder affected, an amendment or waiver may not (with respect to any Notes held by a non-consenting Holder): (i) reduce the principal amount of Notes whose Holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any such Note or alter or waive the provisions with respect to the redemption of the Notes (other than provisions relating to the covenants described above under the caption "-- Repurchase at the Option of Holders"),
(iii) reduce the rate of or change the time for payment of interest on any Note,
(iv) waive a Default or Event of Default in the payment of principal of or premium, if any, or interest on the Notes (except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of such Notes and a waiver of the payment default that resulted from such acceleration), or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all Holders, (v) make any Note payable in money other than that stated in such Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes, (vii) make any change in the foregoing amendment and waiver provisions, (viii) impair the right of any Holder to receive payment of principal of, or interest on such Holder's Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder's Notes or (ix) make any change in the subordination provisions of the Indenture that would adversely affect the Holders.

    The Indenture provides that, notwithstanding the foregoing, without the consent of any Holder, the Company, any Guarantor (with respect to a Guarantee or the Indenture to which it is a party) and the Trustee may amend or supplement the Indenture, any Guarantee or the Notes (i) to cure any ambiguity, defect or inconsistency, (ii) to provide for uncertificated Notes in addition to or in place of certificated Notes, (iii) to comply with the covenant relating to mergers, consolidations and sales of assets, (iv) to provide for the assumption of the Company's or any Guarantor's obligations to Holders, (v) to make any

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change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder, (vi) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Company, (vii) to comply with requirements of the Commission in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act, (viii) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee pursuant to the requirements thereof, or (ix) to add a Guarantor under the Indenture.

    The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment.

CONCERNING THE TRUSTEE

    The Indenture contains certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the Commission for permission to continue or resign.

    The Indenture provides that the Holders of a majority in principal amount of the outstanding Notes issued thereunder will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of such Notes, unless such Holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

GOVERNING LAW

    The Indenture, the Notes and the Guarantees, if any, will be, subject to certain exceptions, governed by and construed in accordance with the internal laws of the State of New York, without regard to the choice of law rules thereof.

CERTAIN DEFINITIONS

    Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein for which no definition is provided. For purposes of the Indenture, unless otherwise specifically indicated, the term "consolidated" with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

    "ACQUIRED INDEBTEDNESS" means, with respect to any specified Person, (i) Indebtedness of any other Person existing at the time such other Person is merged with or into or became a Restricted Subsidiary of such specified Person, including, without limitation, Indebtedness incurred in connection with, or in contemplation of, such other Person merging with or into or becoming a Restricted Subsidiary of such specified Person, and (ii) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

    "ADM" means Accuride de Mexico, S.A. de C.V., a corporation organized and existing under the laws of the United Mexican States.

    "AFFILIATE" of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, "control" (including, with correlative meanings, the terms "controlling," "controlled by" and

"under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise; PROVIDED, HOWEVER, that beneficial ownership of 10% or more of the voting securities of a Person shall be deemed to be control.

    "ASSET SALE" means (i) the sale, conveyance, transfer or other disposition (whether in a single transaction or a series of related transactions) of property or assets (including by way of a sale and leaseback) of the Company or any Restricted Subsidiary (each referred to in this definition as a "DISPOSITION") or (ii) the issuance or sale of Equity Interests of any Restricted Subsidiary (whether in a single transaction or a series of related transactions), in each case, other than:

        (a) a disposition of Cash Equivalents or Investment Grade Securities or obsolete equipment in the ordinary course of business or inventory or goods held for sale in the ordinary course of business;

        (b) the disposition of all or substantially all of the assets of the Company in a manner permitted pursuant to the provisions described above under "--Merger, Consolidation or Sale of All or Substantially All Assets" or any disposition that constitutes a Change of Control pursuant to the Indenture;

        (c) the making of any Restricted Payment or Permitted Investment that is permitted to be made, and is made, under the covenant described above under "--Limitation on Restricted Payments";

        (d) any disposition of assets with an aggregate fair market value of less than $1.0 million;

        (e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Company or by the Company or a Restricted Subsidiary to a Wholly Owned Restricted Subsidiary or any sale, disposition or transfer of equipment from a Restricted Subsidiary to another Restricted Subsidiary;

        (f) any exchange of like property pursuant to Section 1031 of the Internal Revenue Code of 1986, as amended, for use in a Similar Business;

        (g) the lease, assignment or a lease or sub-lease of any real or personal property in the ordinary course of business;

        (h) any financing transaction with respect to property built or acquired by the Company or any Restricted Subsidiary after the Issuance Date, including, without limitation, sale-leasebacks and asset securitizations;

        (i) foreclosures on assets;

        (j) any sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary (with the exception of Investments in Unrestricted Subsidiaries acquired pursuant to clause (j) of the definition of Permitted Investments); and

        (k) sales of accounts receivable, or participations therein, in connection with any Receivables Facility.

    "CAPITAL STOCK" means (i) in the case of a corporation, corporate stock,
(ii) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock, (iii) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited) and
(iv) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

    "CAPITALIZED LEASE OBLIGATION" means, at the time any determination thereof is to be made, the amount of the liability in respect of a capital lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) in accordance with GAAP.

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
    "CASH EQUIVALENTS" means (i) United States dollars, (ii) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof, (iii) certificates of deposit, time deposits and eurodollar time deposits with maturities of one year or less from the date of acquisition, bankers' acceptances with maturities not exceeding one year and overnight bank deposits, in each case with any commercial bank having capital and surplus in excess of $500.0 million, (iv) repurchase obligations for underlying securities of the types described in clauses (ii) and (iii) entered into with any financial institution meeting the qualifications specified in clause (iii) above, (v) commercial paper rated A-1 or the equivalent thereof by Moody's or S&P and in each case maturing within one year after the date of acquisition, (vi) investment funds investing 95% of their assets in securities of the types described in clauses (i)-(v) above, (vii) readily marketable direct obligations issued by any state of the United States of America or any political subdivision thereof having one of the two highest rating categories obtainable from either Moody's or S&P and (viii) Indebtedness or preferred stock issued by Persons with a rating of "A" or higher from S&P or "A2" or higher from Moody's.

    "CHANGE OF CONTROL" means the occurrence of any of the following:

        (i) the sale, lease or transfer, in one or a series of related transactions, of all or substantially all of the assets of the Company and its Subsidiaries, taken as a whole; or

        (ii) the Company becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by any Person or group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than the Permitted Holders and their Related Parties, in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50% or more of the total Voting Stock of the Company.

    "CONSOLIDATED DEPRECIATION AND AMORTIZATION EXPENSE" means with respect to any Person for any period, the total amount of depreciation and amortization expense and other noncash charges (excluding any noncash item that represents an accrual, reserve or amortization of a cash expenditure for a future period) of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

    "CONSOLIDATED INTEREST EXPENSE" means, with respect to any period, the sum, without duplication, of: (a) consolidated interest expense of such Person and its Restricted Subsidiaries for such period (including amortization of original issue discount, non-cash interest payments, the interest component of Capitalized Lease Obligations, and net payments (if any) pursuant to Hedging Obligations, excluding amortization of deferred financing fees) and (b) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; PROVIDED, HOWEVER, that Receivables Fees shall be deemed not to constitute Consolidated Interest Expense; and PROVIDED FURTHER that the consolidated interest expense of any Restricted Subsidiary that is party to any agreement that has not been legally waived that restricts the declaration or payment of dividends or similiar distributions shall be included only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income (without giving effect to clause (vii) of the definition thereof) for so long as such Restricted Subsidiary is party to any agreement that has not been legally waived that restricts the declaration or payment of dividends or similar distributions.

    "CONSOLIDATED NET INCOME" means, with respect to any Person for any period, the aggregate of the Net Income, of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; PROVIDED, HOWEVER, that (i) any net after-tax extraordinary gains or losses (less all fees and expenses relating thereto) shall be excluded, (ii) the Net Income for such period shall not include the cumulative effect of a change in accounting principles during such period,

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(iii) any net after-tax income (loss) from discontinued operations and any net after-tax gains or losses on disposal of discontinued operations shall be excluded, (iv) any net after-tax gains or losses (less all fees and expenses relating thereto) attributable to asset dispositions other than in the ordinary course of business (as determined in good faith by the Board of Directors of the Company) shall be excluded, (v) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting, shall be excluded; PROVIDED that Consolidated Net Income of the Company shall be increased by the amount of dividends or distributions or other payments paid in cash (or to the extent converted into cash) (without duplication in the case of calculating Restricted Payments or Permitted Investments) to the referent Person or a Restricted Subsidiary thereof in respect of such period, (vi) the Net Income of any Person acquired in a pooling of interests transaction shall not be included for any period prior to the date of such acquisition and (vii) the Net Income for such period of any Restricted Subsidiary shall be excluded if the declaration or payment of dividends or similar distributions by that Restricted Subsidiary of its Net Income is not at the date of determination wholly permitted without any prior governmental approval (which has not been obtained) or, directly or indirectly, by the operation of the terms of its charter or any agreement, instrument, judgment, decree, order, statute, rule, or governmental regulation applicable to that Restricted Subsidiary or its stockholders, unless such restriction with respect to the payment of dividends or in similar distributions has been legally waived; PROVIDED that Consolidated Net Income of the Company shall be increased by the amount of dividends or other distributions or other payments paid in cash (or to the extent converted into cash) (without duplication in the case of calculating Restricted Payments or Permitted Investments) to the referent Person or a Restricted Subsidiary thereof in respect of such period.

    "CONTINGENT OBLIGATIONS" means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness ("PRIMARY OBLIGATIONS") of any other Person (the "PRIMARY OBLIGOR") in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,
(i) to purchase any such primary obligation or any property constituting direct or indirect security therefor, (ii) to advance or supply funds (A) for the purchase or payment of any such primary obligation or (B) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor, or (iii) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

    "CREDIT FACILITIES" means, with respect to the Company, one or more debt facilities (including, without limitation, the Senior Credit Facilities) or commercial paper facilities with banks or other institutional lenders or indentures providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against receivables), letters of credit or other long-term indebtedness, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

    "DEFAULT" means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

    "DESIGNATED NONCASH CONSIDERATION" means the fair market value of noncash consideration received by the Company or one of its Restricted Subsidiaries in connection with an Asset Sale that is so designated as Designated Noncash Consideration pursuant to an Officers' Certificate, setting forth the basis of such valuation, executed by the principal executive officer and the principal financial officer of the Company, less the amount of cash or Cash Equivalents received in connection with a sale of such Designated Noncash Consideration.

    "DESIGNATED PREFERRED STOCK" means preferred stock of the Company (other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary) and is so designated as Designated Preferred Stock, pursuant to an Officers' Certificate executed by the principal executive officer and the principal

                                       96
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financial officer of the Company, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in paragraph (c) of the "--Limitation on Restricted Payments" covenant.

    "DISQUALIFIED STOCK" means, with respect to any Person, any Capital Stock of such Person which, by its terms (or by the terms of any security into which it is convertible or for which it is putable or exchangeable), or upon the happening of any event, matures or is mandatorily redeemable (other than as a result of a Change of Control or Asset Sale), pursuant to a sinking fund obligation or otherwise, or redeemable at the option of the holder thereof (other than as a result of a Change of Control or Asset Sale), in whole or in part, in each case prior to the date 91 days after the maturity date of the Notes; PROVIDED, HOWEVER, that if such Capital Stock is issued to any plan for the benefit of employees of the Company or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Company in order to satisfy applicable statutory or regulatory obligations.

    "EBITDA" means, with respect to any Person for any period, the Consolidated Net Income (without giving effect to clause (vii) of the definition thereof) of such Person for such period plus (a) provision for taxes based on income or profits of such Person for such period deducted in computing Consolidated Net Income, plus (b) Consolidated Interest Expense of such Person for such period and any Receivables Fees paid by such Person or any of its Restricted Subsidiaries during such period, in each case to the extent the same was deducted in calculating such Consolidated Net Income, plus (c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent such depreciation and amortization were deducted in computing Consolidated Net Income, plus (d) any expenses or charges related to any Equity Offering, Permitted Investment or Indebtedness permitted to be incurred by the Indenture (including such expenses or charges related to the Recapitalization) and deducted in such period in computing Consolidated Net Income, plus (e) the amount of any restructuring charge deducted in such period in computing Consolidated Net Income, plus (f) without duplication, any other non-cash charges reducing Consolidated Net Income for such period (excluding any such charge which requires an accrual of a cash reserve for anticipated cash charges for any future period), plus (g) the amount of any minority interest expense deducted in calculating Consolidated Net Income (other than minority interest expense relating to any Restricted Subsidiary that is party to any agreement that has not been legally waived that restricts the declaration or payment of dividends or similar distributions), less, without duplication (h) non-cash items increasing Consolidated Net Income of such Person for such period (excluding any items which represent the reversal of any accrual of, or cash reserve for, anticipated cash charges in any prior period). Notwithstanding the foregoing, the amounts described in clause (a), clauses (c) through (f) and clause (h) relating to any Restricted Subsidiary that is party to any agreement that has not been legally waived that restricts the declaration or payment of dividends or similar distributions shall be included in EBITDA only to the extent (and in the same proportion) that the Net Income of such Restricted Subsidiary was included in calculating Consolidated Net Income (without giving effect to clause (vii) of the definition thereof) for so long as such Restricted Subsidiary is party to any agreement that has not been legally waived that restricts the declaration or payment of dividends or similar distributions.

    "EQUITY INTERESTS" means Capital Stock and all warrants, options or other rights to acquire Capital Stock (but excluding any debt security that is convertible into, or exchangeable for, Capital Stock).

    "EQUITY OFFERING" means any public or private sale of common stock or preferred stock of the Company (excluding Disqualified Stock), other than (i) public offerings with respect to the Company's Common Stock registered on Form S-8 and (ii) any such public or private sale that constitutes an Excluded Contribution.

    "EXCHANGE ACT" means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "EXCLUDED CONTRIBUTION" means net cash proceeds, marketable securities or Qualified Proceeds, in each case, received by the Company from (a) contributions to its common equity capital and (b) the sale

                                       97
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(other than to a Subsidiary or to any Company or Subsidiary management equity plan or stock option plan or any other management or employee benefit plan or agreement) of Capital Stock (other than Disqualified Stock) of the Company, in each case designated as Excluded Contributions pursuant to an Officers' Certificate executed by the principal executive officer and the principal financial officer of the Company on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in paragraph (c) under "--Limitation on Restricted Payments."

    "EXISTING INDEBTEDNESS" means Indebtedness of the Company or its Restricted Subsidiaries in existence on the Issuance Date, plus interest accruing thereon, after application of the net proceeds of the sale of the Notes as described in this Prospectus.

    "FIXED CHARGE COVERAGE RATIO" means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Fixed Charges of such Person for such period. In the event that the Company or any of its Restricted Subsidiaries incurs, assumes, guarantees or redeems any Indebtedness or issues or redeems Disqualified Stock or preferred stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to the event for which the calculation of the Fixed Charge Coverage Ratio is made (the "CALCULATION DATE"), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee or redemption of Indebtedness, or such issuance or redemption of Disqualified Stock or preferred stock, as if the same had occurred at the beginning of the applicable four-quarter period. For purposes of making the computation referred to above, Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (as determined in accordance with GAAP) that have been made by the Company or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Calculation Date shall be calculated on a pro forma basis assuming that all such Investments, acquisitions, dispositions, mergers, consolidations and discontinued operations (and the reduction of any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person (that subsequently became a Restricted Subsidiary or was merged with or into the Company or any Restricted Subsidiary since the beginning of such period) shall have made any Investment, acquisition, disposition, merger, consolidation or discontinued operation that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Investment, acquisition, disposition, merger, consolidation or discontinued operation had occurred at the beginning of the applicable four-quarter period. For purposes of this definition, whenever pro forma effect is to be given to a transaction, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Company. If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Company to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. For purposes of making the computation referred to above, interest on any Indebtedness under a revolving credit facility computed on a pro forma basis shall be computed based upon the average daily balance of such Indebtedness during the applicable period. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Company may designate.

    "FIXED CHARGES" means, with respect to any Person for any period, the sum of
(a) Consolidated Interest Expense of such Person for such period and (b) all cash dividend payments (excluding items eliminated in consolidation) on any series of preferred stock of such Person.

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    "FOREIGN SUBSIDIARY" means a Restricted Subsidiary not organized or existing under the laws of the United States, any State thereof, the District of Columbia, or any territory thereof.

    "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, which are in effect on the Issuance Date. For the purposes of the Indenture, the term "consolidated" with respect to any Person shall mean such Person consolidated with its Restricted Subsidiaries, and shall not include any Unrestricted Subsidiary.

    "GOVERNMENT SECURITIES" means securities that are (a) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged or (b) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuer thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; PROVIDED that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

    "guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

    "GUARANTEE" means any guarantee of the obligations of the Company under the Indenture and the Notes by any Person in accordance with the provisions of the Indenture. When used as a verb, "Guarantee" shall have a corresponding meaning. No Guarantees were issued in connection with the initial offering and sale of the Private Notes.

    "GUARANTOR" means any Person that incurs a Guarantee; PROVIDED that upon the release and discharge of such Person from its Guarantee in accordance with the Indenture, such Person shall cease to be a Guarantor. No Guarantees were issued in connection with the initial offering and sale of the Private Notes.

    "HEDGING OBLIGATIONS" means, with respect to any Person, the obligations of such Person under (i) currency exchange, interest rate or commodity swap agreements, currency exchange, interest rate or commodity cap agreements and currency exchange, interest rate or commodity collar agreements and (ii) other agreements or arrangements designed to protect such Person against fluctuations in currency exchange, interest rates or commodity prices.

    "HOLDER" means a holder of the Notes.

    "INDEBTEDNESS" means, with respect to any Person, (a) any indebtedness of such Person, whether or not contingent (i) in respect of borrowed money, (ii) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers' acceptances (or, without double counting, reimbursement agreements in respect thereof), (iii) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations), except any such balance that constitutes a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business or (iv) representing any Hedging Obligations, if and to the extent of any of the foregoing Indebtedness (other than letters of credit and Hedging Obligations) that would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP, (b) to the extent not

                                       99
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otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the Indebtedness of another Person (other than by endorsement of negotiable instruments for collection in the ordinary course of business) and (c) to the extent not otherwise included, Indebtedness of another Person secured by a Lien on any asset owned by such Person (whether or not such Indebtedness is assumed by such Person); PROVIDED, HOWEVER, that Contingent Obligations incurred in the ordinary course of business shall be deemed not to constitute Indebtedness, and obligations under or in respect of Receivables Facilities shall not be deemed to constitute Indebtedness of a Person.

    In addition, "Indebtedness" of any Person shall include Indebtedness described in the foregoing paragraph that would not appear as a liability on the balance sheet of such Person if (1) such Indebtedness is the obligation of a partnership or joint venture that is not a Restricted Subsidiary (a "Joint Venture"), (2) such Person or a Restricted Subsidiary is a general partner of the Joint Venture (a "General Partner") and (3) there is recourse, by contract or operation of law, with respect to the payment of such Indebtedness to property or assets of such Person or a Restricted Subsidiary; and such Indebtedness shall be included in an amount not to exceed (x) the greater of (A) the net assets of the General Partner and (B) the amount of such obligations to the extent that there is recourse, by contract or operation of law, to the property or assets of such Person or a Restricted Subsidiary (other than the General Partner) or (y) if less than the amount determined pursuant to clause
(x) immediately above, the actual amount of such Indebtedness that is recourse to such Person, if the Indebtedness is evidenced by a writing and is for a determinable amount and the related interest expense shall be included in Consolidated Interest Expense to the extent paid by the Company or its Restricted Subsidiaries.

    "INDEPENDENT FINANCIAL ADVISOR" means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the judgment of the Company's Board of Directors, qualified to perform the task for which it has been engaged.

    "INVESTMENT GRADE SECURITIES" means (i) securities issued or directly and fully guaranteed or insured by the United States government or any agency or instrumentality thereof (other than Cash Equivalents), (ii) debt securities or debt instruments with a rating of BBB- or higher by S&P or Baa3 or higher by Moody's or the equivalent of such rating by such rating organization, or, if no rating of S&P or Moody's then exists, the equivalent of such rating by any other nationally recognized securities rating agency, but excluding any debt securities or instruments constituting loans or advances among the Company and its Subsidiaries, and (iii) investments in any fund that invests exclusively in investments of the type described in clauses (i) and (ii) which fund may also hold immaterial amounts of cash pending investment and/or distribution.

    "INVESTMENTS" means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding advances to customers, commission, travel and similar advances to officers and employees made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet of the Company in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of "Unrestricted Subsidiary" and the covenant described under "--Certain Covenants--Limitation on Restricted Payments," (i) "Investments" shall include the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Company at the time that such Subsidiary is designated an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Company shall be deemed to continue to have a permanent "Investment" in an Unrestricted Subsidiary in an amount (if positive) equal to (x) the Company's "Investment" in such Subsidiary at the time of such redesignation less (y) the portion (proportionate to the Company's equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and (ii) any

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property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer, in each case as determined in good faith by the Board of Directors.

    "ISSUANCE DATE" means the closing date for the sale and original issuance of the Private Notes under the Indenture.

    "LETTER OF CREDIT OBLIGATIONS" means all Obligations in respect of Indebtedness of the Company with respect to letters of credit issued pursuant to the Senior Credit Facilities which Indebtedness shall be deemed to consist of
(a) the aggregate maximum amount available to be drawn under all such letters of credit (the determination of such aggregate maximum amount to assume compliance with all conditions for drawing) and (b) the aggregate amount that has been paid by, and not reimbursed to, the issuers under such letters of credit.

    "LIEN" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law (including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction); PROVIDED that in no event shall an operating lease be deemed to constitute a Lien.

    "MOODY'S" means Moody's Investors Service, Inc.

    "NET INCOME" means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP and before any reduction in respect of preferred stock dividends.

    "NET PROCEEDS" means the aggregate cash proceeds received by the Company or any of its Restricted Subsidiaries in respect of any Asset Sale (including, without limitation, any cash received upon the sale or other disposition of any Designated Noncash Consideration received in any Asset Sale), net of the direct costs relating to such Asset Sale (including, without limitation, legal, accounting and investment banking fees, and brokerage and sales commissions), any relocation expenses incurred as a result thereof, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium (if any) and interest on Indebtedness required (other than required by clause (i) of the second paragraph of "-- Repurchase at the Option of Holders--Asset Sales") to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Company as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the Company after such sale or other disposition thereof, including, without limitation, pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

    "OBLIGATIONS" means any principal, interest, penalties, fees, indemnifications, reimbursements (including, without limitation, reimbursement obligations with respect to letters of credit and banker's acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

    "OFFICER" means the Chairman of the Board, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Company.

    "OFFICERS' CERTIFICATE" means a certificate signed on behalf of the Company by two Officers of the Company, one of whom must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Company that meets the requirements set forth in the Indenture.

    "PARI PASSU INDEBTEDNESS" means (a) with respect to the Notes, Indebtedness which ranks PARI PASSU in right of payment to the Notes and (b) with respect to any Guarantee, Indebtedness which ranks PARI PASSU in right of payment to such Guarantee.

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    "PERMITTED HOLDERS" means KKR and any of its Affiliates.

    "PERMITTED INVESTMENTS" means (a) any Investment in the Company or any Restricted Subsidiary; (b) any Investment in cash and Cash Equivalents or Investment Grade Securities; (c) any Investment by the Company or any Restricted Subsidiary of the Company in a Person that is engaged in a Similar Business if as a result of such Investment (i) such Person becomes a Restricted Subsidiary or (ii) such Person, in one transaction or a series of related transactions, is merged, consolidated or amalgamated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Company or a Restricted Subsidiary; (d) any Investment in securities or other assets not constituting cash or Cash Equivalents and received in connection with an Asset Sale made pursuant to the provisions of "--Repurchase at the Option of Holders--Asset Sales" or any other disposition of assets not constituting an Asset Sale; (e) any Investment existing on the Issuance Date; (f) advances to employees not in excess of $10.0 million outstanding at any one time, in the aggregate; (g) any Investment acquired by the Company or any of its Restricted Subsidiaries (i) in exchange for any other Investment or accounts receivable held by the Company or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable or (ii) as a result of a foreclosure by the Company or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default; (h) Hedging Obligations permitted under clause (i) of the "Limitation of Incurrence of Indebtedness and Issuance of Disqualified Stock" covenant; (i) loans and advances to officers, directors and employees for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business; (j) any Investment in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (j) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds), not to exceed the greater of (x) $75.0 million or (y) 15% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (k) Investments the payment for which consists of Equity Interests of the Company (exclusive of Disqualified Stock); PROVIDED, HOWEVER, that such Equity Interests will not increase the amount available for Restricted Payments under clause (c) of the "Limitation on Restricted Payments" covenant; (l) additional Investments having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (l) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (xiii) of the second paragraph of "-- Limitation on Restricted Payments"), not to exceed the greater of (x) $30.0 million or (y) 5% of Total Assets at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); (m) Investments in a Similar Business having an aggregate fair market value, taken together with all other Investments made pursuant to this clause (m) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of cash, marketable securities and/or Qualified Proceeds or distributions made pursuant to clause (xiii) of the second paragraph of "-- Limitation on Restricted Payments"), not to exceed $75.0 million at the time of such Investment (with the fair market value of each Investment being measured at the time made and without giving effect to subsequent changes in value); PROVIDED that at the time of such Investment the Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first sentence of the covenant described under "--Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;" (n) Investments relating to any special purpose Wholly-Owned Subsidiary of the Company organized in connection with a Receivables Facility that, in the good faith determination of the Board of Directors of the Company, are necessary or advisable to effect such Receivables Facility; (o) guarantees (including Guarantees) of Indebtedness permitted under the covenant "--Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock;" and (p) any transaction

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to the extent it constitutes an investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under "Certain Covenants--Transactions with Affiliates" (except transactions described in clauses (ii), (vi), (vii) and (xi) of such paragraph).

    "PERSON" means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

    "preferred stock" means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

    "RECEIVABLES FACILITY" means one or more receivables financing facilities, as amended from time to time, pursuant to which the Company and/or any of its Restricted Subsidiaries sells its accounts receivable to a Person that is not a Restricted Subsidiary.

    "RECEIVABLES FEES" means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Restricted Subsidiary in connection with, any Receivables Facility.

    "QUALIFIED PROCEEDS" means assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business; PROVIDED that the fair market value of any such assets or Capital Stock shall be determined by the Board of Directors in good faith, except that in the event the value of any such assets or Capital Stock may exceed $25.0 million or more, the fair value shall be determined in writing by an independent investment banking firm of nationally recognized standing.

    "RELATED PARTIES" means any Person controlled by a Permitted Holder, including any partnership or limited liability company of which a Permitted Holder or its Affiliates is the general partner or managing member, as the case may be.

    "REPURCHASE OFFER" means an offer made by the Company to purchase all or any portion of a Holder's Notes pursuant to the provisions described under the covenants entitled "--Repurchase at the Option of Holders-Change of Control" or "--Repurchase at the Option of Holders--Asset Sales."

    "RESTRICTED INVESTMENT" means an Investment other than a Permitted
Investment.

    "RESTRICTED SUBSIDIARY" means, at any time, any direct or indirect Subsidiary of the Company that is not then an Unrestricted Subsidiary; PROVIDED, HOWEVER, that upon the occurrence of an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of "Restricted Subsidiary."

    "S&P" means Standard and Poor's Ratings Group.

    "SECURITIES ACT" means the Securities Act of 1933, as amended, and the rules and regulations of the Commission promulgated thereunder.

    "SIGNIFICANT SUBSIDIARY" means any Subsidiary that would be a "significant subsidiary" as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such Regulation is in effect on the date hereof.

    "SENIOR CREDIT FACILITIES" means that certain Credit Agreement dated as of January 21, 1998 among the Company, Accuride Canada, Inc., the Lenders, Issuing Bank and Swing Line Bank (each as defined therein) from time to time party thereto, the Bank Agent, Citicorp Securities, Inc. as Arranger, Bankers Trust Company as Syndication Agent and Wells Fargo Bank N.A. as Documentation Agent, including any collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements or refundings thereof and any indentures or credit facilities or commercial paper facilities with banks or other institutional lenders that replace, refund or refinance any part of the loans, notes, other credit facilities or commitments thereunder,

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including any such replacement, refunding or refinancing facility or indenture that increases the amount borrowable thereunder or alters the maturity thereof, PROVIDED, HOWEVER, that in connection with any facilities which refund, replace or refinance such Credit Agreement there shall not be more than one facility at any one time that is identified as the Senior Credit Facilities and, if at any time there is more than one facility which would constitute the Senior Credit Facilities, the Company will designate to the Trustee which one of such facilities will be the Senior Credit Facilities for purposes of the Indenture.

    "SIMILAR BUSINESS" means the vehicular wheel and rim business and any activity or business incidental, directly related or similar thereto, or any line of business engaged in by the Company or its Subsidiaries on the Issuance Date or any business activity that is a reasonable extension, development or expansion thereof or ancillary thereto.

    "SUBORDINATED INDEBTEDNESS" means (a) with respect to the Notes, any Indebtedness of the Company which is by its terms subordinated in right of payment to the Notes and (b) with respect to any Guarantee, any Indebtedness of the applicable Guarantor which is by its terms subordinated in right of payment to such Guarantee.

    "SUBSIDIARY" means, with respect to any Person, (i) any corporation, association, or other business entity (other than a partnership, joint venture or limited liability company) of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof and (ii) any partnership, joint venture, limited liability company or similar entity of which (x) more than 50% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise and (y) such Person or any Wholly Owned Restricted Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

    "TOTAL ASSETS" means the total consolidated assets of the Company and its Restricted Subsidiaries, as shown on the most recent balance sheet of the Company.

    "UNRESTRICTED SUBSIDIARY" means (i) any Subsidiary of the Company which at the time of determination is an Unrestricted Subsidiary (as designated by the Board of Directors of the Company, as provided below) and (ii) any Subsidiary of an Unrestricted Subsidiary. The Board of Directors of the Company may designate any Subsidiary of the Company (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests of, or owns, or holds any Lien on, any property of, the Company or any Subsidiary of the Company (other than any Subsidiary of the Subsidiary to be so designated), PROVIDED that (a) any Unrestricted Subsidiary must be an entity of which shares of the capital stock or other equity interests (including partnership interests) entitled to cast at least a majority of the votes that may be cast by all shares or equity interests having ordinary voting power for the election of directors or other governing body are owned, directly or indirectly, by the Company, (b) the Company certifies that such designation complies with the covenants described under "--Certain Covenants--Limitation on Restricted Payments" and (c) each of (I) the Subsidiary to be so designated and (II) its Subsidiaries has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Company or any of its Restricted Subsidiaries. The Board of Directors may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; PROVIDED that, immediately after giving effect to such designation,
(i) the Company could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test described under "--Certain Covenants--Limitations on Incurrence of Indebtedness and Issuance of Disqualified Stock" or (ii) the Fixed Charge Coverage Ratio for the Company and

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its Restricted Subsidiaries would be greater than such ratio for the Company and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation. Any such designation by the Board of Directors shall be notified by the Company to the Trustee by promptly filing with the Trustee a copy of the board resolution giving effect to such designation and an Officers' Certificate certifying that such designation complied with the foregoing provisions.

    "VOTING STOCK" of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the Board of Directors of such Person.

    "WEIGHTED AVERAGE LIFE TO MATURITY" means, when applied to any Indebtedness or Disqualified Stock, as the case may be, at any date, the quotient obtained by dividing (i) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock multiplied by the amount of such payment, by (ii) the sum of all such payments.

    "WHOLLY OWNED RESTRICTED SUBSIDIARY" is any Wholly Owned Subsidiary that is a Restricted Subsidiary.

    "WHOLLY OWNED SUBSIDIARY" of any Person means a Subsidiary of such Person 100% of the outstanding Capital Stock or other ownership interests of which (other than directors' qualifying shares) shall at the time be owned by such Person or by one or more Wholly Owned Subsidiaries of such Person and one or more Wholly Owned Subsidiaries of such Person.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

    In the opinion of Latham & Watkins, counsel to the Company, the following discussion describes the material federal income tax consequences expected to result to Holders whose Private Notes are exchanged for Exchange Notes in the Exchange Offer. Such opinion is based upon current provisions of the Internal Revenue Code of 1986, as amended, applicable Treasury regulations, judicial authority and administrative rulings and practice. There can be no assurance that the Internal Revenue Service (the "Service") will not take a contrary view, and no ruling from the Service has been or will be sought with respect to the Exchange Offer. Legislative, judicial or administrative changes or interpretations may be forthcoming that could alter or modify the statements and conclusions set forth herein. Any such changes or interpretations may or may not be retroactive and could affect the tax consequences to Holders. Certain Holders (including insurance companies, tax-exempt organizations, financial institutions, broker-dealers, foreign corporations, and persons who are not citizens or residents of the United States) may be subject to special rules not discussed below. EACH HOLDER OF PRIVATE NOTES SHOULD CONSULT ITS OWN TAX ADVISOR AS TO THE PARTICULAR TAX CONSEQUENCES OF EXCHANGING PRIVATE NOTES FOR EXCHANGE NOTES, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN LAWS.

    The exchange of Private Notes for Exchange Notes will be treated as a "non-event" for federal income tax purposes. As a result, no material federal income tax consequences will result to Holders exchanging Private Notes for Exchange Notes.

                         BOOK ENTRY; DELIVERY AND FORM

    Except as set forth below, the Notes will be issued in registered, global form in minimum denominations of $1,000 and integral multiples of $1,000 in excess thereof. The Notes initially will be represented by one or more Notes in registered, global form without interest coupons (collectively, the "Global Notes"). The Global Notes will be deposited upon issuance with the Trustee as custodian for The Depository Trust Company ("DTC"), in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant in DTC as described below.

    Except as set forth below, the Global Notes may be transferred, in whole and not in part, only to another nominee of DTC or to a successor of DTC or its nominee. Beneficial interests in the Global Notes may not be exchanged for Notes in certificated form except in the limited circumstances described below. See "--Exchange of Book-Entry Notes for Certificated Notes." In addition, transfers of beneficial interests in the Global Notes will be subject to the applicable rules and procedures of DTC and its direct or indirect participants (including, if applicable, those of Euroclear and Cedel), which may change from time to time.

    Initially, the Trustee will act as Paying Agent and Registrar. The Notes may be presented for registration of transfer and exchange at the offices of the Registrar.

DEPOSITORY PROCEDURES

    The following description of the operations and procedures of DTC, Euroclear and Cedel are provided solely as a matter of convenience. These operations and procedures are solely within the control of the respective settlement systems and are subject to changes by them from time to time. The Company takes no responsibility for these operations and procedures and urges investors to contact the system or their participants directly to discuss these matters.

    DTC has advised the Company that DTC is a limited-purpose trust company created to hold securities for its participating organizations (collectively the "Participants") and to facilitate the clearance and settlement of transactions in those securities between Participants though electronic book-entry changes in accounts of its Participants. The Participants include securities brokers and dealers (including the Initial Purchasers), banks, trust companies, clearing corporations and certain other organizations. Access to

DTC's system is also available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a Participant, either directly or indirectly (collectively, the "Indirect Participants"). Persons who are not Participants may beneficially own securities held by or on behalf of DTC only through the Participants or the Indirect Participants. The ownership interests in, and transfers of ownership interests in each security held by or on behalf of DTC are recorded on the records of the Participants and Indirect Participants.

    DTC has also advised the Company that, pursuant to procedures established by it, (i) upon deposit of the Global Notes, DTC will credit the accounts of Participants designated by the Initial Purchasers with portions of the principal amount of the Global Notes and (ii) ownership of such interest in the Global Notes will be shown on, and the transfer of ownership thereof will be effected only though, records maintained by DTC (with respect to the Participants) or by the Participants and the Indirect Participants (with respect to other owners of beneficial interest in the Global Notes).

    Investors in the Global Notes may hold their interests therein directly through DTC, if they are Participants in such system, or indirectly through organizations (including Euroclear and Cedel) which are Participants in such system. Euroclear and Cedel will hold interest in the Global Notes on behalf of their participants through customers' securities accounts in their respective names on the books of their respective depositories, which are Morgan Guaranty Trust Company of New York, Brussels office, as operator and depositary of Euroclear and Citibank, N.A. as the operator and depositary of Cedel. All interests in a Global Note, including those held through Euroclear or Cedel, may be subject to the procedures and requirements of DTC. Those interests held through Euroclear or Cedel may also be subject to the procedures and requirements of such systems. The laws of some states require that certain persons take physical delivery in definitive form of securities that they own. Consequently, the ability to transfer beneficial interest in a Global Note to such persons will be limited to that extent. Because DTC can act only on behalf of Participants, which in turn act on behalf of Indirect Participants, the ability of a person having beneficial interests in a Global Note to pledge such interests to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interests, may be affected by the lack of a physical certificate evidencing such interests. For certain other restrictions on the transferability of the Notes, see "--Exchange of Book-Entry Notes for Certificated Notes."

    EXCEPT AS DESCRIBED BELOW, OWNERS OF INTEREST IN THE GLOBAL NOTES WILL NOT HAVE NOTES REGISTERED IN THEIR NAMES, WILL NOT RECEIVE PHYSICAL DELIVERY OF NOTES IN CERTIFICATED FORM AND WILL NOT BE CONSIDERED THE REGISTERED OWNERS OR "HOLDERS" THEREOF UNDER THE INDENTURE FOR ANY PURPOSE.

    Payments in respect of the principal of, and premium, if any, interest and additional interest in a Global Note registered in the name of DTC or its nominee will be payable to DTC in its capacity as the registered Holder under the Indenture. Under the terms of the Indenture, the Company and the Trustee will treat the persons in whose names the Notes, including the Global Notes, are registered as the owners thereof for the purpose of receiving such payments and for any and all other purposes whatsoever. Consequently, neither the Company, the Trustee nor any agent of the Company or the Trustee has or will have any responsibility or liability for (i) any aspect of DTC's records or any Participant's or Indirect Participant's records relating to or payments made on account of beneficial ownership interests in the Global Notes, or for maintaining, supervising or reviewing any of DTC's records or any Participant's or Indirect Participant's records relating to the beneficial ownership interests in the Global Notes or (ii) any other matter relating to the actions and practices of DTC or any of its Participants or Indirect Participants. DTC has advised the Company that its current practice upon receipt of any payment in respect of securities such as the Notes (including principal and interest), is to credit the accounts of the relevant Participants with the payment on the payment date, in amounts proportionate to their respective holdings in the principal amount of beneficial interest in the relevant security as shown on the records of DTC unless DTC has reason to believe it will not receive payment on such payment date. Payments by the Participants and the Indirect Participants to the beneficial owners of Notes will be governed by standing instructions and customary practices and will be the responsibility of the Participants or the Indirect

Participants and will not be the responsibility of DTC, the Trustee or the Company. Neither the Company nor the Trustee will be liable for any delay by DTC or any of its Participants in identifying the beneficial owners of the Notes, and the Company and the Trustee may conclusively rely on and will be protected in relying on instructions from DTC or its nominee for all purposes.

    Except for trades involving only Euroclear and Cedel participants, interest in the Global Notes are expected to be eligible to trade in DTC's Same-Day Funds Settlement System and secondary market trading activity in such interests will, therefore, settle in immediately available funds, subject in all cases to the rules and procedures of DTC and its Participants. See "--Same Day Settlement and Payment."

    Transfers between Participants in DTC will be effected in accordance with DTC's procedures, and will be settled in same day funds, and transfers between participants in Euroclear and Cedel will be effected in the ordinary way in accordance with respective rules and operating procedures.

    Cross-market transfers between the Participants in DTC, on the one hand, and Euroclear or Cedel participants, on the other hand, will be effected through DTC in accordance with DTC's rules on behalf of Euroclear or Cedel, as the case may be, by its respective depositary; however, such cross-market transactions will require delivery of instructions to Euroclear or Cedel, as the case may be, by the counterparty in such system in accordance with the rules and procedures and within the established deadlines (Brussels time for Euroclear and United Kingdom time for Cedel) of such system. Euroclear or Cedel, as the case may be, will, if the transaction meets its settlement requirements, deliver instructions to its respective depositary to take action to effect final settlement on its behalf by delivering or receiving interests in the relevant Global Note in DTC, and making or receiving payment in accordance with normal procedures for same-day funds settlement applicable to DTC. Euroclear participants and Cedel participants may not deliver instructions directly to the depositories for Euroclear or Cedel.

    DTC has advised the Company that it will take any action permitted to be taken by a Holder of Notes only at the direction of one or more Participants to whose account DTC has credited the interests in the Global Notes and only in respect of such portion of the aggregate principal amount of the Notes as to which such Participant or Participants has or have given such direction. However, if there is an Event of Default under the Notes, DTC reserves the right to exchange the Global Notes for legended Notes in certificated form, and to distribute such Notes to its Participants.

    Although DTC, Euroclear and Cedel have agreed to the foregoing procedures to facilitate transfers of interest in the Global Notes among Participants in DTC, Euroclear and Cedel, they are under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither the Company nor the Trustee nor any of their respective agents will have any responsibility for the performance by DTC, Euroclear or Cedel or their respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

EXCHANGE OF BOOK-ENTRY NOTES FOR CERTIFICATED NOTES

    A Global Note is exchangeable for definitive Notes in registered certificated form ("Certificated Notes") if (i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary or (y) has ceased to be a clearing agency registered under the Exchange Act, (ii) the Company, at its option, notifies the Trustee in writing that it elects to cause the issuance of the Certificated Notes or (iii) there shall have occurred and be continuing a Default or Event of Default with respect to the Notes. In addition, beneficial interests in a Global Note may be exchanged for Certificated Notes upon request but only upon prior written notice given to the Trustee by or on behalf of DTC in accordance with the Indenture. In all cases, Certificated Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures) and will bear the applicable restrictive legend referred to in "Notice to Investors," unless the Company determines otherwise in compliance with applicable law.

SAME DAY SETTLEMENT AND PAYMENT

    The Indenture requires that payments in respect of the Notes represented by the Global Notes (including principal, premium, if any, interest and Liquidated Damages, if any) be made by wire transfer of immediately available funds to the accounts specified by the Global Note Holder. With respect to Notes in certificated form, the Company will make all payments of principal, premium, if any, interest and additional interest, if any, by wire transfer of immediately available funds to the accounts specified by the Holders thereof or, if no such account is specified, by mailing a check to each such holder's registered address. The Notes represented by the Global Notes are expected to trade in the PORTAL market and to trade in the Depositary's Same-Day Funds Settlement System and any permitted secondary market trading activity in such Notes will, therefore, be required by the Depositary to be settled in immediately available funds. The Company expects that secondary trading in any certificated Notes will also be settled in immediately available funds.

    Because of time zone differences, the securities account of a Euroclear or Cedel participant purchasing an interest in a Global Note from a Participant in DTC will be credited, and any such crediting will be reported to the relevant Euroclear or Cedel participant, during the securities settlement processing day (which must be a business day for Euroclear and Cedel) immediately following the settlement date of DTC. DTC has advised the Company that cash received in Euroclear or Cedel as a result of sales of interests in a Global Note by or through a Euroclear or Cedel participant to a Participant in DTC will be received with a value on the settlement date of DTC but will be available in the relevant Euroclear or Cedel cash account only as of the business day for Euroclear or Cedel following DTC's settlement date.

                              PLAN OF DISTRIBUTION

    Each broker-dealer that receives Exchange Notes for its own account pursuant to the Exchange Offer must acknowledge that it will deliver a prospectus in connection with any resale of such Exchange Notes. This Prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with the resale of Exchange Notes received in exchange for Private Notes where such Private Notes were acquired as a result of market-making activities or other trading activities. A broker-dealer may not participate in the Exchange Offer with respect to the Private Notes acquired other than as a result of market-making activities or other trading activities. The Company has indicated that for a period of 90 after the Expiration Date, it will make this Prospectus, as amended or supplemented, available to any broker-dealer that requests such document in the Letter of Transmittal for use in connection with any such resale.

    The Company will not receive any proceeds from any sale of Exchange Notes by broker-dealers or any other persons. Exchange Notes received by broker-dealers for their own account pursuant to the Exchange Offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the Exchange Notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such Exchange Notes. Any broker-dealer that resells Exchange Notes that were received by it for its own account pursuant to the Exchange Offer and any broker or dealer that participates in a distribution of such Exchange Notes may be deemed to be an "underwriter" within the meaning of the Securities Act and any profit on any such resale of Exchange Notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The Letter of Transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an "underwriter" within the meaning of the Securities Act.

    The Company has agreed to pay all expenses incident to the Company's performance of, or compliance with, the Registration Rights Agreement and will indemnify the Holders of Private Notes

(including any broker-dealers), and certain parties related to such Holders, against certain liabilities, including liabilities under the Securities Act.

    By its acceptance of the Exchange Offer, any broker-dealer that receives Exchange Notes pursuant to the Exchange Offer hereby agrees to notify the Company prior to using the Prospectus in connection with the sale or transfer of Exchange Notes, and acknowledges and agrees that, upon receipt of notice from the Company of the happening of any event which makes any statement in the Prospectus untrue in any material respect or which requires the making of any changes in the Prospectus in order to make the statements therein not misleading or which may impose upon the Company disclosure obligations that may have a material adverse effect on the Company (which notice the Company agrees to deliver promptly to such broker-dealer), such broker-dealer will suspend use of the Prospectus until the Company has notified such broker-dealer that delivery of the Prospectus may resume and has furnished copies of any amendment or supplement to the Prospectus to such broker-dealer.

                                 LEGAL MATTERS

    Certain legal matters will be passed upon for the Company by Latham & Watkins, New York, New York. Certain partners of Latham & Watkins, members of their families, related persons and others, have an indirect interest, through limited partnerships, through KKR 1996 Fund L.P., in less than 1% of the Common Stock.

                                    EXPERTS

    The consolidated financial statements as of December 31, 1997 and 1996 and for each of the three years in the period ended December 31, 1997 included in this Prospectus and in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company is not currently subject to the periodic reporting and other information requirements of the Exchange Act. The Company will become subject to such requirements upon the effectiveness of the Registration Statement. Pursuant to the Indenture, the Company has agreed that, for so long as any of the Notes remain outstanding, it will furnish to the Holders, (i) all quarterly and annual financial information that would be required to be contained in a filing with the Commission on Forms 10-Q and 10-K if the Company were required to file such Forms, including for each such Form, (ii) all reports that would be required to be filed with the Commission on Form 8-K if the Company were required to file such reports and (iii) any other information, documents and other reports that the Company would be required to file with the Commission if it were subject to
Section 13 or 15(d) of the Exchange Act. In addition, whether or not required by the rules and regulations of the Commission, the Company will also agree to file a copy of all such information and reports with the Commission for public availability (unless the Commission will not accept such a filing) and make such information available to securities analysts and prospective investors upon request.

    This Prospectus constitutes part of a registration statement on Form S-4 (the "Registration Statement") filed with the under the Securities Act with respect to the Exchange Notes offered hereby. As permitted by the rules and regulations of the Commission, this Prospectus omits certain information, exhibits and undertakings contained in the Registration Statement. For further information with respect to the Company and the Exchange Notes offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof. The Registration Statement (and the exhibits and schedules thereto), as well as the periodic reports and other information filed by the Company with the Commission, may be inspected and copied at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington,

D.C. 20549 and at the regional offices of the Commission located at Room 1400, 75 Park Place, New York, New York 10007 and Suite 1400, Northwestern Atrium Center, 500 West Madison Street, Chicago, Illinois 60661-2511. Copies of such materials may be obtained from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois at the prescribed rates. Additionally, the Commission maintains a Web site that contains reports, proxy and information statements regarding registrants that file electronically with the Commission and the address of this site is http://www.sec.gov. Statements contained in this Prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference.

                                    GLOSSARY

    The following is a description of certain terms used in this Prospectus.

    ADM--Accuride de Mexico S.A. de C.V., the Company's 51%-owned venture with IaSa that manufactures and supplies steel Wheels. ADM was formed to enable the Company to serve more effectively its customers in Mexico and other Latin American countries.

    AKW--AKW, L.P., the Company's 50%-owned joint venture with Kaiser that manufactures and supplies aluminum Wheels. AKW was established in May 1997 and replaced the Company's twenty-five-year buy-and-resell relationship with Kaiser.

    AOT--AOT, Inc., a 50%-owned joint venture with Goodyear to provide Navistar with Wheel/tire assembly services.

    CAW--Canadian Auto Workers Union.

    CHROME TECH WHEEL--A chrome-plated plastic, cladded single steel Wheel marketed under the name Chrome Tech-Registered Trademark-.

    CONTROLLABLE COSTS--Costs that are considered to be within the direct and immediate control of a facility's management, consisting generally of manufacturing costs less the cost of raw materials (which includes steel, paint and weldwire), depreciation, taxes and insurance.

    DUAL WHEELS--Heavy/Medium Wheels or Light Truck Wheels that are designed to be mounted in tandem (i.e., side-by-side such that there are two wheels on each end of an axle) or individually. Heavy/ Medium Wheels includes Wheels made for Heavy/Medium Trucks and Wheels made for Trailers.

    HEAVY/MEDIUM TRUCKS--Heavy and medium over-the-road vehicles designed to carry over 10,000 pounds such as large multi-axle rigs, buses and moving trucks.

    HEAVY/MEDIUM WHEELS--Steel and aluminum Wheels for Heavy/Medium Trucks and Trailers.

    HENDERSON FACILITY--The Company's headquarters and one of its manufacturing facilities in North America. The Company manufactures steel Heavy/Medium Wheels at this facility.

    IASA--Industria Automotriz S.A. de C.V., Mexico's only commercial vehicle Wheel manufacturer and a minority owner of the ADM venture.

    KAISER--Kaiser Aluminum and Chemical Corporation, a 50% owner of the AKW joint venture.

    LIGHT TRUCKS--Commercial trucks, pick-up trucks, sports utility vehicles and vans and other vehicles (excluding passenger cars) with gross weights below 10,000 pounds.

    LIGHT TRUCK WHEELS--Steel and aluminum Wheels for Light Trucks.

    MONTERREY FACILITY--ADM's greenfield facility in Monterrey, Mexico that is scheduled to begin producing steel Wheels in mid-1999.

    OEMS--Original equipment manufacturers.

    ONTARIO FACILITY--The Company's facility in London, Ontario, Canada that manufactures steel Heavy/ Medium Wheels and Light Truck Wheels.

    PRODUCTIVITY--Pounds of finished goods produced per employee work hour.

    TENNESSEE FACILITY--The Company's new Light Truck Wheel facility that is being developed in Columbia, Tennessee and will begin producing Chrome Tech Wheels for Ford's Expedition, Navigator and F-series trucks in mid-1998.

    TIER I SUPPLIER--A supplier that designs, engineers, manufactures and conducts quality control testing is generally referred to as a "Tier I" supplier.

    TRAILERS--Trailers such as trailers and semitrailers used by tractor-trailers and other large trucks.

    UAW--United Auto Workers Union.

    WHEELS--Wheels and rims.

                         INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report..........................................................         F-2

Consolidated Balance Sheets as of December 31, 1996 and 1997..........................         F-3

Consolidated Statements of Income for each of the three years in the period ended
 December 31, 1997....................................................................         F-4

Consolidated Statements of Stockholder's Equity for each of the three years in the
 period ended December 31, 1997.......................................................         F-5

Consolidated Statements of Cash Flows for each of the three years in the period ended
 December 31, 1997....................................................................         F-6

Notes to Consolidated Financial Statements............................................         F-7

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of Accuride Corporation:

We have audited the accompanying consolidated balance sheets of Accuride Corporation and subsidiaries as of December 31, 1996 and 1997, and the related consolidated statements of income, stockholder's equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Accuride Corporation and subsidiaries as of December 31, 1996 and 1997, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1997 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Indianapolis, Indiana
January 28, 1998

                              ACCURIDE CORPORATION

                          CONSOLIDATED BALANCE SHEETS

                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                 DECEMBER 31,
                                                                                            ----------------------
                                          ASSETS                                               1996        1997
------------------------------------------------------------------------------------------  ----------  ----------
CURRENT ASSETS:
  Cash and cash equivalents...............................................................  $    6,311  $    7,418
  Customer receivables, net of allowance for doubtful accounts of $1,595 and $967.........      29,677      37,077
  Other receivables.......................................................................       1,720      11,768
  Inventories, net........................................................................      27,379      29,107
  Supplies................................................................................       6,240       6,458
  Deferred income taxes...................................................................       2,509
  Prepaid expenses........................................................................         686         143
                                                                                            ----------  ----------
      Total current assets................................................................      74,522      91,971
PROPERTY, PLANT AND EQUIPMENT, NET........................................................     113,780     133,997
OTHER ASSETS:
  Goodwill, net of accumulated amortization of $25,232 and $28,089........................      89,027      86,171
  Investment in affiliates................................................................       2,013      24,765
  Other...................................................................................       9,361      10,543
                                                                                            ----------  ----------
TOTAL.....................................................................................  $  288,703  $  347,447
                                                                                            ----------  ----------
                           LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
  Accounts payable........................................................................  $   17,557  $   19,237
  Short-term notes payable................................................................                  16,040
  Accrued payroll and compensation........................................................       6,651       8,015
  Accrued taxes payable...................................................................       1,334       1,939
  Customer deposits on containers.........................................................       1,033       1,098
  Deferred income taxes...................................................................                   1,481
  Tooling deposit.........................................................................                   5,261
  Accrued and other liabilities...........................................................       3,028       4,066
                                                                                            ----------  ----------
      Total current liabilities...........................................................      29,603      57,137
DEFERRED INCOME TAXES.....................................................................      16,231      16,123
OTHER LIABILITIES.........................................................................      14,418      13,253
MINORITY INTEREST.........................................................................                   4,879
COMMITMENTS AND CONTINGENCIES (Notes 10 and 11)
STOCKHOLDER'S EQUITY
  Preferred stock, $.01 par value; 5,000 shares authorized and unissued
  Common stock and additional paid-in capital, $.01 par value; 45,000 shares authorized,
    24,000 shares issued and outstanding                                                       180,168     178,931
  Minimum pension liability...............................................................      (1,004)
  Retained earnings.......................................................................      49,287      77,124
                                                                                            ----------  ----------
      Total stockholder's equity..........................................................     228,451     256,055
                                                                                            ----------  ----------
TOTAL.....................................................................................  $  288,703  $  347,447
                                                                                            ----------  ----------
                                                                                            ----------  ----------

                See notes to consolidated financial statements.

                              ACCURIDE CORPORATION

                       CONSOLIDATED STATEMENTS OF INCOME

                             (DOLLARS IN THOUSANDS)

                                                                                    YEARS ENDED DECEMBER 31,
                                                                               ----------------------------------
                                                                                  1995        1996        1997
                                                                               ----------  ----------  ----------
NET SALES....................................................................  $  357,802  $  307,830  $  332,966

COST OF GOODS SOLD...........................................................     293,253     246,107     266,972
                                                                               ----------  ----------  ----------

GROSS PROFIT.................................................................      64,549      61,723      65,994

SELLING, GENERAL AND ADMINISTRATIVE..........................................      16,869      17,941      21,316
                                                                               ----------  ----------  ----------

INCOME FROM OPERATIONS.......................................................      47,680      43,782      44,678

OTHER INCOME (EXPENSE):
  Interest income............................................................         752         433         530
  Interest (expense).........................................................         (35)        (33)       (145)
  Equity in earnings of affiliates...........................................         300         115       4,384
  Other income (expense), net................................................      (1,375)       (381)        548
                                                                               ----------  ----------  ----------

INCOME BEFORE INCOME TAXES...................................................      47,322      43,916      49,995
                                                                               ----------  ----------  ----------

INCOME TAX PROVISION.........................................................      20,730      17,450      22,158
                                                                               ----------  ----------  ----------

NET INCOME...................................................................  $   26,592  $   26,466  $   27,837
                                                                               ----------  ----------  ----------
                                                                               ----------  ----------  ----------

                See notes to consolidated financial statements.

                              ACCURIDE CORPORATION

                CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY

                             (DOLLARS IN THOUSANDS)

                                                              COMMON STOCK
                                                                  AND
                                                               ADDITIONAL     MINIMUM                    TOTAL
                                                                PAID-IN       PENSION     RETAINED   STOCKHOLDER'S
                                                                CAPITAL      LIABILITY    EARNINGS      EQUITY
                                                             --------------  ----------  ----------  -------------
BALANCE AT JANUARY 1, 1995.................................   $    222,349   $     (316) $   49,229   $   271,262
Net income.................................................                                  26,592        26,592
Net cash (to) from parent..................................        (57,718)                               (57,718)
Minimum pension liability..................................                      (1,055)                   (1,055)
                                                             --------------  ----------  ----------  -------------

BALANCE AT DECEMBER 31, 1995...............................        164,631       (1,371)     75,821       239,081
Net income.................................................                                  26,466        26,466
Net cash (to) from parent..................................         15,537                                 15,537
Minimum pension liability..................................                         367                       367
Dividends to parent........................................                                 (53,000)      (53,000)
                                                             --------------  ----------  ----------  -------------

BALANCE AT DECEMBER 31, 1996...............................        180,168       (1,004)     49,287       228,451
Net income.................................................                                  27,837        27,837
Net cash (to) from parent..................................         (1,237)                                (1,237)
Minimum pension liability..................................                       1,004                     1,004
                                                             --------------  ----------  ----------  -------------

BALANCE AT DECEMBER 31, 1997...............................   $    178,931   $   --      $   77,124   $   256,055
                                                             --------------  ----------  ----------  -------------
                                                             --------------  ----------  ----------  -------------

                See notes to consolidated financial statements.

                              ACCURIDE CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                     YEARS ENDED DECEMBER 31,
                                                                                ----------------------------------
                                                                                   1995        1996        1997
                                                                                ----------  ----------  ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income..................................................................  $   26,592  $   26,466  $   27,837
  Adjustments to reconcile net income to net cash provided in operating activities:
    Depreciation..............................................................      18,265      17,270      17,870
    Amortization..............................................................       2,856       2,856       2,856
    Losses on asset dispositions..............................................       2,828       1,242         801
    Deferred income taxes.....................................................      (4,622)     (1,538)      3,212
    Equity in earnings of affiliated companies................................        (300)       (115)     (4,384)
    Minority interest.........................................................                                 171
    Changes in certain assets and liabilities:
      Receivables.............................................................       8,781       4,723     (17,448)
      Inventories and supplies................................................       4,252      (5,749)       (646)
      Prepaid expenses and other assets.......................................      (2,254)     (1,581)     (1,670)
      Accounts payable........................................................      (1,727)      2,592         680
      Customer deposits on containers.........................................      (2,101)        101          65
      Tooling deposit.........................................................                               5,261
      Accrued and other liabilities...........................................      (2,558)     (2,589)      3,614
                                                                                ----------  ----------  ----------
        Net cash provided by operating activities.............................      50,012      43,678      38,219
                                                                                ----------  ----------  ----------

CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property, plant and equipment..................................      (6,960)     (9,584)    (24,032)
  Investment in ADM...........................................................                              (4,899)
  Investment in AKW L.P.......................................................                             (20,849)
  Net cash distribution from AKW L.P..........................................                               2,482
  Other.......................................................................         194         214         233
                                                                                ----------  ----------  ----------
        Net cash used in investing activities.................................      (6,766)     (9,370)    (47,065)
                                                                                ----------  ----------  ----------

CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of short-term notes payable..........................                              16,040
  Principal payments on short-term notes payable..............................                              (4,850)
  Net cash (to) from parent...................................................     (57,718)    (37,463)     (1,237)
                                                                                ----------  ----------  ----------
        Net cash provided by (used in) financing activities...................     (57,718)    (37,463)      9,953
                                                                                ----------  ----------  ----------
Increase (decrease) in cash and cash equivalents..............................     (14,472)     (3,155)      1,107
Cash and cash equivalents, beginning of year..................................      23,938       9,466       6,311
                                                                                ----------  ----------  ----------
Cash and cash equivalents, end of year........................................  $    9,466  $    6,311  $    7,418
                                                                                ----------  ----------  ----------
                                                                                ----------  ----------  ----------

                See notes to consolidated financial statements.

                              ACCURIDE CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    BASIS OF CONSOLIDATION--The accompanying consolidated financial statements include the accounts of Accuride Corporation (the "Company") and its majority owned subsidiaries, including Accuride Canada, Inc. ("Accuride Canada"), a wholly-owned subsidiary, and Accuride de Mexico, S.A. de C.V. ("ADM"), a 51% owned joint venture with Industria Automotriz, S.A. de C.V. ("IaSa"), a Mexican corporation formed November 5, 1997. The consolidated balance sheet at December 31, 1997 includes 100 percent of the assets and liabilities of ADM and the ownership interest of IaSa is recorded as "Minority interest". The consolidated statement of income for the year ended December 31, 1997 includes 100% of the revenues and expenses of ADM from the date of formation. The minority interest in net earnings of ADM was not material in 1997 and is included in "Other income (expense), net." All significant intercompany transactions have been eliminated. Investments in affiliated companies in which the Company does not have a controlling interest are accounted for using the equity method.

    The Company is a wholly-owned subsidiary of Phelps Dodge Corporation ("PDC"). As a wholly-owned subsidiary of PDC, certain administrative functions are performed by PDC on behalf of the Company. Such functions include, but are not limited to, accounting, legal, treasury, tax, risk management, and certain employee benefit related functions. Applicable common expenses incurred by PDC have been allocated to the Company and included in the accompanying consolidated financial statements.

    BUSINESS OF THE COMPANY--The Company is engaged primarily in the design, manufacture and distribution of steel wheels and rims for trucks, trailers and certain military and construction vehicles. The Company sells its products primarily within North America, Mexico, and Latin America to original equipment manufacturers and to the aftermarket. Prior to the formation of AKW L.P. ("AKW") on May 1, 1997 (see Note 5), the Company also participated in similar segments of the aluminum wheel market whereby the Company designed and distributed aluminum wheels through a buy and resell agreement with Kaiser Aluminum & Chemical Corporation ("Kaiser"). On November 5, 1997, the Company entered into an agreement with IaSa for the formation of ADM. ADM participates in the steel wheel market throughout Mexico and Latin America. The cost associated with the Company's initial investment in ADM totaled $4,899. The Company's primary manufacturing facilities are located in Henderson, Kentucky, London, Ontario and Monterrey, Mexico. AKW's aluminum wheel facilities are located in Erie, Pennsylvania and Cuyahoga Falls, Ohio. During 1997, the Company purchased land located in Columbia, Tennessee and is currently in the process of building a facility for the production of light truck wheels. The facility is expected to cost approximately $19,000 and production is expected to begin in mid-1998.

    MANAGEMENT'S ESTIMATES AND ASSUMPTIONS--The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    REVENUE RECOGNITION--The Company records sales upon shipment and provides an allowance for estimated discounts associated with customer rebates. Prior to the formation of AKW, the Company reported sales and the associated cost of sales of aluminum wheels at their respective gross amounts pursuant to the buy and resell agreement with Kaiser. Subsequent to the formation of AKW, the

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Company's proportional share of income associated with AKW is reported as "Equity in earnings of affiliates" under the equity method.

    INVENTORIES--Inventories are stated at the lower of cost or market. Cost for substantially all inventories is determined by the last-in, first-out method
(LIFO).

    SUPPLIES--Supplies are stated at the lower of cost or market. Cost for substantially all supplies is determined by a moving-average method. The Company performs periodic evaluations of supplies and provides an allowance for obsolete items.

    PROPERTY, PLANT AND EQUIPMENT--Property, plant and equipment are carried at cost. Cost of significant assets includes capitalized interest incurred during the construction and development period. Expenditures for replacements and betterments are capitalized; maintenance and repair expenditures are charged to operations as incurred.

    Buildings, machinery and equipment are depreciated using the straight-line method over estimated lives of 5 to 40 years. Tooling is generally depreciated over a 3 year life.

    GOODWILL--Goodwill consists of costs in excess of the net assets acquired in connection with the PDC acquisition of the Company in March, 1988. Goodwill is being amortized on the straight-line method over 40 years.

    LONG-LIVED ASSETS--Statement of Financial Accounting Standards ("SFAS") No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of, among other things, requires entities to evaluate long-lived assets for impairment whenever events or changes in circumstances indicate that their carrying value may not be recoverable. Long-lived assets to be disposed of are carried at the lower of cost or fair value less the costs of disposal. Adoption of this standard in 1996 had no effect on the Company's financial position, results of operations or cash flows.

    PENSION PLANS--The Company has trusteed, non-contributory pension plans covering substantially all U.S. and Canadian employees. For certain plans, the benefits are based on career average salary and years of service and, for other plans, a fixed amount for each year of service. The Company's funding policy provides that payments to the pension trusts shall be at least equal to the minimum funding requirements of the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans or, in the case of Accuride Canada or ADM, the minimum legal requirements in each particular country. Additional payments may also be provided by the Company from time to time.

    POSTRETIREMENT BENEFITS OTHER THAN PENSIONS--The Company has postretirement health care and life insurance benefit plans covering substantially all U.S. non-bargained and Canadian employees. The Company accounts for these benefits on the accrual basis pursuant to SFAS No. 106, EMPLOYERS' ACCOUNTING FOR POSTRETIREMENT BENEFITS OTHER THAN PENSIONS. One of the principal requirements of this method is that the expected cost of providing such postretirement benefits be accrued during the years employees render the necessary service. The Company's funding policy provides that payments shall be at least equal to its cash basis obligation, plus additional amounts that may be approved by the Company from time to time.

    POSTEMPLOYMENT BENEFITS--The Company has certain postemployment benefit plans covering certain of its U.S. and Canadian employees. The benefit plans may provide severance, disability, supplemental health

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) care, life insurance or other welfare benefits. The Company accounts for these benefits on the accrual basis. The Company's funding policy provides that payments shall be at least equal to its cash basis obligation, plus additional amounts that may be approved by the Company from time to time. Liabilities associated with these benefits at the date of the Company's recapitalization (see Note 14) will be retained by PDC.

    ENVIRONMENTAL COSTS--Environmental costs are recorded when it is probable that obligations have been incurred and the costs can be reasonably estimated upon currently available facts, existing technology, and presently enacted laws and regulations.

    INCOME TAXES--Deferred tax assets and liabilities are computed based on differences between financial statement and income tax bases of assets and liabilities using enacted income tax rates. Deferred income tax expense or benefit is based on the change in deferred tax assets and liabilities from period to period, subject to an ongoing assessment of realization of deferred tax assets.

    STOCKHOLDER'S EQUITY--The Company accounts for amounts due to/from PDC as adjustments to additional paid-in capital since the companies have a common treasury function.

    RESEARCH AND DEVELOPMENT COSTS--Expenditures relating to the development of new products and processes, including significant improvements and refinements to existing products, are expensed as incurred. The amounts charged against income in 1995, 1996 and 1997 totaled $3,776, $3,689 and $3,732, respectively.

    FOREIGN CURRENCY--The assets and liabilities of Accuride Canada and ADM that are receivable or payable in cash are converted at current exchange rates, and inventories and other non-monetary assets and liabilities are converted at historical rates. Revenues and expenses are converted at average rates in effect for the period. Accuride Canada's functional currency has been determined to be the US dollar and the Mexican economy has been determined to be highly inflationary. Accordingly, gains and losses resulting from conversion of such amounts, as well as gains and losses on foreign currency transactions, are included in operating results.

    CONCENTRATIONS OF CREDIT RISK--Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash, cash equivalents and customer receivables. The Company places its cash with high quality financial institutions and limits the amount of credit exposure from any one institution. Generally, the Company does not require collateral or other security to support customer receivables.

    DERIVATIVE FINANCIAL INSTRUMENTS--The Company has only limited involvement with derivative financial instruments and does not use them for trading purposes. The Company does periodically enter into forward exchange and currency option contracts to hedge foreign currency risks associated with certain recorded transactions, firm commitments, and other anticipated transactions denominated in foreign currencies. All such hedging strategies are coordinated and managed by PDC. Gains and losses on option contracts that qualify as hedges are recognized in income at the time of the underlying hedged transaction or when a previously anticipated transaction is no longer expected to occur. Changes in market value of forward exchange contracts and certain option contracts protecting anticipated transactions are recognized in the period incurred. The effects of such transactions have been allocated to the Company by PDC and

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) are included in the accompanying consolidated financial statements as "other income or expense". The total notional amount of such derivative instruments open at December 31, 1996 and 1997 was not significant.

    NEW ACCOUNTING PRONOUNCEMENTS--In June, 1997, SFAS No. 130, Reporting Comprehensive Income, was issued. SFAS No. 130 requires that changes in the amounts of certain items, including foreign currency translation adjustments and gains and losses on certain securities be shown in the financial statements. SFAS No. 130 does not require a specific format for the financial statement in which comprehensive income is reported, but does require that an amount representing total comprehensive income be reported in that statement. SFAS No. 130 becomes effective for the fiscal year ended December 31, 1998 and requires reclassification of earlier financial statements for comparative purposes. Management has not yet determined the effect, if any, of SFAS No. 130 on the Company's consolidated financial statements.

    Also in June, 1997, SFAS No. 131, DISCLOSURES ABOUT SEGMENTS OF AN ENTERPRISE AND RELATED INFORMATION, was issued and becomes effective for the fiscal year ended December 31, 1998. This statement will change the way public companies report information about segments of their business in their annual financial statements and requires them to report selected segment information in their quarterly financial reports. It also requires entity-wide disclosures about the products and services an entity provides, countries in which it holds material assets and reports material revenues, and its major customers. Management has not yet determined the effect, if any, of SFAS No. 131 on the Company's consolidated financial statements.

    In February 1998, SFAS No. 132, EMPLOYERS DISCLOSURES ABOUT PENSIONS AND OTHER POSTRETIREMENT BENEFITS was issued and becomes effective for the fiscal year ended December 31, 1998. This statement revises employers disclosures about pension and other postretirement benefit plans. It does not change the measurement or recognition of those plans. It standardizes the disclosure requirements for pensions and other postretirement benefits to the extent practicable, requires additional information on changes in the benefit obligations and fair values of plan assets that will facilitate financial analysis and eliminates certain disclosures. Management has not yet determined the effect, if any, of SFAS No. 132 on the Company's consolidated financial statements.

    RECLASSIFICATIONS--Certain prior year amounts have been reclassified to conform with the current year presentation.

2. CONSOLIDATED STATEMENTS OF CASH FLOWS

    For the purpose of preparing the Consolidated Statements of Cash Flows, the Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Net cash amounts due to/from PDC are accounted for as capital distributions or contributions and current income taxes are cleared through the PDC intercompany account. No significant interest amounts were paid during 1995, 1996 or 1997. In 1995, the Company reclassified $6,455 of assets from property, plant and equipment to supplies.

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

2. CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
    The following supplemental cash flow information is provided for non-cash transactions that resulted in connection with the formation of ADM on November 5, 1997:

Inventory acquired..................................................  $   1,300
Property acquired...................................................     14,856
Current liabilities assumed.........................................      1,700
Short-term notes payable assumed....................................      4,850

3. INVENTORIES

    Inventories at December 31 were as follows:

                                                                            1996       1997
                                                                          ---------  ---------
Raw materials...........................................................  $   1,586  $   3,882
Work in process.........................................................      6,017      5,438
Finished manufactured goods.............................................     18,652     18,992
LIFO adjustment.........................................................      1,742      1,742
Other valuation reserves................................................       (618)      (947)
                                                                          ---------  ---------
  Inventories, net......................................................  $  27,379  $  29,107
                                                                          ---------  ---------
                                                                          ---------  ---------

4. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment at December 31 consist of the following:

                                                                           1996        1997
                                                                        ----------  ----------
Land and land improvements............................................  $    4,447  $    6,052
Buildings.............................................................      30,212      45,920
Machinery and equipment...............................................     217,938     233,926
                                                                        ----------  ----------
                                                                           252,597     285,898
Less accumulated depreciation.........................................     138,817     151,901
                                                                        ----------  ----------
  Property, plant and equipment, net..................................  $  113,780  $  133,997
                                                                        ----------  ----------
                                                                        ----------  ----------

5. INVESTMENTS IN AFFILIATES

    Included in the Company's "Equity in earnings of affiliates" in 1995, 1996 and 1997 are a 50% equity interest in AOT, Inc. ("AOT") and beginning May 1, 1997 a 50% equity interest in AKW. The following summarizes the Company's investments in affiliates.

    AOT--AOT is a joint venture between the Company and The Goodyear Tire & Rubber Company formed to provide sequenced wheel and tire assemblies for Navistar International Transportation Corporation. The Company's investment in AOT at December 31, 1996 and 1997 totaled $2,013 and $2,202, respectively.

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

5. INVESTMENTS IN AFFILIATES (CONTINUED)
    At December 31, 1996 and 1997, the Company had two outstanding notes receivable from AOT included in "Other assets" in the amount of $1,769 and $1,535, respectively, with interest rates ranging from 8.25% to 9.25%. Interest income earned on these notes receivable for 1995, 1996 and 1997 totaled $243, $207 and $180, respectively.

    The Company also performs certain administrative services for AOT pursuant to a service agreement between the two companies. Services performed include accounting and cash management, engineering and technical, environmental consulting and compliance, health, safety and risk management, quality assurance and other general and administrative services. Service fees associated with this agreement totaled $400, $360, and $360 for 1995, 1996 and 1997, respectively, and are reported as a reduction in "Selling, general and administrative expenses".

    AKW L.P.--On May 1, 1997, the Company entered into a limited partnership joint venture with Kaiser for the formation of AKW pursuant to a contribution agreement and other associated agreements (collectively, the "AKW formation agreements"). AKW manufactures and distributes aluminum wheels. Under terms of the AKW formation agreements, the Company owns a 50% interest in AKW, and accordingly, accounts for the investment using the equity method. The Company's investment in AKW at December 31, 1997 totaled $22,563.

    Pursuant to the AKW formation agreements, the Company performs all billing and collection functions for AKW as a means of providing customer convenience. "Other receivables" at December 31, 1997 include $3,350 which represent amounts due from AKW associated with such transactions.

    Summarized financial information of AOT and AKW for the years ended December 31, is as follows:

                                                                    1995       1996       1997
                                                                  ---------  ---------  ---------
Condensed Statements of Income:
  Net sales.....................................................  $   6,478  $   5,785  $  59,261
  Net earnings..................................................        600        230      8,769
Condensed Balanced Sheets:
  Current assets................................................  $   1,689  $   1,941  $  21,678
  Non-current assets............................................      7,079      6,786     42,217
                                                                  ---------  ---------  ---------
    Total.......................................................  $   8,768  $   8,727  $  63,895
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------
Current liabilities.............................................  $     805  $     963  $   7,734
Non-current liabilities.........................................      4,166      3,737      6,631
Shareholders' equity............................................      3,797      4,027     49,530
                                                                  ---------  ---------  ---------
    Total.......................................................  $   8,768  $   8,727  $  63,895
                                                                  ---------  ---------  ---------
                                                                  ---------  ---------  ---------

6. SHORT-TERM NOTES PAYABLE

    ACCURIDE CANADA--The Company, through Accuride Canada, maintains a $25,000 revolving credit facility with a Canadian financial institution. The facility is scheduled to terminate at the earlier of June 28, 1998 or a change in control. Interest on any outstanding amounts is charged at LIBOR plus 0.5% per

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

6. SHORT-TERM NOTES PAYABLE (CONTINUED)
annum (9.00% at December 31, 1997). No amounts were borrowed against the facility during 1995 or 1996. At December 31, 1997 $1,340 was outstanding. Standby commitment fees are charged on the available facility at 0.5% for 1995 and 0.125% for 1996 and 1997, respectively, and amounted to $131, $33 and $32, during 1995, 1996 and 1997 respectively.

    ADM--At December 31, 1997, the Company, through ADM, maintained a $30,000 revolving credit facility with a Mexican financial institution of which $14,700 was outstanding. Interest on any outstanding amounts is charged at LIBOR plus 125 basis points per annum, with rates ranging from 7.0% to 7.25% at December 31, 1997. The facility terminated on January 21, 1998, in connection with the recapitalization of the Company (see Note 14), at which time the oustanding borrowings were converted into a promissory note due May 4, 1998.

7. PENSION PLANS

    The Company, either stand-alone or through PDC, sponsors non-contributory employee defined benefit pension plans covering substantially all U.S. and Canadian employees (the "plans"). Employees covered under the U.S. salaried plan are eligible to participate upon the completion of one year of service and benefits are based upon career average salary from 1985 and years of service. Employees covered under the Canadian salaried plan are eligible to participate upon the completion of two years of service and benefits are based upon career average salary and years of service. Employees covered under the hourly plans are generally eligible to participate at the time of employment and benefits are generally based on a fixed amount for each year of service. U.S. hourly employees are vested in the plans after five years of service; Canadian hourly employees are vested after two years of service.

    For certain of the plans, the plan assets exceed the accumulated benefit obligations (overfunded plans) and in the remainder of the plans, the accumulated benefit obligations exceed the plan assets (underfunded plans).

    The status of employee pension benefit plans at December 31, is summarized below:

                                                                           OVERFUNDED PLANS     UNDERFUNDED PLANS
                                                                         --------------------  --------------------
                                                                           1996       1997       1996       1997
                                                                         ---------  ---------  ---------  ---------
Actuarial present value of projected benefit obligation, based on employment service to date and current salary levels.
  Vested employees.....................................................  $  16,588  $  23,956  $   9,850  $   7,564
  Non-vested employees.................................................      2,029      5,113      2,421        551
                                                                         ---------  ---------  ---------  ---------
Accumulated benefit obligation.........................................     18,617     29,069     12,271      8,115
Additional amounts related to projected salary increases...............      1,687        871        879      1,844
                                                                         ---------  ---------  ---------  ---------
Total projected benefit obligation.....................................     20,304     29,940     13,150      9,959
Plan assets at fair value..............................................     19,753     29,516     11,866      8,048
                                                                         ---------  ---------  ---------  ---------

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

7. PENSION PLANS (CONTINUED)

                                                                           OVERFUNDED PLANS     UNDERFUNDED PLANS
                                                                         --------------------  --------------------
                                                                           1996       1997       1996       1997
                                                                         ---------  ---------  ---------  ---------
Projected pension benefit obligation in excess of (less than) plan
  assets...............................................................        551        424      1,284      1,911
Additional minimum liability...........................................                            2,472
Unamortized net transition asset (obligation)..........................        321       (394)        57        645
Unrecognized prior service cost........................................     (1,642)    (1,676)      (797)      (536)
Unrecognized net gain (loss) from actuarial experience.................     (1,866)    (5,452)    (2,610)      (623)
                                                                         ---------  ---------  ---------  ---------
    Accrued (prepaid) pension cost, net................................  $  (2,636) $  (7,098) $     406  $   1,397
                                                                         ---------  ---------  ---------  ---------
                                                                         ---------  ---------  ---------  ---------

    The plans were valued between December 1 and December 31 for both 1996 and 1997. The obligations were projected to and the assets were valued as of the end of 1996 and 1997. The majority of plan assets are invested in a diversified portfolio of stocks, bonds and cash or cash equivalents. A small portion of the plan assets is invested in pooled real estate and other private corporate investment funds. Plan assets associated with the U.S. salaried pension plan are included in the master trust of the PDC retirement plan and are allocated to the Company's plan based on a proportional allocation method.

    The components of net periodic pension cost for the years ended December 31, were as follows:

                                                                     1995       1996       1997
                                                                   ---------  ---------  ---------
Benefits earned during the year..................................  $   1,060  $   1,222  $   1,336
Interest accrued on projected benefit obligation.................      2,003      2,300      2,489
Return on plan assets............................................     (2,164)    (2,479)    (3,054)
Net amortization.................................................        101        193        165
Other............................................................       (136)       197          0
                                                                   ---------  ---------  ---------
  Net periodic pension cost......................................  $     864  $   1,433  $     936
                                                                   ---------  ---------  ---------
                                                                   ---------  ---------  ---------

    Assumptions used to develop the net periodic pension cost and to value pension obligations for each of the three years in the period ended December 31, 1997 were as follows:

Discount rate.........................................................       7.25%
Rate of increase in future compensation levels........................       4.00%
Expected long-term rate of return on assets...........................       9.50%

    The Company intends to fund at least the minimum amount required under the Employee Retirement Income Security Act of 1974, as amended, for U.S. plans, or in the case of Accuride Canada, the minimum legal requirements in Canada. The Company recognizes an additional minimum liability in its consolidated financial statements for its underfunded plans. "Other liabilities" at December 31, 1996 included $2,472 relating to the additional pension liability. This amount is offset by intangible assets of $797, reductions of stockholder's equity of $1,004 and deferred tax assets of $671 at December 31, 1996.

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

7. PENSION PLANS (CONTINUED)
    The Company also sponsors certain defined contribution plans for substantially all U.S. salaried employees. Expense associated with these plans for 1995, 1996 and 1997 totaled $873, $841 and $1,062, respectively.

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS

    Substantially all of the Company's U.S. non-bargained and Canadian employees who retire from active service on or after normal retirement age of 65 are eligible for life insurance benefits. The costs of such benefits are paid through an insurance contract. Health care insurance benefits also are provided for many employees retiring from active service. The coverage is provided on a non-contributory basis for certain groups of employees and on a contributory basis for other groups. The majority of these benefits are paid by the Company.

    The status of employee postretirement benefit plans at December 31, is summarized below:

                                                                            1996       1997
                                                                          ---------  ---------
Accumulated postretirement benefit obligation:
  Retirees..............................................................  $   4,603  $   4,699
  Fully eligible active plan participants...............................        533        562
  Other active plan participants........................................      3,947      4,303
                                                                          ---------  ---------
Total accumulated postretirement benefit obligation.....................      9,083      9,564
Unrecognized prior service cost.........................................      2,356      2,153
Unrecognized net gain (loss) from actuarial experience..................       (744)      (589)
                                                                          ---------  ---------
  Accrued postretirement benefit cost...................................  $  10,695  $  11,128
                                                                          ---------  ---------
                                                                          ---------  ---------

    The components of net periodic postretirement benefit cost for the years ended December 31, were as follows:

                                                                          1995       1996       1997
                                                                        ---------  ---------  ---------
Benefits attributed to service during the year........................  $     281  $     271  $     283
Interest cost on accumulated postretirement benefits obligation.......        591        688        656
Net amortization......................................................       (225)      (190)      (200)
                                                                        ---------  ---------  ---------
  Net periodic postretirement benefit cost............................  $     647  $     769  $     739
                                                                        ---------  ---------  ---------
                                                                        ---------  ---------  ---------

    For 1997 measurement purposes, annual rates of increase in the per capita cost of covered health care benefits were assumed to average 7.0% for 1998 decreasing gradually to 5.3% by 2008 and remaining at that level thereafter. The health care cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed health care cost trend rates by 1.0% in each year would increase the accumulated postretirement benefit obligation as of December 31, 1997, by approximately $670 and the aggregate of the service and interest cost components of net periodic postretirement benefit cost for the year then ended by approximately $45.

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

8. POSTRETIREMENT BENEFITS OTHER THAN PENSIONS (CONTINUED)
    Assumptions used to develop net periodic postretirement benefit cost for each of the three years in the period ended December 31, 1997 were as follows:

Discount rate.........................................................       7.25%
Rate of increase in future compensation levels........................       4.00%

9. INCOME TAXES

    The Company is included in the PDC consolidated tax returns; PDC allocates income taxes as if the Company filed on a separate company basis. The Company clears income taxes with PDC through the intercompany account.

    The provisions for income taxes for the years ended December 31, were as follows:

                                                                 1995       1996       1997
                                                               ---------  ---------  ---------
Current:
  Federal....................................................  $  13,161  $   7,421  $   7,760
  State......................................................      1,880      1,060      1,109
  Foreign....................................................     10,310     10,508     10,077
                                                               ---------  ---------  ---------
                                                                  25,351     18,989     18,946
                                                               ---------  ---------  ---------
Deferred:
  Federal....................................................     (2,430)      (672)     3,319
  State......................................................       (347)       (96)       474
  Foreign....................................................     (1,844)      (771)      (581)
                                                               ---------  ---------  ---------
                                                                  (4,621)    (1,539)     3,212
                                                               ---------  ---------  ---------
    Total....................................................  $  20,730  $  17,450  $  22,158
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    A reconciliation of the U.S. statutory tax rate to the Company's effective tax rate for the years ended December 31, is as follows:

                                                                        1995       1996       1997
                                                                      ---------  ---------  ---------
Statutory tax rate..................................................       35.0%      35.0%      35.0%
Withholding tax on dividend of foreign subsidiary...................                              6.0
State and local income taxes........................................        1.5        1.5        1.4
Incremental international tax.......................................        5.4        1.2        0.2
Goodwill............................................................        1.9        2.0        1.8
Other items, net....................................................                   0.1       (0.1)
                                                                            ---        ---        ---
Effective tax rate..................................................       43.8%      39.8%      44.3%
                                                                            ---        ---        ---
                                                                            ---        ---        ---

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

9. INCOME TAXES (CONTINUED)
    Deferred income tax assets and liabilities comprised the following at December 31:

                                                                            1996       1997
                                                                          ---------  ---------
Deferred tax assets:
  Postretirement and postemployment benefits............................  $   4,566  $   4,475
  Accruals..............................................................        320        320
  Inventories...........................................................        319        310
  Other.................................................................      3,383      2,302
  Foreign tax credit....................................................                   920
  Valuation allowance-foreign tax credit................................                  (920)
                                                                          ---------  ---------
    Total deferred tax assets...........................................      8,588      7,407
                                                                          ---------  ---------

Deferred tax liabilities:
  Depreciation..........................................................     20,104     18,025
  Withholding tax on dividend of foreign subsidiary.....................                 3,000
  Pension costs.........................................................      1,828      2,106
  Other.................................................................        378      1,880
                                                                          ---------  ---------
    Total deferred tax liabilities......................................     22,310     25,011
                                                                          ---------  ---------
Net deferred tax liabilities............................................     13,722     17,604
  Current deferred tax asset............................................      2,509
  Current deferred tax liability........................................                (1,481)
                                                                          ---------  ---------
Long-term deferred income tax liability-net.............................  $  16,231  $  16,123
                                                                          ---------  ---------
                                                                          ---------  ---------

    During 1997 the Company determined that it would no longer reinvest the undistributed earnings of Accuride Canada and accordingly, has recorded a provision for the applicable income taxes for the year ended December 31, 1997.

10. COMMITMENTS

    Rent expense for the years ended December 31, 1995, 1996 and 1997 was $1,209, $1,022 and $1,566, respectively. Future minimum lease payments for all noncancelable operating leases having a remaining term in excess of one year at December 31, 1997 are as follows:

1998................................................................  $     696
1999................................................................        512
2000................................................................        105
2001................................................................         88
2002................................................................         71
                                                                      ---------
Total...............................................................  $   1,472
                                                                      ---------
                                                                      ---------

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

11. CONTINGENCIES

    The Company is from time to time involved in various legal proceedings of a character normally incident to its past and present businesses. Management does not believe that the outcome of these proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

    The Company's operations are subject to federal, state and local environmental laws, rules and regulations. Pursuant to the recapitalization of the Company (see Note 14), the Company will be indemnified by PDC with respect to environmental liabilities at its Henderson and London facilities, subject to certain limitations. Pursuant to the AKW formation agreements (see Note 5), the Company has been indemnified by Kaiser with respect to facilities owned by AKW that were contributed by Kaiser. Management does not believe that the outcome of any environmental proceedings will have a material adverse effect on the consolidated financial condition or results of operations of the Company.

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

12. SEGMENT REPORTING

    The Company operates in one business segment: the design, manufacture and distribution of steel wheels and rims for trucks, trailers, and other vehicles.

    GEOGRAPHIC SEGMENTS--The Company has foreign operations in Canada and Mexico which are summarized below. Sales and revenues between geographic areas are made at negotiated selling prices.

                                                                   UNITED
1995                                                               STATES      CANADA    ELIMINATIONS   COMBINED
---------------------------------------------------------------  ----------  ----------  ------------  ----------
Net sales and revenues:
  Sales to unaffiliated customers..............................  $  203,382  $  154,420                $  357,802
  Sales among geographic areas.................................       4,076      34,871   $  (38,947)
                                                                 ----------  ----------  ------------  ----------
    Total......................................................  $  207,458  $  189,291   $  (38,947)  $  357,802
                                                                 ----------  ----------  ------------  ----------
                                                                 ----------  ----------  ------------  ----------

Income from operations.........................................  $   25,021  $   25,209   $   (2,550)  $   47,680

Identifiable assets............................................  $  176,424  $  155,669   $  (33,193)  $  298,900

                                                                   UNITED
1996                                                               STATES      CANADA    ELIMINATIONS   COMBINED
---------------------------------------------------------------  ----------  ----------  ------------  ----------
Net sales and revenues:
  Sales to unaffiliated customers..............................  $  169,569  $  138,261                $  307,830
  Sales among geographic areas.................................       4,444      30,693   $  (35,137)
                                                                 ----------  ----------  ------------  ----------
    Total......................................................  $  174,013  $  168,954   $  (35,137)  $  307,830
                                                                 ----------  ----------  ------------  ----------
                                                                 ----------  ----------  ------------  ----------

Income from operations.........................................  $   20,802  $   25,556   $   (2,576)  $   43,782

Identifiable assets............................................  $  151,527  $  152,386   $  (15,210)  $  288,703

                                                        UNITED
1997                                                    STATES      CANADA     MEXICO    ELIMINATIONS   COMBINED
----------------------------------------------------  ----------  ----------  ---------  ------------  ----------
Net sales and revenues:
  Sales to unaffiliated customers...................  $  176,723  $  151,132  $   5,111                $  332,966
  Sales among geographic areas......................       6,157      31,309              $  (37,466)
                                                      ----------  ----------  ---------  ------------  ----------
    Total...........................................  $  182,880  $  182,441  $   5,111   $  (37,466)  $  332,966
                                                      ----------  ----------  ---------  ------------  ----------
                                                      ----------  ----------  ---------  ------------  ----------

Income from operations..............................  $   23,763  $   23,152  $     292   $   (2,529)  $   44,678

Identifiable assets.................................  $  193,572  $  143,197  $  29,406   $  (18,728)  $  347,447

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

12. SEGMENT REPORTING (CONTINUED)
    Sales to three customers exceed 10% of total net sales for the years ended December 31, as follows:

                                         1995                     1996                     1997
                                -----------------------  -----------------------  -----------------------
                                               % OF                     % OF                     % OF
                                  AMOUNT       SALES       AMOUNT       SALES       AMOUNT       SALES
                                ----------     -----     ----------     -----     ----------     -----
Customer one..................  $   65,481        18.3%  $   55,887        18.2%  $   62,838        18.9%
Customer two..................      54,968        15.4%      45,698        14.8%      55,231        16.6%
Customer three................      45,428        12.7%      45,309        14.7%      50,699        15.2%
                                ----------         ---   ----------         ---   ----------         ---
                                $  165,877        46.4%  $  146,894        47.7%  $  168,768        50.7%
                                ----------         ---   ----------         ---   ----------         ---
                                ----------         ---   ----------         ---   ----------         ---

13. FINANCIAL INSTRUMENTS

    The carrying amounts of financial instruments including cash and cash equivalents, customer receivables and accounts payable approximated fair value as of December 31, 1996 and 1997, because of the relatively short maturity of these instruments. The difference between the carrying amount and fair value is insignificant for notes receivable from AOT. The carrying amount of short-term notes payable approximate fair value because of at or near market interest rate pricing provisions.

14. SUBSEQUENT EVENTS

    RECAPITALIZATION OF ACCURIDE CORPORATION--The Company entered into a stock subscription and redemption agreement dated November 17, 1997 (the "Agreement") with PDC and Hubcap Acquisition L.L.C. ("Hubcap Acquisition"), which is a Delaware limited liability company formed at the direction of KKR 1996 Fund L.P., a Delaware limited partnership affiliated with Kohlberg Kravis Roberts & Co., L. P.

    Pursuant to the Agreement, effective January 21, 1998, Hubcap Acquisition acquired 90% of the common stock of the Company for an aggregate redemption price of $468,000 subject to adjustment for changes in working capital and the difference between actual and projected capital expenditures. In connection with the recapitalization, Hubcap Acquisition made an equity investment in the Company of $108,000, and the Company issued $200,000 of 9.25% senior subordinated notes at 99.48% due 2008 and obtained $162,000 in bank borrowings, including $135,000 of borrowings under senior secured term loans due 2005 and 2006 with variable interest rates and $27,000 of borrowings under a $140,000 senior secured revolving line of credit expiring 2004 with a variable interest rate.

    STOCK SPLIT--Effective January 21, 1998, the Company declared a 240-for-1 stock split. All per share information has been restated to give effect to the stock split.

    AUTHORIZED SHARES--Effective January 21, 1998, the Company increased its authorized shares of common stock to 45,000 shares and authorized 5,000 shares of preferred stock each with a par value of one cent ($.01) per share. All per share information has been restated to give effect to the increase in authorized shares.

    1998 STOCK PURCHASE AND OPTION PLAN--Effective January 21, 1998, the Company adopted the 1998 Stock Purchase and Option Plan for key employees of Accuride Corporation and subsidiaries (the "1998 Plan").

                              ACCURIDE CORPORATION

           FOR THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1997

                             (DOLLARS IN THOUSANDS)

14. SUBSEQUENT EVENTS (CONTINUED)
    The 1998 Plan provides for the issuance of shares of authorized but unissued or reacquired shares of common stock subject to adjustment to reflect certain events such as stock dividends, stock splits, recapitalizations, mergers or reorganizations of or by the Company. The 1998 Plan is intended to assist the Company in attracting and retaining employees of outstanding ability and to promote the identification of their interests with those of the stockholders of the Company. The 1998 Plan permits the issuance of common stock (the "1998 Plan Purchase Stock") and the grant of non-qualified stock options (the "1998 Plan Options") to purchase shares of common stock (the issuance of 1998 Plan Purchase Stock and the grant of the 1998 Plan Options pursuant to the 1998 Plan being a "1998 Plan Grant"). Unless sooner terminated by the Company's Board of Directors, the 1998 Plan will expire ten years after adoption. Such termination will not affect the validity of any 1998 Plan Grant outstanding on the date of the termination.

    Pursuant to the 1998 Plan, 2,598 shares of common stock of the Company are reserved for issuance under such plan.

    LABOR RELATIONS (UNAUDITED)--The Company's current contract with the UAW covering employees at the Henderson Facility expired in February 1998. The Company was not able to negotiate a mutually acceptable agreement with the UAW. Therefore, a strike occurred at the Henderson Facility on February 20, 1998. The Company is continuing to operate with its salaried employees and contractors. On March 31, 1998, the members of the UAW rejected the Company's final offer for a new contract. Effective as of March 31, 1998, the Company began an indefinite lockout, which was prompted by continuing reports to management that some individuals planned to re-enter the plant and harass employees and damage equipment and machinery. Currently, there is, and the Company believes that there will be, no supply disruption to the Company's customer base; however, there can be no assurance to that effect. A supply disruption to the Company's customer base could have a material adverse effect on the Company.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY INITIAL PURCHASERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY TO ANY SECURITY OTHER THAN THOSE TO WHICH IT RELATES, NOR DOES IT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO BUY, TO ANY PERSON IN ANY JURISDICTION WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHICH IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.
                            ------------------------

                               TABLE OF CONTENTS

                                                      PAGE
                                                      -----
Prospectus Summary...............................           1
Risk Factors.....................................          15
The Exchange Offer...............................          24
The Recapitalization.............................          33
Use of Proceeds..................................          34
Capitalization...................................          35
Pro Forma Consolidated Condensed Financial
  Statements.....................................          36
Selected Historical Consolidated Financial and
  Other Data.....................................          41
Management's Discussion and Analysis of Financial
  Condition and Results of Operations............          43
Business.........................................          50
Management.......................................          61
Certain Relationships and Related Transactions...          67
Principal Stockholders...........................          68
Description of the Credit Facility...............          69
Description of the Notes.........................          71
Certain Federal Income Tax Considerations........         106
Book-Entry; Delivery and Form....................         106
Plan of Distribution.............................         109
Legal Matters....................................         110
Experts..........................................         110
Available Information............................         110
Glossary.........................................         G-1
Index to Financial Statements....................         F-1

UNTIL             , 1998, ALL DEALERS EFFECTING TRANSACTIONS IN THE EXCHANGE
NOTES, WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENT OR SUBSCRIPTIONS.

                                 --------------

                                   PROSPECTUS
                                 --------------

                                     [LOGO]

                              ACCURIDE CORPORATION
                             OFFER TO EXCHANGE ITS
                           9 1/4% SENIOR SUBORDINATED
                                 NOTES DUE 2008
                           WHICH HAVE BEEN REGISTERED
                          UNDER THE SECURITIES ACT OF
                           1933, AS AMENDED, FOR ITS
                               OUTSTANDING 9 1/4%
                           SENIOR SUBORDINATED NOTES
                                    DUE 2008

                                           , 1998

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    The Company is a Delaware corporation. Subsection (b)(7) of Section 102 of the Delaware General Corporation Law (the "DGCL"), enables a corporation in its original certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations of the director's fiduciary duty, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or
(iv) for any transaction from which a director derived an improper personal benefit.

    Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with such action, suit or proceeding provided that such director or officer acted in good faith in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, and, with respect to any criminal action or proceeding, provided further that such director or officer had no reasonable cause to believe his conduct was unlawful.

    Subsection (b) of Section 145 empowers a corporation to indemnify any director or officer, or former director or officer, who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such action or suit provided that such director or officer acted in good faith and in a manner reasonably believed to be in, or not opposed to, the best interests of the corporation, except that no indemnification may be made in respect to any claim, issue or matter as to which such director or officer shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all of the circumstances of the case, such director or officer is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

    Section 145 further provides that to the extent a director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, he shall be indemnified against expenses (including attorneys fees) actually and reasonably incurred by him in connection therewith; that indemnification and advancement of expenses provided for, by, or granted pursuant to Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and empowers the corporation to purchase and maintain insurance on behalf of a director or officer of the corporation against any liability asserted against him or incurred by him in any such capacity, or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liabilities under
Section 145.

    Paragraph 7 of the Restated Certificate of Incorporation (filed as Exhibit
3.1 to the Registration Statement) of the Company provides for the elimination of liability of directors to the extent permitted by the DGCL. Article V,
Section 1 of the By-Laws of the Company (filed as Exhibit 3.2 to the Registration

Statement) provides for indemnification of the officers and directors of the Company to the extent permitted by the DGCL.

    The Company has in effect directors' and officers' liability insurance policies in the amount of $25 million covering all of its directors and officers.

ITEM 21. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

    (a) Exhibits

  EXHIBIT
    NO.                                                     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
       2.1   Stock Subscription and Redemption Agreement, dated as of November 17, 1997, among the Company, Hubcap
             Acquisition L.L.C. and Phelps Dodge Corporation
       3.1   Certificate of Incorporation, as amended, of Accuride Corporation.
       3.2   By-Laws of Accuride Corporation.
       4.1   Indenture, dated as of January 21, 1998, between Accuride Corporation and U.S. Trust Company of
             California, N.A., as trustee, relating to $200,000,000 aggregate principal amount of 9 1/4% Senior
             Subordinated Notes due 2008.
       4.2   Registration Rights Agreement, dated as of January 21, 1998, between Accuride Corporation, and BT Alex.
             Brown Incorporation, Citicorp Securities, Inc., and J.P. Morgan Securities Inc.
       4.3   Specimen Certificate of 9 1/4% Senior Subordinated Notes due 2008, Series A (the "Private Notes")
             (included in Exhibit 4.1 hereto).
       4.4   Specimen Certificate of 9 1/4% Senior Subordinated Notes due 2008, Series B (the "Exchange Notes")
             (included in Exhibit 4.1 hereto).
      *5.1   Opinion of Latham & Watkins regarding the validity of the Exchange Notes.
       8.1   Opinion of Latham & Watkins regarding the material United States Federal income tax consequences to holders of the Exchange Notes.
      10.1   Stockholders' Agreement by and among Accuride Corporation, Phelps Dodge Corporation and Hubcap
             Acquisition L.L.C.
      10.2   Registration Rights Agreement by and between Accuride Corporation and Hubcap Acquisition L.L.C.
      10.3   1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries.
      10.4   Form of Non-qualified Stock Option Agreement by and between Accuride Corporation and certain employees.
      10.5   Form of Repayment and Stock Pledge Agreement by and between Accuride and certain employees.
      10.6   Form of Secured Promissory Note in favor of Accuride Corporation.
      10.7   Form of Stockholders' Agreement by and among Accuride Corporation, certain employees and Hubcap
             Acquisition L.L.C.
      10.8   Form of Severance Agreement by and between Accuride Corporation and certain executives.
      10.9   Contribution Agreement, dated as of May 1, 1997, among Accuride Corporation, Kaiser Aluminum & Chemical
             Corporation ("Kaiser"), AKW General Partner L.L.C. and AKW L.P.
     10.10   Limited Partnership Agreement of AKW L.P., dated as of May 1, 1997, among AKW General Partner L.L.C.,
             Accuride Ventures, Inc., Accuride Corporation and Kaiser.
     10.11   Limited Liability Company Agreement of AKW General Partner L.L.C., dated as of May 1, 1997, among
             Accuride Ventures, Inc., Accuride Corporation and Kaiser.

  EXHIBIT
    NO.                                                     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
     10.12   Lease Agreement, dated as of May 1, 1997, between Kaiser and AKW L.P.
     10.13   Lease Agreement dated November 1, 1988, by and between Kaiser and The Bell Company regarding the property in Cuyahoga Falls, Ohio, as amended and extended.
     10.14   Lease Agreement, dated as of February 1, 1974, by and between Henderson County and The Firestone Tire &
             Rubber Company ("Firestone").
     10.15   Lease Amendment, dated as of December 19, 1986, by and between Henderson County and Firestone.
     10.16   Joint Venture Agreement, dated November 5, 1997, by and among the Company, Industria Automotriz, S.A. de
             C.V., Grupo Industrial Ramirez, S.A. and Accuride de Mexico, S.A. de C.V. ("ADM").
     10.17   By-laws of ADM.
     10.18   Purchase and Sale Agreement, dated as of October 21, 1997, by and between Accuride Corporation and
             General Electric Company regarding property located in Columbia, Tennessee.
     10.19   Purchase Supply and Assembly Agreement, dated as of January 15, 1998, between Accuride Corporation and
             Lacks Industries, Inc.
     10.20   Credit Agreement, dated as of January 21, 1998, between Accuride Corporation and Citicorp USA, Inc.,
             Citicorp Securities, Inc., Bankers Trust Company and Wells Fargo Bank.
     10.21   Purchase Agreement, dated as of January 15, 1998, between Accuride Corporation and BT Alex. Brown
             Incorporation, Citicorp Securities, Inc., and J.P. Morgan Securities Inc.
      12.1   Statement of Computation of Ratio of Earnings to Fixed Charges.
      21.1   Subsidiaries of Accuride Corporation.
      23.1   Consent of Latham & Watkins (included in its opinions filed as Exhibits 5.1 and 8.1).
      23.2   Consent of Deliotte & Touche LLP.
      24.1   Power of Attorney of Accuride Corporation (included on signature page to this Registration Statement on
             Form S-4).
      25.1   Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of U.S. Trust
             Company of California (bound separately).
      27.1   Financial Data Schedule.
      99.1   Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer.
      99.2   Form of Notices of Guaranteed Delivery.

------------------------

*   To be filed by amendment

    (b) Financial Statement Schedules:

None.

ITEM 22. UNDERTAKINGS.

    (a) The undersigned registrant hereby undertake that insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Act"), may be permitted to directors, officers and controlling persons of the Registrants pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim of indemnification against such liabilities (other than the payment by the registrant of expenses incurred or the registrant in the successful defense of any action, suit paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    (b) The undersigned registrant hereby undertake to respond to requests for information that is incorporated by reference into this Prospectus pursuant to
Item 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    (c) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

    (d)(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement; (i) to include any prospectus required by Section 10(a)(3) of the Act; (ii) to reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; (iii) to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

    (2) That, for purposes of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Henderson, State of Kentucky on April 15, 1998.

                                ACCURIDE CORPORATION

                                BY:  /S/ WILLIAM P. GREUBEL
                                     -----------------------------------------
                                     William P. Greubel
                                     CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints William P. Greubel and John R. Murphy and each or any of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign a registration statement on form S-4 and any and all amendments thereto) and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in their capacities and on the dates indicated.

          SIGNATURE                        TITLE                    DATE
------------------------------  ---------------------------  -------------------

                                President and Chief
    /s/ WILLIAM P. GREUBEL        Executive Officer
------------------------------    (Principal Executive         April 15, 1998
      William P. Greubel          Officer)

                                Chief Financial Officer,
      /s/ JOHN R. MURPHY          Secretary and Treasurer
------------------------------    (Principal Financial and     April 15, 1998
        John R. Murphy            Accounting Officer)

     /s/ HENRY R. KRAVIS        Director
------------------------------                                 April 15, 1998
       Henry R. Kravis

    /s/ GEORGE R. ROBERTS       Director
------------------------------                                 April 15, 1998
      George R. Roberts

   /s/ JAMES H. GREENE, JR.     Director
------------------------------                                 April 15, 1998
     James H. Greene, Jr.

      /s/ TODD A. FISHER        Director
------------------------------                                 April 15, 1998
        Todd A. Fisher

                                 EXHIBIT INDEX

  EXHIBIT
    NO.                                                     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
       2.1   Stock Subscription and Redemption Agreement, dated as of November 17, 1997, among the Company, Hubcap
             Acquisition L.L.C. and Phelps Dodge Corporation
       3.1   Certificate of Incorporation, as amended, of Accuride Corporation.
       3.2   By-Laws of Accuride Corporation.
       4.1   Indenture, dated as of January 21, 1998, between Accuride Corporation and U.S. Trust Company of
             California, N.A., as trustee, relating to $200,000,000 aggregate principal amount of 9 1/4% Senior
             Subordinated Notes due 2008.
       4.2   Registration Rights Agreement, dated as of January 21, 1998, between Accuride Corporation, and BT Alex.
             Brown Incorporation, Citicorp Securities, Inc., and J.P. Morgan Securities Inc.
       4.3   Specimen Certificate of 9 1/4% Senior Subordinated Notes due 2008, Series A (the "Private Notes")
             (included in Exhibit 4.1 hereto).
       4.4   Specimen Certificate of 9 1/4% Senior Subordinated Notes due 2008, Series B (the "Exchange Notes")
             (included in Exhibit 4.1 hereto).
      *5.1   Opinion of Latham & Watkins regarding the validity of the Exchange Notes.
       8.1   Opinion of Latham & Watkins regarding the material United States Federal income tax consequences to holders of the Exchange Notes.
      10.1   Stockholders' Agreement by and among Accuride Corporation, Phelps Dodge Corporation and Hubcap
             Acquisition L.L.C.
      10.2   Registration Rights Agreement by and between Accuride Corporation and Hubcap Acquisition L.L.C.
      10.3   1998 Stock Purchase and Option Plan for Employees of Accuride Corporation and Subsidiaries.
      10.4   Form of Non-qualified Stock Option Agreement by and between Accuride Corporation and certain employees.
      10.5   Form of Repayment and Stock Pledge Agreement by and between Accuride and certain employees.
      10.6   Form of Secured Promissory Note in favor of Accuride Corporation.
      10.7   Form of Stockholders' Agreement by and among Accuride Corporation, certain employees and Hubcap
             Acquisition L.L.C.
      10.8   Form of Severance Agreement by and between Accuride Corporation and certain executives.
      10.9   Contribution Agreement, dated as of May 1, 1997, among Accuride Corporation, Kaiser Aluminum & Chemical
             Corporation ("Kaiser"), AKW General Partner L.L.C. and AKW L.P.
     10.10   Limited Partnership Agreement of AKW L.P., dated as of May 1, 1997, among AKW General Partner L.L.C.,
             Accuride Ventures, Inc., Accuride Corporation and Kaiser.
     10.11   Limited Liability Company Agreement of AKW General Partner L.L.C., dated as of May 1, 1997, among
             Accuride Ventures, Inc., Accuride Corporation and Kaiser.
     10.12   Lease Agreement, dated as of May 1, 1997, between Kaiser and AKW L.P.
     10.13   Lease Agreement dated November 1, 1988, by and between Kaiser and The Bell Company regarding the property in Cuyahoga Falls, Ohio, as amended and extended.
     10.14   Lease Agreement, dated as of February 1, 1974, by and between Henderson County and The Firestone Tire &
             Rubber Company ("Firestone").
     10.15   Lease Amendment, dated as of December 19, 1986, by and between Henderson County and Firestone.
     10.16   Joint Venture Agreement, dated November 5, 1997, by and among the Company, Industria Automotriz, S.A. de
             C.V., Grupo Industrial Ramirez, S.A. and Accuride de Mexico, S.A. de C.V. ("ADM").

  EXHIBIT
    NO.                                                     DESCRIPTION
-----------  ---------------------------------------------------------------------------------------------------------
     10.17   By-laws of ADM.
     10.18   Purchase and Sale Agreement, dated as of October 21, 1997, by and between Accuride Corporation and
             General Electric Company regarding property located in Columbia, Tennessee.
     10.19   Purchase Supply and Assembly Agreement, dated as of January 15, 1998, between Accuride Corporation and
             Lacks Industries, Inc.
     10.20   Credit Agreement, dated as of January 21, 1998, between Accuride Corporation and Citicorp USA, Inc.,
             Citicorp Securities, Inc., Bankers Trust Company and Wells Fargo Bank.
     10.21   Purchase Agreement, dated as of January 15, 1998, between Accuride Corporation and BT Alex. Brown
             Incorporation, Citicorp Securities, Inc., and J.P. Morgan Securities Inc.
      12.1   Statement of Computation of Ratio of Earnings to Fixed Charges.
      21.1   Subsidiaries of Accuride Corporation.
      23.1   Consent of Latham & Watkins (included in its opinions filed as Exhibits 5.1 and 8.1).
      23.2   Consent of Deliotte & Touche LLP.
      24.1   Power of Attorney of Accuride Corporation (included on signature page to this Registration Statement on
             Form S-4).
      25.1   Statement of Eligibility and Qualification (Form T-1) under the Trust Indenture Act of 1939 of U.S. Trust
             Company of California (bound separately).
      27.1   Financial Data Schedule.
      99.1   Form of Letter of Transmittal and related documents to be used in conjunction with the Exchange Offer.
      99.2   Form of Notices of Guaranteed Delivery.

------------------------

* To be filed by amendment